






# ANNUAL REPORT 2025

## YEAR ENDING JANUARY 31

# CORPORATE PROFILE

## Who We Are

AstroNova® is a global leader in data visualization technologies. We develop, manufacture, and support a broad array of products that acquire, store, analyze, and transform data into meaningful information that is presented in multiple formats. We have a broad global presence, significant market leadership in the aerospace industry for cockpit printers, a growing presence in the commercial print industry, and a brand that represents quality and reliability. Our large installed base of printers and quality products create sticky customers that expand our supplies, parts and service business. Our strategy is to drive profitable growth through innovative new technologies, increasing our installed base to grow recurring revenue while strategically acquiring additional products to expand our addressable markets.

AstroNova® Product Identification

QuickLabel

Our Product Identification segment includes QuickLabel, TrojanLabel, and GetLabels. These brands provide a wide array of digital end-to-end product marking and identification solutions, including color labeling, direct-to-package, and mail printing solutions for OEMs, commercial printers, and brand owners. From tabletop printers to larger scale industrial and commercial printing and packaging solutions, our innovative products enable customers to minimize their product identification expenses and experience greater flexibility, improving their ability to identify, track, and market their products.

AstroNova® Aerospace

Our Test & Measurement segment, which was renamed Aerospace in fiscal 2026 to better reflect the end markets served, provides avionics equipment and systems for commercial, regional, business, and military aircraft and data acquisition solutions that acquire, record, and analyze electronic signals from local and networked sensors for the aerospace and defense market. Customers include many of the world's major aircraft manufacturers, defense contractors, and airlines.

Implemented in 2013 and built upon our core values, the AstroNova Operating System (AOS) provides the framework for systematically applying lean enterprise tools and business management processes to drive operational excellence towards supporting our strategic objectives for profitable growth.

## AstroNova Operating System (AOS)











Data Visualization Technology
AOS Tools
INNOVATION
CONTINUOUS IMPROVEMENT
CUSTOMER FIRST
BUILDING VALUE
ONE GLOBAL TEAM
Integrity and Mutual Respect
Superior Quality, Delivery, Cost & Growth

A passionate commitment to quality, innovation, and sustainability is fundamental to AstroNova's values. AstroNova is certified to ISO 9001:2015 and AS9100D Quality Management System Standards. To support our global aerospace and defense customers, AstroNova holds FAA and EASA Part 145 Repair Station approvals, along with certifications from the Civil Aviation Administration of China (CAAC) and the UK Civil Aviation Authority. We are proud to be recognized by EcoVadis for our responsible and sustainable business practices and honored to have received the Intertek Achievement Award for Workplace Conditions Assessment.

# LETTER TO SHAREHOLDERS

**Dear Fellow Shareholders,**

In fiscal 2025, we continued to strengthen our position as a global leader in data visualization technologies and were a leading partner of choice for high-performance, reliable and military-grade printing needs. Over this past year, we made substantial investments in building the business for the future, expanding the global end markets we serve, particularly in commercial printing, and advancing our technological capabilities while taking control of our ink supply chain through acquisition.

This was a year of transition as we focused on operational issues within our control and took important strategic actions to put ourselves on the path for accelerated growth and profitability. We bolstered our global operational and sales leadership, restructured our business, and implemented a new level of accountability and excellence. We entered fiscal 2026 with a renewed executional focus and confidence in our long-term market position, technology, and growth opportunities.

## Fiscal 2025 Performance

In fiscal 2025, we delivered full year revenue of $151 million. Our high-quality and reliable products are sticky, built on a large installed base, and, as a result, 71% of the year's revenue was recurring. While revenue was impacted by Boeing strikes and delays in large defense orders, we were buoyed by the strength of our customer relationships, as we remained deeply embedded with the world's leading aerospace and defense companies.

Our Test & Measurement segment, which was renamed Aerospace in fiscal 2026, achieved record revenue of $48.9 million for the year and a record operating profit margin of 22.8%.

Within the segment now known as Aerospace, we continue to transition customers to our lighter weight, higher performance, and highly reliable ToughWriter solutions. Our objective is to:

- Provide our customers with lightweight and efficient products that provide higher resolution and lower total life cycle cost;

- Improve our operational efficiency by focusing our manufacturing resources on fewer but better margin products;

- Decrease expenses, as royalty payments associated with legacy printers roll off based on the original contract terms; and

- Increase our share of the aviation certified paper supply market as more of our installed base shifts to our ToughWriter printers to replace legacy equipment.

We ended fiscal 2025 with ToughWriter shipments constituting 42% of all Aerospace printer shipments and expect to more than double that proportion by the end of fiscal 2026.

In our Product Identification segment, we made solid progress with the integration of the MTEX operations, yet there remains more work to do and opportunities to further improve. The complexities related to the MTEX integration negatively impacted our operational and financial performance for this segment, delivering fiscal 2025 revenue of $102 million, which was not reflective of the full potential of our business. Even with these challenges, we remained encouraged by our market positioning, the promise of our technology and the future opportunities to support high-demand printing needs across a wider set of industries.

## Strategic Actions to Drive Improved Revenue Growth and Profitability

To address challenges in our Product Identification segment, we took immediate and decisive actions, including:

- Implementing a restructuring plan expected to deliver $3 million in annualized cost savings;

- Accelerating the integration of MTEX by fully folding the product portfolio into ours, reorganizing and realigning the business, right-sizing the product offerings to focus on higher-margin, higher-growth products, and implementing a new level of accountability and discipline; and

- Overhauling finance and accounting processes to meet U.S. GAAP requirements and implementing the AstroNova Operating System to drive operational excellence.

We are confident these and ongoing efforts better position us to drive revenue growth and improve profitability through new product launches, tangible sales synergies, and attractive supply source opportunities in fiscal 2026.

## Enhanced Print-Engine Technology Unlocks Larger Serviceable Addressable Market

AstroNova's core strength lies in our data visualization technology, which enables us to process analog and digital data efficiently and deliver highly differentiated products.  Our strategy is to capitalize on this expertise in a business with significant recurring revenue from consumables such as ink, labels, paper, service agreements, and repairs.

Our goal is to continue leveraging MTEX's key technologies and impressive manufacturing facilities while ensuring we have the right operating structure, product portfolio, and go-to-market strategies in place.  Through MTEX and its print-engine technology, by the end of fiscal 2026, we plan to introduce at least five next-generation products, three of which have already been launched.  These products offer users greater flexibility, live software updates, and real-time equipment monitoring.  They also open AstroNova to a new set of end markets that include even larger customers that require higher performance machines with wider print widths and higher throughput speeds.  We expect these next-generation systems to drive increased revenue from expanded sales of label media and supplies, supporting our consumables-driven growth model.

## Looking Ahead

We believe our strategic actions and investments position AstroNova for a strong future.  We are executing on our long-term strategy to reduce our dependence on sole source suppliers, replace legacy products with our own technology and broaden our product offerings to expand our addressable market.  We are confident in our ability to deliver long-term shareholder value by expanding our application capabilities, strengthening our competitive position, and delivering improved reliability and quality to our customers.

On behalf of our Team Members and Board of Directors, thank you for your ongoing support and confidence in AstroNova.

*Gregory A. Woods*

**Gregory A. Woods**
*President and Chief Executive Officer*
May 19, 2025



# FINANCIAL HIGHLIGHTS

|  | Years Ended January 31, | | |
| :--- | ---: | ---: | ---: |
| ($ in millions, except per share amounts) | 2025 | 2024 | 2023 |
| BOOKINGS | $145.1 | $143.7 | $138.6 |
| REVENUE | $151.3 | $148.1 | $142.5 |
| GROSS PROFIT | $52.7 | $51.6 | $48.2 |
| GROSS PROFIT MARGIN | 34.9% | 34.9% | 33.8% |
| OPERATING INCOME (LOSS) | $(8.6) | $8.8 | $5.4 |
| OPERATING MARGIN | (5.7)% | 5.9% | 3.8% |
| NET INCOME (LOSS) | $(14.5) | $4.7 | $2.7 |
| NET INCOME (LOSS) PER SHARE - DILUTED | $(1.93) | $0.63 | $0.36 |
| WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED [1] | 7,509,000 | 7,496,000 | 7,374,000 |
| ADJUSTED EBITDA[2] | $12.3 | $17.6 | $11.0 |
| ADJUSTED EBITDA MARGIN | 8.1% | 11.9% | 7.7% |

[1]For the year ended January 31, 2025, we had weighted average common stock equivalent shares outstanding of 45,908 that could potentially dilute earnings per share in future periods. These shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive given the net loss during the period.

[2]See reconciliation of Net Income (Loss) to Adjusted EBITDA below.

|  | Years Ended January 31, | | |
| :--- | ---: | ---: | ---: |
|  | 2025 | 2024 | 2023 |
| Net Income (Loss) | $ (14.5) | $4.7 | $2.7 |
| Interest Expense | 3.2 | 2.7 | 1.7 |
| Income Tax Expense | 2.2 | 1.4 | 0.7 |
| Depreciation/Amortization | 4.8 | 4.3 | 3.9 |
| Share-Based Compensation | 1.4 | 1.3 | 1.3 |
| Acquisition Transaction Costs | 1.2 | - | 0.7 |
| CFO Transition Costs | 0.4 | - | - |
| Inventory Step-Up | 0.2 | - | - |
| Goodwill Impairment | 13.4 | - | - |
| Restructuring Charges, net | - | 2.6 | - |
| Product Retrofit Costs, net | - | 0.6 | - |
| Adjusted EBITDA | $12.3 | $17.6 | $11.0 |

## Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, acquisition costs, CFO transition costs, inventory step-up, goodwill impairment, restructuring charges, and product retrofit costs. Adjusted EBITDA margin is also a non-GAAP measure and represents Adjusted EBITDA as a percentage of revenue. AstroNova believes that the inclusion of these non-GAAP financial measures helps investors gain a meaningful understanding of changes in the Company's core operating results and also can help investors who wish to make comparisons between AstroNova and other companies on both a GAAP and a non-GAAP basis. AstroNova's management uses Adjusted EBITDA, in addition to other GAAP financial measures, as the basis for measuring its core operating performance and comparing such performance to that of prior periods and to the performance of its competitors. Adjusted EBITDA also is used by the Company's management to assist with their financial and operating decision-making.

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended January 31, 2025**
**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from _____ to _____**
**Commission file number 0-13200**

# AstroNova, Inc.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Rhode Island** | **05-0318215** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **600 East Greenwich Avenue, West Warwick, Rhode Island** | **02893** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (401) 828-4000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $.05 Par Value | ALOT | NASDAQ Global Market |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer ☐ | | Accelerated filer | ☒ |
| Non-accelerated filer ☐ | | Smaller Reporting Company | ☒ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes   ☒ No

The aggregate market value of the registrant's voting common equity held by non-affiliates at August 3, 2024, was approximately $105,528,000 based on the closing price on the Nasdaq Global Market on that date. The registrant has no non-voting common shares.

As of April 9, 2025, there were 7,574,834 shares of Common Stock (par value $0.05 per share) of the registrant outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Company's definitive Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

Auditor Firm Id:   PCAOB ID No. 392   Auditor Name:   Wolf & Company, P.C. Auditor Location:                         Boston, MA

# ASTRONOVA, INC.
# FORM 10-K
# TABLE OF CONTENTS

|  |  |  | Page |
|---|---|---|---|
| **PART I** | | | |
| Item 1. | Business | | 2 |
| Item 1A. | Risk Factors | | 7 |
| Item 1B. | Unresolved Staff Comments | | 18 |
| Item 1C. | Cybersecurity | | 18 |
| Item 2. | Properties | | 19 |
| Item 3. | Legal Proceedings | | 19 |
| Item 4. | Mine Safety Disclosures | | 19 |
| **PART II** | | | |
| Item 5. | Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities | | 20 |
| Item 6. | Reserved | | 20 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | | 21 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | | 31 |
| Item 8. | Financial Statements and Supplementary Data | | 32 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | | 32 |
| Item 9A. | Controls and Procedures | | 32 |
| Item 9B. | Other Information | | 33 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | | 33 |
| **PART III** | | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | | 34 |
| Item 11. | Executive Compensation | | 34 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | | 34 |
| Item 13. | Certain Relationships, Related Transactions and Director Independence | | 34 |
| Item 14. | Principal Accountant Fees and Services | | 34 |
| **PART IV** | | | |
| Item 15. | Exhibits and Financial Statement Schedule | | 35 |
| Item 16. | Form 10-K Summary | | 35 |

## ASTRONOVA, INC.

### Forward-Looking Statements

The information included in this Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact but rather reflect our current expectations concerning future events and results. We generally use the words "believes," "expects," "intends," "plans," "anticipates," "likely," "continues," "may," "will," and similar expressions to identify forward-looking statements. Such forward-looking statements, including those concerning our expectations, involve risks, uncertainties, and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and factors include, but are not limited to, those factors set forth in this Annual Report on Form 10-K under "Item 1A. Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this Annual Report on Form 10-K.

**PART I**

**Item 1.** *Business*

<center>General</center>

Unless otherwise indicated, references to "AstroNova," the "Company," "we," "our," and "us" in this Annual Report on Form 10-K refer to AstroNova, Inc. and its consolidated subsidiaries.

- We design, develop, manufacture, and distribute a broad range of specialty printers and data acquisition and analysis systems, including both hardware and software, which incorporate advanced technologies to acquire, store, analyze, and present data in multiple formats. Target markets for our hardware and software products include aerospace, apparel, automotive, aviation, chemicals, computer peripherals, communications, distribution, food and beverage, general manufacturing, packaging, and transportation.

Our products are distributed worldwide through our own sales force, authorized dealers, and independent dealers and representatives.

Our business consists of two segments, Product Identification ("PI") and Test & Measurement ("T&M"). The PI segment includes specialty printing systems and related supplies sold under the QuickLabel®, TrojanLabel®, and GetLabels™ brand names. The T&M segment includes our line of aerospace printers, Ethernet networking products and test and measurement data acquisition systems sold under the AstroNova® brand name. Refer to Note 17, "Segment Reporting and Geographical Information," in our audited consolidated financial statements elsewhere in this report for financial information regarding our segments.

On May 4, 2024, we entered into an agreement to acquire MTEX New Solution, S.A. ("MTEX"), a Portugal-based manufacturer of digital printing equipment that addresses a wide variety of markets and applications including textiles, packaging, labeling, apparel, footwear and more. We reported MTEX as a part of our PI segment as of May 6, 2024, the closing date of this acquisition. On August 4, 2022, we acquired Astro Machine LLC ("Astro Machine"), an Illinois-based manufacturer of printing equipment, including label printers and related accessories, tabbers, conveyors, and envelope feeders. Astro Machine is reported as a part of our PI segment beginning with the third quarter of fiscal 2023. Refer to Note 2, "Acquisitions," in our audited consolidated financial statements included elsewhere in this report for further details on these acquisitions.

The following description of our business should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

<center>Description of Business</center>

**Product Overview**

We leverage our expertise in data visualization technologies to design, manufacture and market specialty printing systems, test and measurement systems, and related services for select growing markets globally.

PI products sold under the QuickLabel, TrojanLabel and GetLabels brands are used in brand owner and commercial applications to provide product packaging, marketing, tracking, branding, and labeling solutions to a wide array of industries. The PI segment offers a variety of digital color label tabletop printers and light commercial label printers, direct-to-package printers, high-volume presses, and specialty original equipment manufacturer ("OEM") printing systems. The PI segment also offers a wide range of label, tag and other supplies, including ink and toner, allowing customers to mark, track, protect and enhance the appearance of their products. PI products sold under our May 2024 MTEX acquisition are mid-to-high volume direct-to-package printers and label printers primarily targeting the industrial and commercial printing segments. PI products sold under Astro Machine which was acquired on August 4, 2022, also include a variety of label printers, envelope and packaging printing, and related processing and handling equipment. In the T&M segment, we have a long history of using our technologies to provide networking systems and high-resolution flight deck and cabin printers for the aerospace market. In addition, the T&M segment includes data acquisition recorders, sold under the AstroNova brand, to enable our customers to acquire and record visual and electronic signal data from local and networked data streams and sensors. The recorded data is processed, analyzed, stored and presented in various visual formats.

*Product Identification*

Our PI segment includes QuickLabel, TrojanLabel, GetLabels, Astro Machine and MTEX and offers digital product marking and identification solutions for brand owners, small print shops and OEMs with products sold through channel partners or directly to end users.

<center>2</center>

The MTEX acquisition enhances our offerings in the commercial printing segment with hardware, software, and supplies that support efficient, flexible, and cost-saving digital printing primarily targeting mid-to-high volume markets. Customers benefit from on-demand label or packaging printing at an efficient cost, accommodating the needs of customers requiring high volumes of medium production runs.

In the brand-owner segment, our one-stop shop strategy aims to provide brand-owners and print shops with label printers, application specific label media and matched inks, as well as label management software, which is optimized for excellent print quality when combined with GetLabels branded tags and label supplies. Our wide range of printers from small tabletop printers to large industrial printers allows us to address a broad range of applications in this segment.

Astro Machine is a U.S.-based manufacturing and technology company providing inkjet printers, conveyors, tabbers, software, and various components to the mail and addressing markets, as well as the label and packaging markets. Astro Machine serves OEM and value-added resellers that have a deep understanding of these markets and loyal customer bases.

Our recently acquired MTEX product portfolio enabled us to further expand into the mid-market segment by providing label and package printing solutions for higher volume brand owners and commercial printers. Additionally, we were able to enter the high-volume market with certain MTEX product offerings. This segment invests in heavier duty printing equipment with a focus on reliability and optimization of operating costs to maximize profitability. We believe that the next generation print engine technology that we acquired from MTEX will enhance MTEX and other PI offerings. Additionally, the TRAX Machine Monitoring software integrated into all of our MTEX products improves the customer experience by maximizing machine uptime and ensures usage of only authentic AstroNova approved consumables.

The PI segment also provides worldwide training and support as well as develops and licenses various specialized software programs to design and manage labels, print images, manage and operate our printers and presses, and coordinate printing on an automated basis directly or over networked systems.

*Test & Measurement*

Products sold under our T&M segment are designed and manufactured for airborne printing and networking solutions and data acquisition. Our aerospace products include flight deck printing solutions, networking hardware and specialized aerospace-grade thermal paper. Our data acquisition systems are used in research and development; flight testing; missile/rocket telemetry; production monitoring; and power and maintenance applications. These products are sold to customers in various industries, including aerospace and defense, automotive, commercial airline, energy, manufacturing and transportation, to meet their need to acquire and record data from local and networked data streams and sensors.

Our airborne printers, which include our flagship ToughWriter® series, are used in the flight decks of military transport, commercial transport, and business aircraft to print hard copies of data. This enhances flight safety and reduces pilot workload by providing ready access to many types of critical flight-specific information required for the safe and efficient operation of aircraft. Examples of printed data include navigation maps, arrival and departure information, flight itineraries, weather maps, notice to airmen ("NOTAMs"), performance data, passenger data, and air traffic control communications. ToughSwitch® Ethernet switches are used primarily in military aircraft and military vehicles to connect multiple computers or Ethernet devices. Our ToughWriter airborne printers and ToughSwitch Ethernet switches are ruggedized to comply with rigorous military and commercial flight-worthiness standards for operation under extreme environmental conditions. We are currently furnishing ToughWriter printers for various aircraft made by Airbus, Boeing, Embraer, Lockheed, Gulfstream, and others. In addition to our ToughWriter products, we furnish other acquired flight deck printer products, including the TP/NP series, the RTP80 series and the PTA-45B series of airborne printers. The PTA-45B is subject to an Asset Purchase and License Agreement with Honeywell International, Inc. (the "Honeywell Agreement"), pursuant to which we acquired an exclusive perpetual worldwide license to manufacture and support Honeywell's narrow-format flight deck printers for the Boeing B737 and Airbus A320 aircraft. Over time we expect customers to replace the PTA-45B and other acquired printer product lines with the AstroNova-designed ToughWriter products because of its numerous technical features, functional advantages and significant weight savings. Currently, almost half of the airborne printers we sell are ToughWriter branded, and we expect the percentage of ToughWriter products to continue to grow over the next several years, and notably in fiscal 2026.

Other T&M products include the TMX® and TMX-200 all-in-one high-speed data acquisition systems for applications requiring high channel counts and acquisition rates; the Daxus® DXS-100 distributed data acquisition platform; the SmartCorder® DDX-100, a portable all-in-one data acquisition system for R&D facility and field testing; and the Everest® EV-5000 and RC-300 digital strip chart recording systems used mainly in aerospace and defense applications. The Daxus DXS-100 can be connected to the SmartCorder to increase channel count or networked as part of a distributed measurement system spanning vast distances.

**Technology**

Our core technologies are data visualization technologies that relate to (1) acquiring data; (2) conditioning the data; (3) displaying or printing the data on hard copy, visual displays or electronic storage media; and (4) analyzing the data. To support our data visualization technology, we maintain technological core competencies and trade secret know-how concerning the subject matter particular to each business unit. The technological disciplines are diverse and include electronic, software, mechanical and industrial engineering aspects. Additionally, we possess engineering expertise in digital signal processing, image processing, fluidics, color theory, high-speed material handling, and airworthiness design.

**Intellectual Property**

We rely on a combination of copyright, patent, trademark, and trade secret laws in the United States and other jurisdictions to protect our technology and brand names. While we consider our intellectual property to be important to the operation of our business, other than our Honeywell license agreement, we do not believe that any existing patent, trademark, or other intellectual property right is of such significance that its loss or termination would have a material adverse effect on our business taken as a whole.

**Manufacturing and Supplies**

We manufacture many of the products that we design and sell. Raw materials and supplies are typically available from a wide variety of sources. We manufacture many sub-assemblies and parts in-house, including certain specialty printed circuit board assemblies and harnesses, and we have extensive electronic and mechanical final assembly and test operations. Many parts that are not manufactured in-house are standard electronic items available from multiple sources. Other printers and parts are designed or modified by us and manufactured by outside vendors according to our specifications. We also purchase certain components, assembled products, and supplies used to manufacture or to be sold with our products, from single- or limited- source suppliers. Although we believe the majority of these sole or limited source components, assembled products, and supplies could be sourced elsewhere with appropriate changes in the design of our products, the required design changes might not be feasible on a timely basis, and any interruption in these components, products or supplies could adversely affect our business. When circumstances cause us to anticipate that we may not be able to acquire such components, products or supplies on a timely basis, our practice is to procure a sufficient quantity in advance. In the past, we have made such advanced purchases primarily for aerospace products and in quantities that we anticipate will suffice for the life of the aircraft program for which those printers are designed.

**Marketing and Competition**

We compete worldwide in multiple markets. Through our existing network of manufacturing, sales and support facilities, during fiscal 2025, we sold our products to customers in approximately 100 countries.

We believe we are a market leader in tabletop digital color label printing technology in the specialty on-demand printing field, the market leader in flight deck printers, and an innovator in digital color mini-press systems. In the data acquisition area, we are one of the leaders in general-purpose, portable, high-speed data acquisition systems.

We retain our leadership position in the markets we serve by virtue of our proprietary technology, product reputation, delivery, channels to market, technical assistance, and service to customers. The number of competitors we face in any given market varies by product line. Key competitive factors vary among our product lines but include technology, quality, service and support, distribution network and breadth of product and service offerings.

Our PI products are sold by direct field salespersons and independent dealers and representatives, while our T&M products are sold predominantly through independent representatives. In the United States, we have factory-trained direct-field salespeople located throughout the country specializing in PI products. We also have direct field sales or service centers in Canada, China, Denmark, France, Germany, Malaysia, Mexico, Portugal, Singapore, and the United Kingdom staffed by our own employees and dedicated third-party contractors. Additionally, we utilize over 125 independent dealers and representatives selling and marketing our products in approximately 60 countries.

No single customer accounted for 10% or more of our net revenue in any of the last three fiscal years.

**Order Backlog**

Our order backlog is predominantly but not exclusively for products that will be delivered within twelve months, and backlog scheduled for beyond twelve months is predominantly within the T&M segment. However, backlog varies regularly and is not a highly reliable predictive indicator of near-term future sales trends, primarily due to the frequent longer-term original equipment and supplies orders within the T&M segment. In the PI segment, we have multi-period (but typically not multi-year) blanket order arrangements with many customers for labels and other supplies. Printer hardware in the PI segment is typically shipped within a short period of time after orders are booked. Manufacturing production is designed to meet forecasted demand and built-to-order customer requirements. Backlog at January 31, 2025 and 2024 was $28.3 million and $31.4 million, respectively.

**Government Regulation**

We are subject to a wide variety of laws, rules, mandates, and regulations, some of which apply or may apply to us as a result of our business, particularly with respect to our aircraft cockpit printer business which sells in a highly regulated industry. For example, material modifications to an airborne printer cannot be made without having progressed through an extensive series of product qualification and certification steps that are technically complicated, expensive to execute, typically slow the pace of product development in that industry and can constrain our ability to quickly respond to pricing fluctuations or disruptions to our supply chain for products.

Other applicable and potentially applicable regulations and laws include regulations and laws regarding taxation, accounting and U.S. Securities and Exchange Commission ("SEC") reporting, privacy, data protection, pricing, content, distribution, energy consumption, environmental regulation, competition, consumer protection, employment, import and export matters, information reporting requirements, access to our services and facilities, the design and operation of websites, health, safety, and sanitation standards, the characteristics and quality of products and services, product labeling and unfair and deceptive trade practices.

Our business outside of the U.S. exposes us to foreign and additional U.S. laws and regulations, including but not limited to, laws and regulations relating to taxation, business licensing or certification requirements, consumer protection, intellectual property rights, consumer and data protection, privacy, encryption, restrictions on pricing or discounts, and the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties.

**Environmental Matters**

We believe that we are in compliance with all applicable federal, state, and local laws concerning the discharge of material into the environment or otherwise relating to the protection of the environment. We have not experienced any material costs in connection with environmental compliance and do not believe that such compliance will have any material effect on our financial position, results of operations, cash flows, or competitive position.

**Employees**

As of January 31, 2025, we employed 441 full-time employees, including 72 employees from our MTEX acquisition. Of our full-time employees, 280 were in the United States, 143 were in Europe, 11 were in Canada, five were in Asia, and two were in Mexico.

Our employees are not represented by a labor union or covered by a collective bargaining agreement, except for employees in France, where local regulations generally require collective bargaining agreements.

Successful execution of our business strategy depends on our ability to retain several key employees in both individual contributor and management roles. We continuously assess the risk of losing our key employees through regular communications, engagement surveys and assessments of the labor market. Our retention strategy is focused on ensuring competitive compensation packages, career and professional development, leadership coaching and other initiatives to improve overall engagement with our key employees.

*Culture*

We are deeply committed to, and invest substantial resources in, maintaining and improving a strong and definable company culture that shapes how we operate and engage with stakeholders and employees. Our culture consists of four key components:

- A powerful set of core values: Customer First, One Global Team, Innovation, Continuous Improvement and Building Shareholder Value.

- The AstroNova Operating System (AOS), the comprehensive business management process which helps us manage the business in pursuit of continuous improvements in quality, delivery, cost, and growth.

- A commitment to operating with integrity and compliance to ensure our business is conducted in an honest, legal, and environmentally responsible manner.

- A passionate commitment to quality that drives our goal to achieve zero defects and understand our customers' changing needs and expectations.

Our objective is for these core values to guide our employees' behavior and direct how we conduct our business. These core values are reinforced during new hire orientation, ongoing engagement surveys, leadership development, and team development activities and are also demonstrated through teamwork, leadership, and everyday interactions.

## Other Information

Our business is not seasonal in nature. However, our revenue is impacted by the variable size of certain individual customer revenue transactions, which can cause fluctuations in revenue from quarter to quarter and which may be inconsistent with the underlying business or general economic trends. For example, in our T&M segment, government procurement and contracting practices can result in material fluctuations in our backlog and revenues.

## Information about Our Executive Officers

The following sets forth certain information with respect to all executive officers of the Company as of April 15, 2025. All officers serve at the pleasure of the Board of Directors.

| Name | Age | Position |
| --- | --- | --- |
| Gregory A. Woods | 66 | President, Chief Executive Officer and Director |
| Thomas D. DeByle | 65 | Vice President, Chief Financial Officer and Treasurer |
| Stephen M. Petrarca | 62 | Vice President - Operations |
| Michael J. Natalizia | 61 | Vice President - Technology & Strategic Alliances, Chief Technology Officer |
| Tom W. Carll | 58 | Vice President and General Manager - Aerospace |

Mr. Woods has served as Chief Executive Officer of the Company since February 1, 2014. Mr. Woods joined the Company in September 2012 as Executive Vice President and Chief Operating Officer and was appointed President and Chief Operating Officer on August 29, 2013.

Mr. DeByle was appointed Vice President, Chief Financial Officer, and Treasurer of the Company effective June 17, 2024. Prior to joining the Company, Mr. DeByle served as Chief Financial Officer for Plastic Industries, a manufacturer of blow molded, high-density polyethylene bottles for food, specialty beverage, dairy, health, wellness, household and industrial product markets, from October 2021 through the sale of the business to Altium Packaging in August 2022. Mr. DeByle also held the position of Sr. Vice President and Chief Financial Officer of NN, Inc., a global precision component manufacturer with extensive experience in machining, stamping, and precious metal plating from September 2019 to June 2021, and Vice President, Chief Financial Officer and Treasurer of Standex International Corporation, a global multi-industry manufacturer in five broad business segments: Electronics, Engraving, Scientific, Engineering Technologies, and Specialty Solutions from March 2008 through September 2019. Additionally, Mr. DeByle currently serves on the Board of Directors of Chase Corporation and Good Foods Group, LLC.

Mr. Petrarca was appointed Vice President - Operations in 1998. He has previously held positions as General Manager of Manufacturing, Manager of Grass Operations and Manager of Grass Sales. He has been with the Company since 1980.

Mr. Natalizia was appointed Vice President - Technology & Strategic Alliances and Chief Technology Officer of the Company on March 9, 2012. Prior to this appointment, Mr. Natalizia had held the position of Director of Product Development of the Company since 2005.

Mr. Carll joined the Company in 1989 and has held the position of Vice President and General Manager - Aerospace since 2011. Previously, Mr. Carll was Product Manager and National Sales Manager of the AstroNova Test & Measurement product group and, from its formation in 2004, the AstroNova Aerospace business group.

**Code of Ethics**

We have adopted a Code of Conduct which applies to all of our directors, officers and employees of the Company, including our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and principal accounting officer which meets the requirements of a "code of ethics" as defined in Item 406 of Regulation S-K. A copy of the Code of Conduct will be provided to shareholders, without charge, upon request directed to Investor Relations or can be obtained on our website, *(www.astronovainc.com)*, under the heading "Investors—Corporate Governance—Governance Documents." We intend to disclose any amendment to, or waiver of, a provision of the Code of Conduct for the CEO, CFO, principal accounting officer, or persons performing similar functions by posting such information on our website.

**Available Information**

We make available on our website (www.astronovainc.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC").  These filings are also accessible on the SEC's website at http://www.sec.gov.

**Item 1A.** *Risk Factors*

The following risk factors should be carefully considered in evaluating AstroNova, because such factors may have a significant impact on our business, operating results, liquidity and financial condition. As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward-looking statements. Additional risks and uncertainties not presently known to us, or that we currently consider to be immaterial, may also impact our business operations.

*Business and Industry Risks:*

*Our operating results and financial condition could be harmed if the markets into which we sell our products decline or do not grow as anticipated.*

Any decline in our customers' markets or their general economic conditions would likely result in a reduction in demand for our products. For example, the late 2024 strike at Boeing has negatively affected our volume of airborne printer deliveries. In addition, the impact of air-safety incidents or of another viral pandemic or other widespread health emergencies could negatively impact our business in the future. Production or supply chain issues experienced by any aircraft manufacturer may cause aircraft deliveries to grow more slowly or decline, which would reduce demand for our products, and in turn harm our results of operations, financial position and cash flows.

*Our future revenue growth depends on our ability to develop and introduce new products and services on a timely basis and achieve market acceptance of these new products and services.*

The markets for our products are characterized by evolving technologies which in turn affect our product introduction cycles. Our future success depends largely upon our ability to address the rapidly changing needs of our customers by developing and supplying high-quality, cost-effective products, product enhancements and services on a timely basis and by keeping pace with technological developments and emerging industry standards. The success of our new products will also depend on our ability to differentiate our offerings from our competitors' offerings, price our products competitively, anticipate our competitors' development of new products, and maintain high levels of product quality and reliability. We spend a significant amount of time and effort on the development of our airborne and color printer products as well as our data acquisition and recorder products. Failure to meet our customers' changing business needs or to further develop any of our new products and their related markets as anticipated could adversely affect our future revenue growth and operating results.

As we introduce new or enhanced products, we must also successfully manage the transition from older products to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories and provide sufficient supplies of new products to meet customer demands. The introduction of new or enhanced products may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction and may cause customers to defer purchasing existing products in anticipation of the new products. Additionally, when we introduce new or enhanced products, we face numerous risks relating to product transitions, including the inability to accurately forecast demand, manage excess and obsolete inventories, address new or higher product cost structures, and manage different sales and support requirements due to the type or complexity of the new products. Any customer uncertainty regarding the timeline for rolling out new products or our plans for future support of existing products may cause customers to delay purchase decisions or purchase competing products which would adversely affect our business and operating results.

*Operational and Business Strategy Risks:*

*We are dependent upon contract manufacturers for some of our products. If these manufacturers do not meet our requirements, either in volume or quality, then we could be materially harmed.*

We subcontract the manufacturing and assembly of certain of our products to independent third parties at facilities located in various countries. Relying on subcontractors involves a number of significant risks, including:

- Disruptions in the global supply chain;

- Limited control over the manufacturing process;

- Potential absence of adequate production capacity;

- Potential delays in production lead times;

- Unavailability of certain process technologies;

- Reduced control over delivery schedules, manufacturing yields, quality and costs; and

- Exposure to rapid unplanned cost increases that cannot be adequately recovered by customer price increases due to market competition or contractual constraints.

If one of our significant subcontractors becomes unable or unwilling to continue to manufacture or provide these products in required volumes, fails to meet our quality standards, or imposes rapid price increases that we cannot recover in the market, we will have to identify alternate qualified subcontractors, take over the manufacturing ourselves, or redesign our products to use components from other suppliers. Additional qualified subcontractors may not be available or may not be available on a timely or cost-competitive basis. Any interruption in the supply, increase in the cost of the products manufactured by a third-party subcontractor, or failure of a subcontractor to meet quality standards could have a material adverse effect on our business, operating results and financial condition.

*For certain components, assembled products and supplies, we are dependent upon single or limited source suppliers. If these suppliers do not meet demand, either in volume or quality, then we could be materially harmed.*

Although we use standard parts and components for our products where possible, we purchase certain components, assembled products and supplies used in the manufacture of our products from a single source or limited supplier sources. If the supply of a key component, assembled products, or certain supplies were to be delayed or curtailed or, in the event a key manufacturing or sole supplier delays shipment of such components or assembled products, our ability to ship products in desired quantities and in a timely manner would be adversely affected. Our business, results of operations and financial position could also be adversely affected, depending on the time required to obtain sufficient quantities from the original source or, if possible, to identify and obtain sufficient quantities from an alternative source as well as incurring higher costs to obtain needed components.

Additionally, if any single or limited source supplier becomes unable or unwilling to continue to supply components, assembled products, or supplies in required volumes or at acceptable prices, we will have to identify and qualify acceptable replacements or redesign our products with different components. Alternative sources may not be available, or product redesign may not be feasible on a timely basis.  For example, in fiscal 2023, we experienced increased difficulty in obtaining certain technology-based parts, components and supplies from the largest single supplier of our PI segment at stable or predictable prices. Additionally, we experienced repeated significant quality problems with that supplier. We have responded to these issues by increasing our inventories of those products to mitigate supply risk, negotiating quality related cost reimbursements, and in some cases, accelerating our development of PI products that rely on alternative suppliers. In fiscal 2024, we incurred $0.6 million of incremental expense relating to warranty services and implementation of corrective retrofits resulting from these issues.  Any interruption in the supply of or increase in the cost of the components, assembled products and supplies provided by single or limited source suppliers could have a material adverse effect on our business, operating results, and financial condition.

*We face significant competition, and our failure to compete successfully could adversely affect our results of operations and financial condition.*

We operate in an environment of significant competition, especially in the markets in which we sell our PI printers and T&M data acquisition products. This competition is driven by rapid technological advances, evolving industry standards, frequent new product introductions and the demands of customers to become more efficient. Our competitors range from large international companies to relatively small firms. We compete based on technology, performance, price, quality, reliability, brand, distribution and customer service and support. Our success in future performance is largely dependent upon our ability to compete successfully in the markets we currently serve and to expand into additional market segments. Additionally, current competitors or new market entrants may develop new products or services with features that could adversely affect the competitive position of our products. To remain competitive, we must develop new products, services and applications and periodically enhance our existing offerings. If we are unable to compete successfully, our customers could seek alternative solutions from our competitors and we could lose market share, which could materially and adversely affect our business, results of operations and financial position.

*Our profitability is dependent upon our ability to control our cost structure.*

Our profitability is directly impacted by our levels of fixed and variable costs.  We are continually reviewing our operations with a view towards reducing our cost structure, including but not limited to reducing our labor cost-to-revenue ratio, improving process and system efficiencies and outsourcing certain internal functions. In fiscal 2024, we engaged in restructuring actions to reduce our cost structure in our PI segment and we recently announced that we will implement another restructuring action focused on the PI segment in fiscal 2026. However, if these efforts to constrain the cost of our operations are inadequate to offset higher product and employee wage costs, our results of operations and financial position could be materially adversely affected.

*Our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement or the loss of certain licenses could prevent or restrict our ability to compete.*

We rely on patents, trademarks, licenses, and proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. Our competitors may develop technologies that are similar or superior to our proprietary technologies or design technologies around the intellectual property protections or licenses that we currently own. The loss of our Honeywell license agreement could have a material adverse impact on our business. Operating outside the United States also exposes us to additional intellectual property risk. The laws and enforcement practices of certain jurisdictions in which we operate do not protect our intellectual property rights to the same extent as in the United States. Any diminution in our ability to defend against the unauthorized use of these rights and assets could have an adverse effect on our results of operations and financial condition. Litigation may be necessary to protect our intellectual property rights or defend against claims of infringement, which could result in significant costs and divert our management's focus away from operations.

*We have significant inventories on hand.*

We maintain a significant amount of inventory, and as a result of recent supply chain disruptions and announced or anticipated price increases from suppliers and possibly from tariffs, we have further increased the amount of inventory we maintain on hand to ensure we are able to meet market demand for our products at a reasonable price. These increases have been concentrated in label printing machines and supplies sold by our PI business, as well as in electronic components and assemblies in our T&M business. We maintain allowances for slow-moving and obsolete inventory that we believe are adequate, but any significant unanticipated changes in future product demand or market conditions could have an impact on the value of inventory and adversely affect our business, operating results and financial condition.

*We could incur liabilities as a result of installed product failures due to design or manufacturing defects.*

We have incurred and could in the future incur additional liabilities because of product failures due to design or manufacturing defects. Our products may have defects despite our internal testing or testing by customers. These defects could result in, among other things, increased warranty provisions, a delay in recognition of sales, loss of sales, loss of market share, failure to achieve market acceptance, or damage to our reputation. We could be subject to material claims by customers and may incur substantial expenses to correct any product defects. While in the past, we have successfully obtained partial compensation from suppliers for their contribution to product quality issues, we may not be successful in such a recovery in the future, and these recoveries have not in the past and are not in the future likely to fully offset all of the financial impact on us. For example, in fiscal 2023, the quality of products obtained from one of the key suppliers to our PI segment declined and we were unable to detect latent defects in their products in a timely manner, which resulted in our incurring increased technical service and warranty expenses. We obtained partial compensation from that supplier, but this was insufficient to fully cover all of our costs related to this issue. We also believe we have experienced demand declines as a result of customers' perceptions of the quality defects related to this supplier. In fiscal 2024, we continued to have quality and reliability issues in certain models of our PI printers as a result of faulty ink provided by one of our larger suppliers. During the second quarter of fiscal 2024, we initiated a program to retrofit all of the printers sold to our customers that were affected by the faulty ink at a total cost of $0.6 million.  If  we continue to experience product failures due to design or manufacturing defects, our business, results of operations and financial position could be materially and adversely affected.

In addition, through our acquisitions of Astro Machine and MTEX, we have assumed, and may in the future, assume liabilities related to products previously developed by an acquired company that may not have been subjected to adequate product development, testing and quality control processes, and may have unknown or undetected defects. Some types of defects may not be detected until the product is installed in a user environment. This may cause us to incur significant warranty, repair, or re-engineering costs. As such, it could also divert the attention of engineering personnel from product development efforts, which may result in increased costs and lower profitability.

*We could experience a significant disruption in, or a security breach of, our information technology system, which could harm our business and adversely affect our results of operations.*

We rely on on-premise and cloud-based information technology systems, some of which are managed by or licensed from third parties, to support many critical aspects of our business, as well as to process, transmit, and store our own electronic proprietary or confidential information, and confidential information of customers, employees, suppliers, and others, including personally identifiable information, credit card data, and other proprietary, confidential information. These systems are vulnerable to damage, disruptions, and/or shutdowns due to attacks by cyber-criminals, data breaches, employee errors, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters, catastrophic events, or other unforeseen events. These vulnerabilities could interfere with our operations, compromise our data processing capacity and the security of our information and that of our customers and suppliers, and expose us to liability, which could adversely impact our business and reputation. We actively manage these risks through various hardware and software-based techniques that we own, license, or otherwise procure from third parties under contract to safeguard our systems. We also own or procure data storage redundancy and disaster recovery capability from third parties. We have increased our investment in tools, techniques, and training that we believe will reduce our vulnerability to attacks by cybercriminals. However, due to the complexity of our systems, and especially the ever-increasing sophistication of cyber-criminals, there is no assurance that our efforts will be sufficient to prevent cyber-attacks, security breaches, or other potential exploitation of vulnerabilities or systems failures. In any such circumstance, our system redundancy and other disaster recovery planning may be ineffective or inadequate. While we have experienced, and expect to continue to experience, these types of threats to our information technology networks and infrastructure, none of them to date has led to an event that has had a material impact. However, in the future, such events could result in legal claims or proceedings, liability or penalties under privacy laws, disruption in operations, and damage to our brand and reputation, all of which could adversely affect our business, operating results, and financial condition.

We maintain insurance for various cybersecurity risks to mitigate their possible impact.  Due to the prevalence of claims in the market for cybersecurity insurance, the cost for that insurance has increased, and the underwriting criteria to obtain such insurance have become far more demanding. There is no assurance that we will be able to obtain such insurance in the future despite our substantial investments in cybersecurity. If we can do so, it may be at substantially higher costs. In addition, in response to these higher costs, we may choose to reduce the amount of insurance we maintain because our improvements in our cybersecurity profile have reduced our risk exposure relative to the increased cost of insurance. If our risk assessments prove incorrect and we have a loss that is not fully covered by insurance, our financial condition and results of operations could be materially negatively impacted.

*We depend on our key employees and other highly qualified personnel and our ability to attract and develop new, talented professionals. Our inability to attract and retain key employees, as well as challenges with respect to the management of human capital resources, could compromise our future success and our business could be harmed.*

Our future success depends upon our ability to attract and retain, through competitive compensation and benefits programs, professional and executive employees, including sales, operating, marketing, and financial management personnel as well as our ability to manage human capital resources. There is substantial competition for skilled personnel, and the failure to attract, develop, retain and motivate adequately qualified personnel could negatively impact our business, financial condition, results of operations and prospects. In order to hire new personnel or retain or replace our key personnel, we must maintain competitive compensation and benefits, and we may also be required to increase compensation, which would decrease net income. Additionally, several key employees have special knowledge of customers, supplier relationships, business processes, manufacturing operations, regulatory and customer quality compliance management, and financial management issues. The loss of any of these employees as the result of competitive compensation pressures or ineffective management of human capital resources could harm our ability to perform efficiently and effectively until their knowledge and skills are replaced, which might be difficult to do quickly, and as a result could have a material adverse effect on our business, financial condition, and results of operations. Failure to retain or attract key personnel could impede our ability to grow and could result in our inability to operate our business profitably.

Although we have not experienced any material disruptions due to labor shortages to date, we have observed an overall tightening and increasingly competitive labor market, and the demand for qualified individuals is expected to remain strong for the foreseeable future. Any sustained labor shortage or increased turnover rates within our employee base could lead to increased costs and lost profitability and could otherwise compromise our ability to efficiently operate our business.

*We have recorded significant goodwill impairment charges and may be required to record additional charges to future earnings if our goodwill or intangible assets become further impaired, which could materially adversely impact our results of operations.*

We test our goodwill balances annually, or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and monitor the key drivers of fair value to detect events or other changes that would warrant an interim impairment test of our goodwill and intangible assets. Declines in the future performance and cash flows of a reporting unit or asset group, changes in our reporting units or in the structure of our business as a result of future reorganizations, acquisitions or divestitures of assets or businesses, or changes in other key assumptions, may result in the recognition of significant asset impairment charges, which could have a material adverse impact on our results of operations.

We also review our long-lived assets including property, plant and equipment, and other intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Factors we consider include significant under-performance relative to expected historical or projected future operating results, significant negative industry or economic trends and our market capitalization relative to net book value. In fiscal 2025, we recorded a goodwill impairment charge of $13.4 million related to our MTEX acquisition, due in part to MTEX's post-acquisition performance and changes to our management's expectations with regard to MTEX's performance in future periods. We may be required in the future to record additional significant charges to earnings in our financial statements during the period in which any impairment of our long-lived assets is determined. Such charges could have a significant adverse impact on our results of operations and our financial condition.

*Financial and Economic Risks:*

*Changes to United States tariff and import/export regulations and potential countermeasures could increase our costs and disrupt our global supply chain, which could negatively impact the results of our operations.*

The United States has recently instituted or proposed changes in trade policies that include the renegotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to tariffs and other trade matters. In response to these actions, other countries have announced retaliatory tariffs and other trade measures against the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States, which could impact the way in which we do business and could increase the cost of our products. Additionally, such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, increase volatility in the markets in which we operate, disrupt our global supply chain and create additional operational challenges, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

*We face risks related to recession, inflation, stagflation and other economic conditions.*

Customer demand for our products may be impacted by weak economic conditions, inflation, stagflation, recession, rising interest rates, equity market volatility or other negative economic factors in the U.S. or other nations. For example, under these conditions or the expectation of such conditions, our customers may cancel orders, delay purchasing decisions, or reduce their use of our services. In addition, these economic conditions could result in higher inventory levels and the possibility of additional charges if we request changes in delivery schedules or if suppliers incur additional costs that they pass on to us. Further, in the event of a recession or threat of a recession, our suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges and, as a result, they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customers' demands or collect revenue or could otherwise harm our business. Similarly, disruptions in financial or credit markets may impact our ability to manage normal commercial relationships with our customers, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, if at all, and our borrowing costs could increase. Thus, if general macroeconomic conditions continue to deteriorate, our business and financial results could adversely affect our business, operating results and financial condition.

In addition, we are subject to risks from inflation and increasing market prices of certain components, supplies, and raw materials, which are incorporated into our end products or used by our suppliers to manufacture our end products. These components, supplies and other raw materials have from time to time become restricted. General market factors and conditions have in the past and may in the future affect pricing of such components, supplies, and commodities.

*Economic, political and other risks associated with international sales and operations could adversely affect our results of operations and financial position.*

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. Revenue from international operations, which includes both direct and indirect sales to customers outside the U.S., accounted for approximately 41% of our total revenue for fiscal 2025, and we anticipate that international sales will continue to account for a significant portion of our revenue. In addition, we have employees, suppliers, contractors and facilities located outside the U.S. Accordingly, our business, operating results and financial condition could be harmed by a variety of factors, including:

- Interruption to transportation flows for delivery of parts to us and finished goods to our customers;

- Customer and vendor financial stability;

- Fluctuations in foreign currency exchange rates;

- Changes in a specific country's or region's environment including political, economic, monetary, regulatory, or other conditions;

- Trade protection measures and import or export licensing requirements, including the imposition of additional sanctions, tariffs or other trade restrictions or embargoes;

- Negative consequences from changes in tax laws;

- Difficulty in managing and overseeing operations that are distant and remote from corporate headquarters;

- Difficulty in obtaining and maintaining adequate staffing;

- Differing labor regulations;

- Failure to comply with complex and rapidly changing government economic sanctions against other countries, especially arising from responses to armed conflict;

- Unexpected changes in regulatory requirements; and

- Geopolitical turmoil, including terrorism, war, market dislocations, and public health disruptions, such as that caused by the COVID-19 pandemic, the Russia-Ukraine war or the impact of recently announced tariffs and other trade protection measures.

To date, the impact of the Russia-Ukraine war and the resulting governmental sanctions followed by our decision to halt all activities in the affected areas, has had an immaterial direct impact on our revenues. We believe, however, that the impact on the economies of Western Europe, especially Germany, which is the largest non-North American market for our products, has had a negative impact on demand for our products.

*Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.*

As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. As a result, our effective tax rate is based on the tax rates in effect where we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each jurisdiction. Our effective tax rate may vary as a result of numerous factors, including changes in the mix of our profitability from jurisdiction to jurisdiction, the results of examinations and audits of our tax filings, whether we secure or sustain acceptable arrangements with tax authorities, adjustments to the value of our uncertain tax positions, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations.

Changes to tax laws and regulations or changes to the interpretation thereof, the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, uncertainties regarding the geographic mix of earnings in any particular period, and other factors could have a material impact on our estimates of our effective tax rate and our deferred tax assets and liabilities. The impact of these factors may be substantially different from period to period. In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state, and local tax authorities. If audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected. Any further significant changes to the tax system in the United States or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect our financial statements.

*We may have exposure to additional tax liabilities, which could negatively impact our income tax expense, net income and cash flow.*

We are subject to income and other taxes in both the U.S. and the foreign jurisdictions in which we operate. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to regular review and audit by both domestic and foreign tax authorities and to the prospective and retrospective effects of changing tax regulations and legislation. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the amounts recorded in our consolidated financial statements and may materially affect our income tax benefit or expense, net loss or income, and cash flows in the period in which such determination is made.

Deferred tax assets are recognized for the expected future tax consequences of temporary differences between the carrying amount for financial reporting purposes and the tax bases of assets and liabilities, and for net operating losses and tax credit carry forwards. In some cases, we may record a valuation allowance to reduce our deferred tax assets to estimated realizable value. We review our deferred tax assets and valuation allowance requirements quarterly. If we are unable to demonstrate that it is more likely than not that we will not be able to generate sufficient future taxable income to realize the net carrying value of deferred tax assets, we will record a valuation allowance to reduce the deferred tax assets to estimated realizable value, which could result in a material income tax charge. As part of our review, we consider positive and negative evidence, including cumulative results of recent years.

*If we are unable to comply with our credit agreement with Bank of America or secure alternative financing, our business and financial condition could be materially adversely affected.*

Our credit agreement with Bank of America, N.A. requires us, among other things, to satisfy certain financial ratios on an ongoing basis, consisting of a maximum consolidated leverage ratio and certain minimum consolidated fixed charge coverage ratios. We are also required to comply with other covenants and conditions, set forth in our Amended Credit Agreement, including, among others, limitations on our and our subsidiaries' ability to incur future indebtedness, to place liens on assets, to pay dividends or distributions on their capital stock, to repurchase or acquire their capital stock, to conduct mergers or acquisitions, to sell assets, to alter their capital structure, to make investments and loans, to change the nature of their business, and to prepay subordinated indebtedness, in each case subject to certain exceptions and thresholds as set forth in the credit agreement. At January 31, 2025, we were not in compliance with our credit agreement with Bank of America, which governs our outstanding term loans and revolving line of credit, due to our failure to comply with the maximum consolidated leverage ratio and the minimum consolidated fixed charge coverage ratio in effect for the fiscal measurement period ended on such date.  While we were subsequently able to obtain waivers of the associated events of default from Bank of America and amend our credit agreement, there can be no assurance that we would be able to renegotiate the terms of our credit agreement in the event of further covenant violations under our credit agreement. If, in the future, we were to violate the terms of our credit agreement and we were unable to renegotiate its terms at that time or secure alternative financing, it could have a material adverse impact on us.

*Our business has substantial indebtedness.  The level of our outstanding indebtedness may limit the cash flow available for our operations and exposes us to risks that could adversely affect our business, results of operations, and financial condition.*

We currently have, and will likely continue to have, a substantial amount of indebtedness. Our indebtedness could, among other things, make it more difficult for us to satisfy our debt obligations, require us to use a large portion of our cash flow from operations to repay and service our debt or otherwise create liquidity problems, limit our flexibility to adjust to market conditions, place us at a competitive disadvantage and increase our exposure to the impact of interest rate fluctuations. As of January 31, 2025, we had total outstanding debt of $46.7 million, which included (i) $42.7 million in aggregate principal amount of indebtedness outstanding under our credit agreement with Bank of America, consisting of $20.5 million in aggregate outstanding principal under our revolving credit facility, a "Term Loan" in the aggregate outstanding principal amount of $9.5 million, and a Euro-denominated "Term A-2 Loan" in the aggregate outstanding principal amount of $12.7 million, (ii) $0.6 million of outstanding principal indebtedness under a secured equipment facility agreement and (iii) $3.4 million of outstanding debt assumed as part of the MTEX acquisition. The term loans and revolving credit loans under our credit agreement with Bank of America have a final maturity date of August 4, 2027, but we may prepay the term loans or borrowings under the revolving credit facility at any time without premium or penalty (other than customary breakage costs, if applicable). The secured equipment facility has a maturity date of January 23, 2029, and the assumed MTEX debt has varying maturity dates through 2033.

We expect to obtain the money to pay our expenses and pay the principal and interest on our indebtedness from cash flow from our operations and potentially from other debt or equity offerings. Accordingly, our ability to meet our obligations depends on our future performance and capital-raising activities, which will be affected by financial, business, economic and other factors, many of which are beyond our control. If our cash flow and capital resources prove inadequate to allow us to pay the principal and interest on our debt and meet our other obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance our debt, which we may be unable to do on acceptable terms, and forego attractive business opportunities.

*The agreements governing our indebtedness subject us to various restrictions that limit our ability to pursue business opportunities.*

The credit agreement governing our credit facility with Bank of America, N.A. contains, and any future debt agreements may include, several restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries. Such restrictive covenants may significantly limit our ability to:

- Incur future indebtedness;

- Place liens on assets;

- Pay dividends or distributions on our and our subsidiaries' capital stock;

- Repurchase or acquire our capital stock;

- Conduct mergers or acquisitions;

- Sell assets; and/or

- Alter our or our subsidiaries' capital structure, to make investments and loans, to change the nature of their business, and to prepay subordinated indebtedness.

*We may not realize the anticipated benefits of past or future acquisitions, divestitures and strategic partnerships, and integration of acquired companies or divestiture of businesses may negatively impact our overall business.*

We have made strategic investments in other companies, products and technologies, including our August 2022 acquisition of Astro Machine LLC and our May 2024 acquisition of MTEX. In the future we may identify and pursue acquisitions of additional complementary companies and strategic assets, such as customer bases, products and technology. However, there can be no assurance that we will be able to identify suitable acquisition opportunities. In any acquisition that we complete, we cannot be certain that:

- We will successfully integrate the operations of the acquired business with our own;

- All the benefits expected from such integration will be realized;

- Management's attention will not be diverted or divided, to the detriment of current operations;

- Amortization of acquired intangible assets or possible impairment of acquired intangibles will not have a negative impact on operating results or other aspects of our business;

- Delays or unexpected costs related to the acquisition will not have a detrimental impact on our business, operating results and financial condition;

- Customer dissatisfaction with, or performance problems at, an acquired company will not have an adverse impact on our reputation;

- Our acquisitions will achieve the planned objectives, return on investment or future earnings expectations;

- We will successfully implement effective disclosure controls and internal controls over financial reporting at the acquired business in a timely fashion; and

- Respective operations, management and personnel will be compatible.

For example, Astro Machine revenues are concentrated in a relatively small number of customers. Failure to satisfy the delivery requirements of those customers or to adequately respond to their evolving product requirements could cause us to lose one or more customers which would have a material adverse impact on our financial condition and results of operation due to lower revenue and could result in intangible asset impairment. We have also faced challenges in our efforts to integrate the MTEX and Astro Machine acquisitions into our operations, such as the material weakness we identified relating to our failure to design and maintain an effective control environment to ensure the accurate and timely reporting of transactions of our Astro Machine business in fiscal 2024. We may also incur impairment charges for acquired intangible assets or goodwill relating to our acquisitions, which could result in a significant charge to our earnings in the affected period, such as the goodwill impairment charge of $13.4 million recorded in fiscal 2025 related to the MTEX acquisition.

In certain instances, as permitted by applicable law and NASDAQ rules, acquisitions, such as the MTEX and Astro Machine acquisition, may be consummated without seeking and obtaining shareholder approval, in which case shareholders will not have an opportunity to consider and vote upon the merits of such an acquisition. Although we will endeavor to evaluate the risks inherent in an acquisition, there can be no assurance that we will properly ascertain or assess such risks.

We may also divest certain businesses from time to time. Divestitures will likely involve risks, such as difficulty splitting up businesses, distracting employees, potential loss of revenue and negatively impacting margins, and potentially disrupting customer relationships. A successful divestiture depends on various factors, including our ability to:

- Effectively transfer assets, liabilities, contracts, facilities and employees to the purchaser;

- Identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and

- Reduce fixed costs previously associated with the divested assets or business.

All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions.

If we are not able to successfully integrate or divest businesses, products, technologies or personnel that we acquire or divest, or if we are not able to realize the expected benefits of our acquisitions, divestitures or strategic partnerships, our business, results of operations and financial condition could be adversely affected.

*If we are unable to realize the benefits of our acquisition of MTEX, our business could be harmed.*

On May 6, 2024, we acquired all of the outstanding share capital of Portugal-based MTEX, for closing consideration of EUR 17.3 million (approximately $18.7 million). Since that time, we have discovered facts regarding MTEX's financial condition, operations and relationships with its customers that we believe are inconsistent with the representations made to us in connection with the acquisition. As a result of these matters and as discussed elsewhere in this Annual Report on Form 10-K, we have recorded a goodwill impairment charge for substantially all of our goodwill related to MTEX. We believe that we have largely addressed the matters regarding MTEX's financial issues, operations and relationships with its customers, and we continue to believe that MTEX's technology will prove valuable to us and our customers over the long-term. In addition, we and the MTEX seller have initiated arbitration in Portugal against one another, with the seller preliminarily alleging, among other things, breaches by us of the MTEX acquisition agreement. While we believe that we have meritorious defenses against the MTEX seller's claims, if we are unsuccessful in our arbitration proceedings against the MTEX seller or we are unable to successfully realize the benefits of MTEX's technology and business, we could lose our investment in MTEX, and our business and financial condition could be adversely impacted.

*Changes in our business strategy or restructuring of our businesses may increase our costs or otherwise affect the profitability of our businesses.*

We continually review our operations with a view toward reducing our cost structure, including but not limited to reducing our labor cost-to-revenue ratio, improving process and system efficiencies and increasing our revenues and operating margins. For example, in fiscal 2024 we implemented a restructuring plan in our PI segment to reduce operating costs within that segment and we recently announced that we will implement another restructuring action focused on the PI segment in fiscal 2026. As changes in our business environment occur, we may need to adjust our business strategies to meet these changes, or we may otherwise find it necessary to restructure our operations or particular businesses or assets. When these changes or events occur, we may incur costs to change our business strategy and may need to write down the value of assets or sell certain assets. In any of these events our costs may increase, and we may have significant charges or losses associated with the write-down or divestiture of assets.

*Adverse conditions in the global banking industry and credit markets could impair our liquidity or interrupt our access to capital markets, borrowings or financial transactions to hedge certain risks.*

At the end of fiscal 2025, we had $5.1 million of cash and cash equivalents. Our cash and cash equivalents are held in bank demand deposit accounts and foreign bank accounts. Disruptions in the financial markets may, in some cases, result in an inability to access assets such as money market funds that traditionally have been viewed as highly liquid. Any failure of our counterparty financial institutions or funds in which we have invested may adversely impact our cash and cash equivalent positions and, in turn, our financial position.

To date, we have been able to access financing that has allowed us to make investments in growth opportunities and fund working capital requirements as needed. In addition, we occasionally enter into financial transactions to hedge certain foreign exchange and interest rate risks. Our continued access to capital markets, the stability of our lenders and their willingness to support our needs, and the stability of the counterparties to our financial transactions that hedge risks are essential for us to meet our current and long-term obligations, fund operations, and fund our future strategic initiatives. An interruption in our access to external financing or financial transactions to hedge risk could materially and adversely affect our business and financial condition.

*Inadequate self-insurance accruals or insurance coverage for employee healthcare benefits could have an adverse effect on our business, financial results or financial condition.*

In the U.S., we maintain an employee health insurance coverage plan on a self-insured basis backed by stop-loss coverage which sets a limit on our liability for both individual and aggregate claim costs. We record expenses based on actual claims incurred and estimates of the costs of expected claims, administrative costs, and stop-loss insurance premiums.

We record a liability for our estimated cost of U.S. claims incurred and unpaid as of each balance sheet date. Our estimated liability is recorded on an undiscounted basis and is based on historical trends and data provided by our insurance broker. Our history of claims activity is closely monitored, and liabilities are adjusted as warranted based on changing circumstances. It is possible, however, that our actual liabilities may exceed our estimates of losses. We may also experience an unexpectedly large number of claims that result in costs or liabilities in excess of our projections, which could cause us to record additional expenses, which could adversely impact our business, financial condition, results of operations and cash flow.

***Legal and Regulatory Risks:***

*Certain of our products require certifications by customers, regulators or standards organizations, and our failure to obtain or maintain such certifications could negatively impact our business.*

In certain industries and for certain products, such as those used in aircraft, we must obtain certifications for our products by customers, regulators or standards organizations. If we fail to obtain required certifications for our products, or if we fail to maintain such certifications on our products after they have been certified, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

*We are subject to laws and regulations; failure to address or comply with these laws and regulations could harm our business and adversely affect our results of operations.*

Our operations are subject to laws, rules, regulations, including environmental regulations, government policies and other requirements in each of the jurisdictions in which we conduct business. Changes in laws, rules, regulations, policies or requirements could result in the need to modify our products and could affect the demand for our products, which may have an adverse impact on our future operating results. In addition, we must comply with regulations restricting our ability to include lead and certain other substances in our products. If we do not comply with applicable laws, rules and regulations we could be subject to costs and liabilities and our business may be adversely impacted.

We are subject to regulatory constraints and compliance requirements due to our status as a publicly held company. Public company compliance costs are increasing due to the increase in SEC regulations and enforcement actions, and the heightened scrutiny that we and the public accounting industry face from the Public Companies Accounting Oversight Board.

Our business outside of the United States exposes us to foreign and additional U.S. laws and regulations, including but not limited to, laws and regulations relating to taxation, business licensing or certification requirements, employee rights and protection, consumer protection, intellectual property rights, consumer and data protection, privacy, encryption, restrictions on pricing or discounts, and the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties. For example, the increased use of sanctions in U.S. international relations recently has increased our cost of compliance with the regulations intended to enforce them.

*Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on the effectiveness of their internal control over financial reporting and any inability to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting, could adversely affect our results of operations, our stock price and investor confidence in our company.*

In fiscal 2024, we identified a material weakness in our internal control over financial reporting and that weakness has led to a conclusion that our internal control over financial reporting and disclosure controls and procedures were not effective as of January 31, 2024. The material weakness related to our failure to design and maintain an effective control environment at our Astro Machine subsidiary, which was acquired in August of 2022. As of January 31, 2025, management successfully remediated this material weakness in its internal controls over financial reporting by designing an effective control environment and expanding our existing enterprise resource planning system to include the Astro Machine subsidiary.

We may, in the future, identify additional internal control deficiencies that could rise to the level of a material weakness or uncover other errors in our financial reporting.

Failure to have effective internal control over financial reporting and disclosure controls and procedures could impair our ability to produce accurate financial statements on a timely basis, or provide reliable financial statements needed for business decision processes, and our business and results of operations could be harmed. Additionally, investors could lose confidence in our reported financial information and our ability to obtain additional financing, or additional financing on favorable terms, could be adversely affected. Also, failure to maintain effective internal control over financial reporting could result in sanctions by regulatory authorities.

*Certain of our operations and products are subject to environmental, health and safety laws and regulations, which may result in substantial compliance costs or otherwise adversely affect our business.*

Our operations are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the air and water, establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes, and govern the cleanup of contaminated sites. As such, our business is subject to and may be materially and adversely affected by compliance obligations and other liabilities under those environmental, health and safety laws and regulations. Certain of our products contain, and some of manufacturing operations use various substances which have been or may be deemed to be hazardous or dangerous. Thus, we have and will continue to generate a generally limited amounts of hazardous waste in our operations. We manage our compliance with laws and regulations and the proper mitigation of risks internally and through the input of external consultants and outside service providers, and we believe we are in material compliance with all applicable environmental laws and regulations. We desire to reduce and ultimately eliminate any adverse environmental impact of our business and to comply with relevant laws and regulations. We expect this effort to affect our ongoing operations and require additional capital and operating expenditures. If we were to fail to manage our environmental compliance effectively, we could suffer economic or reputational harm.

*Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, and any determination that we or any of our subsidiaries has violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.*

The U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to government officials and others for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate in parts of the world that have experienced governmental corruption to some degree, and in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Despite our training and compliance programs, there can be no assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by those of our employees or agents who violate our policies.

*Unauthorized access to personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights and compliance with laws designed to prevent unauthorized access of personal data could be costly.*

We collect and store specific data, including proprietary business information, and may have access to confidential or personal information subject to privacy and security laws, regulations, and customer-imposed controls. Security breaches or other unauthorized access to, or the use or transmission of, personal user information could result in various claims against us, including privacy-related claims. There are numerous federal, state, local, and international laws and regulations regarding privacy and the storage, sharing, use, processing, disclosure, and protection of this kind of information, the scope of which is changing, inconsistent, conflicting, and subject to differing interpretations.

We also expect that new laws, regulations, and industry standards will continue to be proposed and enacted in various jurisdictions concerning privacy, data protection, and information security proposed and passed in multiple jurisdictions. For example, in 2016, the European Commission adopted the General Data Protection Regulation (GDPR), a comprehensive privacy and data protection reform effective May 2018. The GDPR, which applies to all companies processing data of European Union residents, imposes significant fines and sanctions for violations. These requirements are complicated, and compliance is technically complex to maintain. We contract with outside experts to advise and conduct internal and external compliance training.

Additionally, other jurisdictions have enacted or are enacting data localization laws that require data generated in or relating to the residents of those jurisdictions to be physically stored within those jurisdictions. In many cases, these laws and regulations apply to transfers between unrelated third parties and transfers between us and our subsidiaries. All these evolving compliance and operational requirements impose significant costs that will likely increase over time.

While we continue to assess these requirements and how they may impact our business's conduct, we believe that we materially comply with applicable laws and industry codes of conduct relating to privacy and data protection. There is no assurance that we will not be subject to claims that we have violated applicable laws or codes of conduct, that we will be able to defend against such claims successfully, or that we will not be subject to significant fines and penalties in the event we are found not in compliance with such laws or codes of conduct.

Any failure or perceived failure by us (or any third parties with whom we have contracted to store such information) to comply with applicable privacy and security laws, policies, or related contractual obligations or any compromise of security that results in unauthorized access to personal information may result in governmental enforcement actions, significant fines, litigation, claims of breach of contract and indemnity by third parties and adverse publicity. In the case of such an event, our reputation may be harmed, we could lose current and potential users, and the competitive positions of our various brands could be diminished, any or all of which could adversely affect our business, financial condition, and results of operations.

*Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.*

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment and fair value determinations, inventories, business combinations and intangible asset valuations, income taxes, and warranties, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported or expected financial performance or financial condition.

***Item 1B. Unresolved Staff Comments***

None.

***Item 1C. Cybersecurity***

**Cybersecurity Risk Management and Strategy**

We continue to invest substantially in cybersecurity risk management, which is a core part of our overall enterprise risk management program. Our security program is based on ISO27001, NIST 800-53, and GDPR frameworks to support our global business. We utilize various tools and processes to identify, monitor, evaluate, and address cybersecurity threats and incidents, including those involving third-party vendors and service providers. Our process includes identifying the source of a threat or incident, implementing countermeasures and mitigation strategies, and informing management and our board of directors about significant threats and changes in the cybersecurity landscape. We remain committed to investing in risk management tools and processes as cybersecurity threats evolve. Despite our efforts, we cannot guarantee that we can prevent, mitigate, or remediate risks in our own or third-party cybersecurity infrastructure.

Our Information Technology team which reports to senior management, is responsible for maintaining our cybersecurity risk management program. They collaborate with third-party security specialists as they believe necessary to conduct thorough risk assessments and system improvements. Together with our third-party security service providers, the Information Technology team oversees cybersecurity incidents, prevention, detection, mitigation, and resolution. We regularly train our employees on cybersecurity awareness and confidential information protection and continuously review and update our policies to adapt to the evolving threat landscape and legal developments.

Cybersecurity threats have the potential to materially affect our company, including our business strategy, results of operations, and financial condition. While we have not experienced material adverse effects from cybersecurity threats to date, we recognize the dynamic nature of these risks and remain vigilant in our efforts to mitigate potential impacts. Refer to "Item 1A. - Risk Factors" in this Annual Report on Form 10-K, including, "We could experience a significant disruption in or security breach of our information technology system which could harm our business and adversely affect our results of operations," for additional discussion on our cybersecurity related risks.

**Cybersecurity Governance**

Our management, including our Chief Executive Officer, Chief Financial Officer , Chief Technology Officer ("CTO"), and Information Technology team, is responsible for identifying and assessing cybersecurity risks, establishing monitoring processes and implementing mitigation and remediation measures. In fiscal 2025, we hired a full-time Director of Information Technology, who is a Certified Information Security Professional. Our cybersecurity programs are managed under the direction of our CTO and the Director of Information Technology, with support from internal and external third-party resources.

Our IT Steering Committee, which consists of our CEO. CFO, and other senior leadership employees, is responsible for coordinating our day-to-day management of cybersecurity risk. Each quarter, the IT Steering Committee receives reports from the CTO and Director of Information Technology on our cybersecurity program performance and emerging threats and incidents. The IT Steering Committee makes recommendations intended to ensure that hawse have adequate resources to address information technology risks.

Our board of directors has ultimate oversight responsibility for our overall enterprise risk management and, with input from our senior management, oversees our cybersecurity risk management. As part of its enterprise risk management efforts, our board of directors regularly receives reports from management on our cybersecurity programs with regard to any risks that may arise from specific cybersecurity threats and incidents. The board of directors oversees management's programs, policies and processes in place that identify, monitor, assess, and respond to cybersecurity, data privacy, and other information technology risks to which we are exposed.

**Item 2.** *Properties*

The following table sets forth information regarding our principal owned properties. The West Warwick property is subject to a security agreement and a mortgage in favor of the lender under our credit facility.

| Location | Approximate Square Footage | Principal Use |
|---|---|---|
| West Warwick, Rhode Island, United States | 135,500 | Corporate headquarters, research and development, manufacturing, sales and service |
| Elk Grove Village, Illinois | 34,460 | Astro Machine principal place of business |

The West Warwick facility is used by both of our business segments, while the Elk Grove Village facility is exclusively used by the PI segment.

We also lease facilities in various other locations. The following information pertains to each location:

| Location | Approximate Square Footage | Principal Use |
|---|---|---|
| Porto, Portugal | 80,822 * | Manufacturing, sales and service (PI segment) |
| Dietzenbach, Germany | 18,630 | Manufacturing, sales and service (PI segment) |
| Copenhagen, Denmark | 4,800 | R&D, sales and service (PI segment) |
| Brossard, Quebec, Canada | 4,500 | Manufacturing, sales and service (PI segment) |
| Elancourt, France | 4,150 | Sales and service (PI segment) |
| Shah Alam, Selangor, Malaysia | 2,067 | Sales (PI segment) |
| Singapore | 2,400 | Warehouse (T&M segment) |
| Shanghai, China | 425 | Sales (PI segment) |
| Sherman Oaks, California USA | 160 | Sales (PI segment) |
| Mexico City, Mexico | 97 | Sales (PI segment) |

*This consists of five separate leased properties located in Porto, Portugal we assumed in connection with the acquisition of MTEX.

We believe all our facilities are well maintained in good operating condition and generally adequate to meet our needs for the foreseeable future.

**Item 3.** *Legal Proceedings*

On March 11, 2025, Effort Premier Solutions LDA ("Effort") and Elói Serafim Alves Ferreira initiated arbitration proceedings against us and our subsidiary AstroNova Portugal, Unipessoal, Lda. ("AstroNova Portugal") in the Arbitration Center located in Oporto, Portugal (Centro de Arbitragem do Instituto de Arbitragem Comercial), alleging, among other things, breaches of the MTEX acquisition agreement and damage to Mr. Ferreira's professional reputation. On March 31, 2025, we made a preliminary reply rejecting Effort and Mr. Ferreira's claims and formally notified the Arbitration Center of our intention to file counterclaims against Effort and Mr. Ferreira, on the grounds of, among other things, breaches of the MTEX acquisition agreement. As of April 11, 2025, neither party has formally presented their formal allegations or demands for relief to the Court of Arbitration. The parties' arbitrators are currently in the process of choosing the third arbitrator which is a required step before the Arbitration Court is installed and the arbitration can be initiated. If a third arbitrator cannot be chosen by agreement the President of the Centro de Arbitragem will designate one.

We are party to other various legal proceedings arising from normal business activities. Management believes that the ultimate resolution of these matters will not have a material adverse effect on our financial position, results of operations or cash flows. Additionally, because of the nature of our business, we may be subject in the future to lawsuits or other claims, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits, environmental and stockholder matters and an unfavorable resolution of any of these matters could materially affect our future results of operations, cash flows or financial position.

**Item 4.** *Mine Safety Disclosures*

Not applicable.

**Item 5.** *Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the NASDAQ Global Market under the symbol "ALOT."

As of April 11, 2025, we had approximately 238 shareholders, which does not reflect shareholders with beneficial ownership in shares held in nominee name.

**Stock Repurchases**

During the fourth quarter of fiscal 2025, we made the following repurchases of our common stock:

| | Total Number of Shares Repurchased | Average Price paid Per Share ($) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| November 1 – November 30 | — | — | — | — |
| December 1 – December 31 | 300(a) | 15.91(a) | — | — |
| January 1 – January 31 | 1,200(b) | 11.36(b) | — | — |

(a)  An employee of the Company delivered 300 shares of our common stock toward the satisfaction of taxes due in connection with the vesting of restricted shares. The shares delivered were valued at a market value of $15.91 per share and are included with treasury stock in our consolidated balance sheet as of January 31, 2025 included elsewhere in this Annual Report on Form 10-K.

(b)  A former executive of the Company delivered 1,200 shares of our common stock toward the satisfaction of taxes due in connection with the vesting of restricted shares. The shares delivered were valued at a market value of $11.36 per share and are included with treasury stock in our consolidated balance sheet as of January 31, 2025 included elsewhere in this Annual Report on Form 10-K.

**Item 6. [Reserved]**

**Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations***

*The following discussion and analysis are meant to provide material information relevant to an assessment of the financial condition and results of operations of our company, including an evaluation of the amounts of cash flows from operations and outside resources, liquidity and certain other factors that may affect future results so as to allow investors to better view our company from management's perspective. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and financing, includes forward-looking statements that involve risks and uncertainties. Carefully review the "Forward-Looking Statements" and "Risk Factors" sections of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.*

**Overview**

We are a multi-national enterprise that leverages our proprietary data visualization technologies to design, develop, manufacture, distribute, and service a broad range of products that acquire, store, analyze, and present data in multiple formats. We organize our structure around a core set of competencies, including research and development, manufacturing, service, marketing and distribution. We market and sell our products and services through the following two segments:

- Product Identification ("PI") – offers color and monochromatic digital label printers, direct-to-package printers, industrial wide-format printers for both flexible and rigid materials and custom OEM printers. PI also provides proprietary software to design, manage, and store print images as well as fully control the workflow of its printers.  The software enables both local and network control of the printers.  As a full solution supplier, PI offers a wide variety of carefully application-matched printing supplies such as pressure-sensitive labels, tags, inks, toners, and thermal transfer ribbons used by digital printers. PI also provides on-site and remote service, spare parts, and various service contracts.

- Test and Measurement ("T&M") – offers a suite of products and services that acquire data from local and networked data streams and sensors as well as wired and wireless networks. The T&M segment is  the leading supplier of aerospace printers for commercial, military transport, business, and regional aircraft.  The printers are used to print hard copies of data required for the safe and efficient operation of aircraft, including navigation maps, clearances, arrival and departure procedures, NOTAMs, flight itineraries, weather maps, performance data, passenger data, and various air traffic control data. Aerospace products also include aircraft networking systems for high-speed onboard data transfer. T&M also provides repairs, service and spare parts.

On May 4, 2024, we entered into an agreement to acquire MTEX, a Portugal-based manufacturer of digital  mid-market printing equipment and supplies that addresses a wide variety of markets primarily targeting color printing of rigid and flexible packaging, labeling, apparel, footwear and more. We have reported MTEX as a part of our PI segment since the May 6, 2024 closing date of that transaction.  On August 4, 2022, we completed the acquisition of Astro Machine, an Illinois-based manufacturer of printing equipment, including label printers, over printers, tabbers, conveyors, and envelope feeders. Astro Machine is reported as part of our PI segment beginning with the third quarter of fiscal 2023. Refer to Note 2, "Acquisitions," in our consolidated financial statements included elsewhere in this report for further details on both of these acquisitions.

On July 26, 2023, we adopted a restructuring plan (the "2024 Restructuring Plan") for our PI segment that transitioned a portion of the printer manufacturing within that segment from our facility in Rhode Island to our Astro Machine facility located in Illinois, ceased the sale of certain of our older, lower-margin or low-volume PI segment products and made targeted reductions to our workforce. As part of the 2024 Restructuring Plan, we also consolidated certain of our international PI sales and distribution facilities and streamlined our channel partner network.  The total cost of this plan was $2.5 million, comprised primarily of non-cash charges related to inventory write-offs and facility exit costs, and cash charges related to severance-related costs. Additionally, in connection with our 2024 Restructuring Plan, we identified the need to address quality and reliability issues in certain models of our PI printers as a result of faulty ink provided by one of our larger suppliers.  We identified approximately 150 printers sold to our customers that were affected by the faulty ink and in order to remedy these issues and maintain solid customer relationships, during the second quarter of fiscal 2024, we initiated a program to retrofit all of the affected printers sold to our customers (the "2024 Product Retrofit Program"). The costs associated with this program were $0.6 million, which included the cost of parts, labor and travel, and were included in cost of revenue in our consolidated income statement for the year ended January 31, 2024. As of January 31, 2024, both the 2024 Restructuring Plan and the 2024 Product Retrofit Program were completed and concluded.  Refer to Note 20, "Restructuring," in our consolidated financial statements included elsewhere in this report for further details.

We market and sell our products and services globally through a diverse distribution structure of direct sales personnel, manufacturers' representatives, OEMs, and authorized dealers that deliver a full complement of branded products and services to customers in our respective markets. Our growth strategy centers on organic growth through product innovation made possible by research and development initiatives, as well as strategic acquisitions that fit into or complement existing core businesses. In fiscal

2025, 2024, and 2023, revenue from customers in various geographic areas outside the United States, primarily in Western Europe, Canada and Asia, amounted to $61.8 million, $63.3 million, and $59.0 million, respectively.

We maintain an active program of product research and development. We spent approximately $6.6 million in fiscal 2025, $6.9 million in fiscal 2024 and $6.8 million in fiscal 2023, on Company-sponsored product development. We are committed to continuous product development as essential to our organic growth and expect to continue our focus on research and development efforts in fiscal 2026 and beyond.

We also continue to invest in sales and marketing initiatives by expanding and improving the existing sales force and using various marketing campaigns to achieve our goals of sales growth and increased profitability.

## Results of Operations

### Fiscal 2025 compared to Fiscal 2024

The following table presents the revenue of each of our segments, as well as the percentage of total revenue and change from the prior year.

| ($ in thousands) | 2025 | | | 2024 | |
| --- | --- | --- | --- | --- | --- |
| | Revenue | As a % of Total Revenue | % Change Over Prior Year | Revenue | As a % of Total Revenue |
| PI | $ 102,345 | 67.7% | (1.6)% | $ 104,041 | 70.3% |
| T&M | 48,938 | 32.3% | 11.1% | 44,045 | 29.7% |
| Total | $ 151,283 | 100.0% | 2.2% | $ 148,086 | 100.0% |

Net revenue in fiscal 2025 was $151.3 million, a 2.2% increase compared to net revenue of $148.1 million for fiscal 2024. Current year revenue through domestic channels was $89.5 million, an increase of 5.6% from prior year domestic revenue of $84.8 million. International revenue of $61.8 million for fiscal 2025 decreased 2.4% compared to prior year international revenue of $63.3 million. Fiscal 2025 international revenue reflects an unfavorable foreign exchange rate impact of $0.3 million, compared to a favorable foreign exchange rate impact of $0.4 million in fiscal 2024. Our 2024 acquisition of MTEX contributed $4.2 million in international revenue in fiscal 2025.

Hardware revenue in fiscal 2025 was $44.6 million, a $4.8 million or 9.7% decrease compared to fiscal 2024 hardware revenue of $49.4 million due to decreased hardware sales in both the T&M and PI segments. Compared to fiscal 2024 and excluding $2.2 million of hardware sales from our newly acquired MTEX business, current year hardware sales in the PI segment decreased $7.0 million or 14.1%. The decrease in PI hardware sales was in both Astro Machine and Trojan Label. Astro Machine's key customer, a distributor, announced a new design for their "Mail and Envelope" printer that was faster, included a wider format and used water-based pigments versus water-based dyes for superior quality. The newly designed printer was pre-released to the marketplace by the distributor before its specifications were finalized and was intended to replace the distributor's previous design that was also manufactured by Astro Machine. The distributor's pre-release announcement caused their customers to delay purchases of existing printers as they awaited the new enhanced printer. Unfortunately, the distributor also made a series of changes to the new printer that delayed the selling of the new printers until January 2025. The combination of the delay in customer purchases of the existing printers as they waited for the release of the new printers, and the delays in the release of the new printer driven by design modifications caused hardware sales to decrease by $1.7 million as compared to fiscal 2024. In addition, Astro Machine's black and white printer sales decreased by $1.4 million due to a supply disruption of specialized motors. Astro Machine's suppliers were able to deliver the motors late in fiscal 2025, allowing the black and white printer deliveries to resume at normal levels. Sales of TrojanLabel's large-format over-printers decreased year-over-year by $1.5 million due to a competitor introducing a new model that impacted our market share in Europe. We are addressing this challenge with new superior technology in our MTEX product line scheduled for release in the first half of fiscal 2026. T&M hardware sales decreased 6.5% or $1.8 million compared to the prior year. The decline was in the Aerospace printer and networking products was due to a delayed defense order of approximately $2.2 million and delays in commercial aircraft printer orders of $0.7 million due to a strike a major airplane manufacturer. These declines were partially offset by volume increases in overall aircraft printer orders. In the T&M product line, data recorder sales were down year over year by $1.1 million, as the products are typically used for defense and other niche applications and do not follow a regular replacement cycle.

Revenue from supplies in fiscal 2025 was $81.4 million, a 2.7% or $2.2 million increase compared to fiscal 2024 supplies revenue of $79.3 million, as supplies revenue increased in both the PI and T&M segments in the current year, but primarily due to an increase in sales of our Trojan Label brand inks and printheads of $3.1 million or 23.8%, Astro Machine's $0.8 million or 12.1% increase relating to increased sales of both printheads and inks and the contribution of supplies sales from MTEX of $1.4 million, all in the PI segment. Also contributing to the increase in the current year's supplies revenue was an increase in paper revenue for the aerospace printer product line in the T&M segment of $0.8 million. Partially offsetting the growth in supplies revenue was a decline in

QuickLabel supplies sales in the PI segment of $3.9 million, as sales of these supplies were impacted by obsolete and end of life products along with lower ink sales on certain ink-jet printers.

Service and other revenue in fiscal 2025 was $25.2 million, a $5.8 million or 30.1% increase compared to fiscal 2024 service and other revenue of $19.4 million. The increase is primarily due to a $6.0 million or 51.9% increase in parts and repairs revenue in the aerospace printer product line in the T&M segment. This was due to a large backlog of replacement parts that were shipped during the current year and an increased use of the printers due to the higher number of commercial flights.

Gross profit was $52.7 million for fiscal 2025, reflecting a $1.1 million or 2.2% increase compared to fiscal 2024 gross profit of $51.6 million. Our gross profit margin of 34.9% in fiscal 2025 remained consistent with our fiscal 2024 gross profit margin. The increase in gross profit dollars in the current year compared to the prior year was due to the MTEX gross profit contribution of $0.5 million and the $2.2 million increase in the T&M segment gross profit, offset by a decrease in PI segment gross profit, excluding the MTEX impact, of $1.8 million related to sales volume. Note that the fiscal 2024 gross profit margin included $2.1 million of restructuring costs and $0.7 million of product retrofit costs that did not repeat in the current year.

Operating expenses for the current year were $61.4 million, representing a 43.3% increase from the prior year's operating expenses of $42.8 million.  Current year operating expenses included a $13.4 million goodwill impairment charge related to the under performance of the MTEX acquisition. Originally, we expected MTEX to achieve $8.0 million to $10.0 million in revenues for the period of May 2024 through January 2025, however, during this period, MTEX generated only $4.2 million of revenue.  Due to the actual and expected underperformance of MTEX relative to our original expectations, we performed a strategic review of the MTEX operation, which ultimately led to the conclusion that the goodwill in our PI segment was impaired. Refer to Note 4, "Intangible Assets and Goodwill," in our consolidated financial statements included elsewhere in this report for further details. Included in operating expenses are selling and marketing expenses of $25.6 million in fiscal 2025, an increase of 4.6% from the prior year amount of $24.4 million. The increase in selling and marketing expenses for the current year is primarily due to an increase in wages, travel and entertainment, and advertising and trade show expenses, partially offset by the impact of restructuring costs that were unique to the prior year. General and administrative expenses increased 37.6% to $15.8 million in the current year compared to $11.5 million in the prior year primarily due to an increase in outside services fees, which includes MTEX acquisition costs of $1.2 million.  Also contributing to the increase in general and administrative expenses were CFO transition costs of $0.4 million and increases in employee wages and benefits, and advertising and trade show expenses.  Research & development ("R&D") costs in fiscal 2025 of $6.6 million decreased 4.3% from fiscal 2024, as decreases in employee wages and bonuses were partially offset by increases in outside consulting and service expenses. The R&D spending level for fiscal 2025 represents 4.4% of net revenue, compared to the prior year level of 4.7%.

Other expense in fiscal 2025 was $3.6 million compared to $2.7 million in fiscal 2024. Current year other expense includes $3.2 million of interest expense on our debt and revolving credit facilities and net other expense of $0.8 million, partially offset by a net foreign exchange gain of $0.3 million. Prior year other expense included interest expense on debt and revolving credit facility of $2.7 million and net foreign exchange loss of $0.1 million, partially offset by other income of $0.1 million.

We recognized $2.2 million of income tax expense for the current fiscal year, resulting in an effective tax rate of (17.9)% compared to 22.7% in fiscal 2024. The decrease in the effective tax rate in fiscal 2025 from fiscal 2024 is primarily related to the decrease in pre-tax book income and federal income tax provision associated with the goodwill impairment and MTEX losses, the decrease in return to provision adjustments, and the decrease in the valuation allowance associated with China losses. This decrease was partially offset by other factors increasing the effective tax rate, such as the valuation allowance recorded on Portuguese tax credits, goodwill impairment recorded on MTEX for the PI reporting segment, and transaction costs associated with the MTEX acquisition.

Net loss for fiscal 2025 was $14.5 million, or $1.93 per diluted share. The results for this period were impacted by an inventory step up cost of $0.2 million ($0.2 million net of tax or $ 0.02 per diluted share) and transaction costs of $1.2 million ($0.9 million net of tax or $0.12 per diluted share), both related to the MTEX acquisition and CFO transition charges of $0.4 million ($0.3 million net of tax or $0.04 per diluted share). Net income for fiscal 2024 was $4.7 million, or $0.63 per diluted share. The results for fiscal 2024 were impacted by expense of $2.6 million ($2.0 million net of tax or $0.27 per diluted share) related to the 2024 Restructuring Plan and expense of $0.6 million ($0.5 million net of tax or $0.07 per diluted share) related to the 2024 Product Retrofit Program.

**Fiscal 2024 compared to Fiscal 2023**

For a comparison of our results of operations for the fiscal years ended January 31, 2024, and January 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 31, 2024, filed with the SEC on April 12, 2024.

## Segment Analysis

We report two segments consistent with our product revenue groups: PI and T&M. Segment performance is evaluated based on the operating segment's profit before corporate and financial administration expenses. The following table summarizes selected financial information by segment.

| ($ in thousands) | Revenue | | | Segment Operating Profit (Loss) | | | Segment Operating Profit (Loss) as a % of Revenue | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| PI | $ 102,345 | $ 104,041 | $ 103,089 | $ (3,967) | $ 10,087 | $ 7,889 | (3.9)% | 9.7% | 7.7% |
| T&M | 48,938 | 44,045 | 39,438 | 11,143 | 10,200 | 8,989 | 22.8% | 23.2% | 22.8% |
| Total | $ 151,283 | $ 148,086 | $ 142,527 | 7,176 | 20,287 | 16,878 | 4.7% | 13.7% | 11.8% |
| Corporate Expenses | | | | 15,816 | 11,491 | 11,435 | | | |
| Operating Income (Loss) | | | | (8,640) | 8,796 | 5,443 | | | |
| Other Income (Expense), Net | | | | (3,647) | (2,723) | (2,033) | | | |
| Income (Loss) Before Income Taxes | | | | (12,287) | 6,073 | 3,410 | | | |
| Income Tax Provision | | | | 2,202 | 1,379 | 749 | | | |
| Net Income (Loss) | | | | $ (14,489) | $ 4,694 | $ 2,661 | | | |

### Product Identification

During the second quarter of the current year we acquired MTEX, a Portugal-based manufacturer of digital printing equipment. Since the closing of that transaction on May 6, 2024, MTEX has been reported as a part of our PI segment. Although we remain excited about the opportunities created by MTEX's complementary product portfolio and anticipate improved overall business and enhanced customer service as we integrate MTEX's advanced technology across other areas of our product portfolio, the integration of MTEX has been more time-consuming and resource-intensive than we originally anticipated. Additionally, in the course of integrating MTEX into our operations, we have discovered certain facts that we believe may constitute breaches of the representations and warranties included in the definitive agreements governing our acquisition of MTEX. We are continuing to investigate these matters and are seeking remedies from the seller under those agreements. In the current year, MTEX had an operating loss of $16.9 million on revenue of $4.2 million. MTEX's operating loss includes a $13.4 million charge related to goodwill impairment. Corporate expense for the current year includes $1.2 million of general and administrative expenses that are not allocated to any segment, related to the acquisition of MTEX.

Subsequent to year end, on March 20, 2025, we announced our restructuring actions for fiscal 2026, which include the reduction of approximately 10% of the Company's global workforce, primarily in the PI segment, and the realignment of our underperforming MTEX operation in Portugal. As part of this initiative, we have cut approximately 70% of the MTEX product portfolio, phasing out low-volume, low-profit and developmental models in the nascent fabric printing market to focus more resources on much higher-margin products that capitalize on our supplies business. In addition, all MTEX sales, marketing and customer support functions have been integrated into our global teams. We anticipate our restructuring actions to generate $3.0 million in annualized savings. Refer to Note 24, "Subsequent Events," in our consolidated financial statements included elsewhere in this report for further details.

Revenue from the PI segment decreased 1.6% in fiscal 2025, with revenue of $102.3 million compared to revenue of $104.0 million in the prior year. The current year decrease in revenue is primarily attributable to the delayed release of an OEM printer within our Astro Machine product line. These printers were initially slated for release in the third quarter of fiscal 2025, but due to post order customer changes more development and development time were incurred and shipments did not begin until the fourth quarter of fiscal 2025. Also contributing to the decline in current year sales was the decrease in legacy hardware sales and QuickLabel supply revenue. The decline in current quarter revenue was partially offset by an increase in supplies sales in the Trojan Label product line and the contribution of $4.2 million from MTEX hardware, supply and parts revenues. PI current year segment operating loss was $4.0 million, which includes a $13.4 million charge for goodwill impairment and a $0.2 million inventory step-up, both related to the MTEX business and reflects a profit margin of (3.9)%. Prior year segment operating profit was $10.1 million which includes $3.1 million in costs related to the 2024 Restructuring Plan and the 2024 Product Retrofit Program, with a related profit margin of 9.7%. The decrease in the current year PI segment operating profit and margin is primarily due to higher costs in the fiscal 2025 period, in part associated with the MTEX acquisition, product mix, lower sales volume in Europe and the delayed Astro Machine product release.

### Test & Measurement

Revenue from the T&M segment was $48.9 million for fiscal 2025, an 11.1% increase compared to revenue of $44.0 million in the prior year. The increase in revenue for the current year was primarily attributable to increased parts and repairs revenue in our aerospace product lines, including a large backlog of replacement parts that were shipped during the current year. Also contributing to the current year increase was an increase in sales of aerospace supplies. T&M revenue in fiscal 2025 and 2024 was also impacted by $0.8 million and $1.3 million, respectively, of revenue recognized as the result of successful claims for component cost increases for printer shipments to one customer as described in Note 3, "Revenue Recognition," in our consolidated financial statements included elsewhere in this report. The current year T&M segment revenue increase was partially offset by a decline in hardware sales in both the aerospace printer and data recorder product lines.  T&M current year segment operating profit was $11.1 million resulting in a 22.8% profit margin compared, to the prior year segment operating profit of $10.2 million and related operating profit margin of 23.2%. The increased profit and decrease in margins were primarily attributable to higher revenue from high-margin product lines, partially offset by increased manufacturing, period costs and operating expenses in fiscal 2025.

## Liquidity and Capital Resources

### *Overview*

Historically, our primary sources of short-term liquidity have been cash generated from operating activities and borrowings under our revolving credit facility. These sources have also typically funded the majority of our capital expenditures. We have funded acquisitions by borrowing under bank credit facilities.

We believe cash flow generation from operations and available unused credit capacity under our revolving credit facility will support our anticipated needs.  Additionally, as discussed below, we amended the terms of our credit agreement with Bank of America to finance our acquisition of MTEX.  In fiscal 2026 (after required debt amortization and payment of minimum guaranteed royalty payments to Honeywell), we plan to focus on reduction of debt outstanding under our credit agreement.

 In connection with our acquisition of MTEX, on May 6, 2024, we entered into a Third Amendment to Amended and Restated Credit Agreement (the "Third Amendment") with Bank of America, N.A., as lender (the "Lender"). The Third Amendment amended the Amended and Restated Credit Agreement dated as of July 30, 2020, as amended by the First Amendment to Amended and Restated Credit Agreement, dated as of March 24, 2021, the LIBOR Transition Amendment, dated as of December 14, 2021, the Second Amendment to Amended and Restated Credit Agreement dated as of August 4, 2022, and the Joinder Agreement relating to Astro Machine dated as of August 26, 2022 (as so amended, the "Existing Credit Agreement"; the Existing Credit Agreement as amended by the Third Amendment, the "Amended Credit Agreement"), between AstroNova, Inc. as the borrower, Astro Machine as a guarantor, and the Lender.

At January 31, 2025 our cash and cash equivalents were $5.1 million. As of January 31, 2025, $20.5 million was borrowed and outstanding under our revolving credit facility with Bank of America and $4.5 million was available for borrowing under that revolving credit facility.  Additionally, MTEX has a EUR 0.5 million ($0.5 million) available line of credit with Caixa Central de Crédito Agricola Mutuo. This credit line was established in December 2023 and is renewable every six months.  There was EUR 0.4 million ($0.4 million) borrowed and outstanding on this line of credit as of January 31, 2025.

### Indebtedness

#### *Term Loans and Revolving Credit Facility*

The Amended Credit Agreement requires that the Term A-2 Loan be paid in quarterly installments on the last day of each of our fiscal quarters through April 30, 2027 in the principal amount of EUR 583,333 each, and the entire then-remaining principal balance of the Term A-2 Loan is required to be paid on August 4, 2027. The Amended Credit Agreement requires that the remaining balance of the Term Loan be paid in quarterly installments on the last day of each of our fiscal quarters through April 30, 2027 in the principal amount of $675,000 each, and the entire then remaining principal balance of the Term Loan is required to be paid on August 4, 2027. We may voluntarily prepay the Term A-2 Term Loan or the Term Loan, in whole or in part, from time to time without premium or penalty (other than customary breakage costs, if applicable). We may repay borrowings under the revolving credit facility at any time without premium or penalty (other than customary breakage costs, if applicable), but in any event no later than August 4, 2027, and any outstanding revolving loans thereunder will be due and payable in full, and the revolving credit facility will terminate, on such date. We may reduce or terminate the revolving credit facility at any time, subject to certain thresholds and conditions, without premium or penalty.

The loans under the Amended Credit Agreement are subject to certain mandatory prepayments, subject to various exceptions, from net cash proceeds from certain dispositions of property, certain issuances of equity, certain issuances of additional debt and certain extraordinary receipts.

Amounts repaid under the revolving credit facility may be reborrowed, subject to our continued compliance with the Amended Credit Agreement. No amount of the Term A-2 Loan or the Term Loan that is repaid may be reborrowed.

The Term A-2 Loan bears interest at a rate per annum equal to the EURIBOR rate as defined in the Amended Credit Agreement, plus a margin that varies within a range of 1.60% to 2.50% based on our consolidated leverage ratio. The Term Loan and revolving credit loans bear interest at a rate per annum equal to, at our option, either (a) the Term SOFR rate as defined in the Amended Credit Agreement (or, in the case of revolving credit loans denominated in Euros or another currency other than U.S. Dollars, the applicable quoted rate), plus a margin that varies within a range of 1.60% to 2.50% based on our consolidated leverage ratio, or (b) a fluctuating reference rate equal to the highest of (i) the federal fund rate plus 0.50%, (ii) Bank of America's publicly announced prime rate, (iii) the Term SOFR rate plus 1.00%, or (iv) 0.50%, plus a margin that varies within a range of 0.60% to 1.50% based on our consolidated leverage ratio. In addition to certain other fees and expenses that we are required to pay to the Lender, we are required to pay a commitment fee on the undrawn portion of the revolving credit facility that varies within a range of 0.15% and 0.35% based on our consolidated leverage ratio.

We must comply with various customary financial and non-financial covenants under the Amended Credit Agreement. The financial covenants under the Amended Credit Agreement consist of a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio, certain of the provisions of which were modified by the Third Amendment; the minimum consolidated asset coverage ratio under the Existing Credit Agreement was eliminated by the Third Amendment. The primary non-financial covenants limit our and our subsidiaries' ability to incur future indebtedness, to place liens on assets, to pay dividends or distributions on our or our subsidiaries' capital stock, to repurchase or acquire our or our subsidiaries' capital stock, to conduct mergers or acquisitions, to sell assets, to alter our or our subsidiaries' capital structure, to make investments and loans, to change the nature of our or our subsidiaries' business, and to prepay subordinated indebtedness, in each case subject to certain exceptions and thresholds as set forth in the Amended Credit Agreement, certain of which provisions were modified by the Third Amendment. As of January 31, 2025, we were not in compliance with the Amended Credit Agreement as a result of our failure to comply with the maximum consolidated leverage ratio and the minimum consolidated fixed charge coverage ratio in effect for our fiscal measurement period ended January 31, 2025.

The Lender is entitled to accelerate repayment of the loans and to terminate its revolving credit commitment under the Amended Credit Agreement upon the occurrence of any of various customary events of default, which include, among other events, the following (which are subject, in some cases, to certain grace periods): failure to pay when due any principal, interest or other amounts in respect of the loans, breach of any of our covenants or representations under the loan documents, default under any other of our or our subsidiaries' significant indebtedness agreements, a bankruptcy, insolvency or similar event with respect to us or any of our subsidiaries, a significant unsatisfied judgment against us or any of our subsidiaries, or a change of control.

Our obligations under the Amended Credit Agreement continue to be secured by substantially all of our personal property assets (including a pledge of the equity interests we hold in ANI Scandinavia ApS, AstroNova GmbH, AstroNova SAS and the Purchaser), subject to certain exceptions, and by a mortgage on our owned real property in West Warwick, Rhode Island, and are guaranteed by, and secured by substantially all of the personal property assets of, Astro Machine.

### Equipment Loan

In January 2024, we entered into a secured equipment loan facility agreement with Banc of America Leasing & Capital, LLC and borrowed the principal amount of $0.8 million thereunder for the financing of our purchase of production equipment. The loan matures on January 23, 2029 and bears interest at a fixed rate of 7.06%. Under this loan agreement, equal monthly payments including principal and interest of $16,296 will be paid through the maturity of the loan on January 23, 2029.

### Assumed Financing Obligations of MTEX

In connection with the purchase of MTEX, we assumed certain existing financing obligations of MTEX that remain outstanding as of January 31, 2025. The long-term debt obligations of MTEX that remain outstanding include a term loan (the "MTEX Term Loan") pursuant to the agreement dated December 22, 2023 (the "MTEX Term Loan Agreement") between MTEX and Caixa Central de Crédito Agricola Mutuo. The MTEX Term Loan provides for a term loan in the principal amount of EUR 1.5 million ($1.6 million) requiring monthly principal and interest payments totaling EUR 17,402 ($18,795) commencing in October 2024 and continuing through maturity on December 21, 2033, and bears interest at a fixed rate of 6.022% per annum.

MTEX has also received government assistance in the form of interest-free loans from government agencies located in Portugal (the "MTEX Government Grant Term Loans"). The MTEX Government Grant Term Loans are to be repaid to the applicable government agencies and are classified as long-term debt. The balance of the MTEX Government Grants Term Loans as of January 31, 2025 is $0.9 million. The MTEX Government Grant Term Loans provide interest-free financing so long as monthly principal payments are made. In the event that MTEX and the applicable government agency renegotiate the payment dates, interest will be calculated according to a rate determined by the government agency as of the date of renegotiation and added to the outstanding principal payments.  The MTEX Government Grants Term Loans outstanding as of January 31, 2025 mature at different dates through January 2027.

Additionally, we assumed short-term financing obligations of MTEX, of which $0.6 million remain outstanding as of January 31, 2025, including letters of credit, maturing term loans, and financing arrangements for working capital classified as debt.

*Subsequent Event – Credit Agreement Amendment and Waiver*

On March 20, 2025, we entered into a Fourth Amendment to Amended and Restated Credit Agreement (the "Fourth Amendment") with Bank of America, which further amended the Amended Credit Agreement (as so amended, the "Further Amended Credit Agreement").

The Further Amended Credit Agreement modified the remaining quarterly installments in which the outstanding balance of the existing Term Loan must be paid; the outstanding principal balance of the Term Loan as of the effective date of the Fourth Amendment was $9,450,000. Under the Further Amended Credit Agreement, such remaining quarterly installments must be paid on the last day of each of our fiscal quarters through April 30, 2027 in the principal amount of (i) in the case of the installments for the fiscal quarters ending April 30, 2025 through January 31, 2026, $325,000 each, (ii) in the case of the installments for the fiscal quarters ending April 30, 2026 through January 31, 2027, $725,000 each, and (iii) in the case of the installment for the fiscal quarter ending April 30, 2027, $950,000; the entire then outstanding principal balance of the Term Loan is required to be paid on August 4, 2027. We continue to have the right to voluntarily prepay the Term Loan, in whole or in part, from time to time without premium or penalty (other than customary breakage costs, if applicable).

The remaining repayment installments of the existing Term A-2 Loan were not modified by the Fourth Amendment; the outstanding principal balance of the Term A-2 Loan as of the effective date of the Fourth Amendment was EUR 12,250,000 . The amount and availability and repayment terms of the existing $25.0 million revolving credit facility available to us under the Further Amended Credit Agreement were not modified by the Fourth Amendment; the outstanding principal balance under the revolving credit facility as of the effective date of the Fourth Amendment was $21.7 million.

The Further Amended Credit Agreement modified the applicable interest rate margins payable with respect to the Term Loan, the Term A-2 Loan and the revolving credit facility loans and modified the commitment fee payable with respect to the undrawn portion of the revolving credit facility. Under the Further Amended Credit Agreement, the Term Loan and revolving credit facility loans bear interest at a rate per annum equal to, at our option, either (a) the Term SOFR rate as defined in the Further Amended Credit Agreement (or, in the case of revolving credit loans denominated in Euros or another currency other than U.S. Dollars, the applicable quoted rate), plus a margin that varies within a range of 1.60% to 2.85% based on our consolidated leverage ratio, or (b) a fluctuating reference rate equal to the highest of (i) the federal fund rate plus 0.50%, (ii) Bank of America's publicly announced prime rate (iii) the Term SOFR Rate plus 1.00%, or (iv) 0.50%, plus a margin that varies within a range of 0.60% to 1.85% based on our consolidated leverage ratio. Under the Further Amended Credit Agreement, the Term A-2 Loan bears interest at a rate per annum equal to the EURIBOR rate as defined in the Further Amended Credit Agreement, plus a margin that varies within a range of 1.60% to 2.85% based on our consolidated leverage ratio. Under the Further Amended Credit Agreement, the commitment fee that we are required to pay on the undrawn portion of the revolving credit facility under the Further Amended Credit Agreement varies within a range of 0.15% and 0.40% based on our consolidated leverage ratio.

We must comply with various customary financial and non-financial covenants under the Further Amended Credit Agreement, certain provisions of which covenants were modified by the Fourth Amendment. The financial covenants under the Further Amended Credit Agreement consist of a maximum consolidated leverage ratio, a minimum consolidated fixed charge coverage ratio that is tested commencing with the measurement period ending with the fiscal quarter ending January 31, 2026, and an interim minimum consolidated fixed charge coverage ratio that is tested for certain measurement periods ending April 30, 2025, July 31, 2025 and October 31, 2025; the interim minimum consolidated fixed charge coverage ratio was added by the Fourth Amendment, and certain provisions of the existing financial covenants were modified by the Fourth Amendment.

Pursuant to the Fourth Amendment, the Lender waived the events of default that had occurred under the Amended Credit Agreement as a result of our failure to comply with the maximum consolidated leverage ratio and the minimum consolidated fixed charge coverage ratio in effect thereunder for our fiscal measurement period ended January 31, 2025.

*Cash Flow*

The statements of cash flows for the years ended January 31, 2025, 2024, and 2023, are included on page F-8 of this Annual Report on Form 10-K. Net cash provided by operating activities was $4.8 million in fiscal 2025 compared to net cash provided by operating activities of $12.4 million in the previous year. The decrease in net cash provided by operations for the current year is primarily due to lower net income and a  decrease in cash provided by working capital, as the changes in accounts receivable, inventory, income taxes, deferred revenue and accounts payable and accrued expenses for the current year decreased cash by $0.3 million in fiscal 2025 compared to an increase in cash of $0.7 million in the prior year. Cash provided by operating activities for fiscal 2024 was impacted by $2.0 million of non-cash restructuring costs.

Our accounts receivable balance decreased to $21.2 million at January 31, 2025, compared to $23.1 million at January 31, 2024. Excluding the impact of the MTEX acquisition, accounts receivable decreased $2.9 million from prior year end. The days sales outstanding decreased to 51 days at year end compared to 52 days at the end of fiscal 2024.

The year-end inventory balance increased to $47.9 million at January 31, 2025 versus $46.4 million at January 31, 2024. Excluding the impact of the MTEX acquisition, inventories decreased $1.6 million from the prior year end. Inventory days on hand increased to 175 days at the end of the current year from 168 days at the prior year end.

Net cash used by investing activities for fiscal 2025 was $20.3 million, which includes $19.1 million related to the acquisition of MTEX and $1.2 million for capital expenditures. This compares to fiscal 2024 cash used by investing activities of $0.9 million for capital expenditures.

Net cash provided by financing activities for fiscal 2025 was $15.4 million. Cash provided by financing activities for fiscal 2025 primarily includes $15.1 million of proceeds from our debt borrowings and $11.5 million of borrowing under the revolving credit facility, offset by $9.0 million of principal payments on our long term debt and guaranteed royalty obligation payments of $1.9 million. Cash used by financing activities for fiscal 2024 includes $7.0 million of net repayment activity under the revolving credit facility, $2.1 million of principal payments on our long term debt and guaranteed royalty obligation payments of $1.7 million.

*Fiscal 2024 compared to Fiscal 2023*

For a comparison of our cash flow for the fiscal years ended January 31, 2024, and January 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Liquidity and Capital Resources" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2024, filed with the SEC on April 12, 2024.

**Contractual Obligations, Commitments and Contingencies**

As of January 31, 2025, we had contractual obligations related to lease arrangements, debt and royalty obligation arrangements and purchase commitments.

The lease arrangements are for certain of our facilities at various locations worldwide. As of January 31, 2025, we had fixed lease payment obligations of $2.3 million, with $0.4 million due within 12 months. Refer to Note 11, "Leases," in our audited consolidated financial statements included in this Annual Report on Form 10-K for further details.

Debt arrangements under our Amended Credit Agreement with Bank of America, N.A., consist of a Term Loan with an outstanding principal balance of $9.5 million at January 31, 2025, of which $2.7 million is due within the 12 months after that date; a Euro-denominated A-2 Term Loan with an outstanding principal balance of $12.7 million at January 31, 2025, of which $2.4 million is due within the 12 months after that date, and a revolving credit facility with an outstanding principal loan balance of $20.5 million at January 31, 2025. We also have an outstanding amount of $0.7 million for our secured equipment loan facility, of which $0.2 million is due within the 12 months after such date. Additionally, we have $3.4 million of debt outstanding at January 31, 2025 related to debt we assumed as part of the May 2024 MTEX acquisition, of which $1.4 million is due within 12 months. For additional details regarding our long-term debt obligations, see Note 8, "Credit Agreement and Long Term Debt," in our audited consolidated financial statements included in this Annual Report on Form 10-K.

We are subject to a guaranteed minimum royalty payment obligation over the next five years pursuant to the Honeywell Agreements, which, at January 31, 2025 included a balance due of $2.5 million, with $1.4 million due within 12 months. Refer to Note 10, "Royalty Obligations," in our audited consolidated financial statements included in this Annual Report on Form 10-K for further details.

In order to meet our manufacturing demands and, in some cases, lock in particular pricing structures for specific goods used in manufacturing, we enter into purchase commitments with our suppliers. At January 31, 2025, our purchase commitments totaled $29.0 million, with $27.4 million due within 12 months, some of which are non-cancelable. Subsequent to year end we entered into a three-year purchase commitment agreement with one of our vendors for a total of $5.2 million, of which $1.7 million is due within the next 12 months.

We are also subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters, such as: contract and employment claims; workers' compensation claims; product liability claims; warranty claims; and claims related to modification, adjustment or replacement of component parts of units sold. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, we believe that the aggregate amount of such liabilities, if any, in excess of the amounts provided, or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that our results of operations for any future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

**Critical Accounting Policies and Estimates**

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Certain of our accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based on our historical experience, current trends and information available from other sources, as appropriate. We do not believe there is a great likelihood that materially different amounts would be reported using different assumptions pertaining to the accounting policies described below, however, if actual conditions differ from the assumptions used in our judgments, our financial results could be materially different from our estimates.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements:

*Revenue Recognition*: We recognize revenue in accordance with Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers." Under ASC 606, based on the nature of our contracts, we recognize most of our revenue upon shipment, which is when the performance obligation has been satisfied.

Our accounting policies relating to the recognition of revenue under ASC 606 require management to make estimates, determinations and judgments based on historical experience and on various other assumptions, which include (i) the existence of a contract with the customer, (ii) the identification of the performance obligations in the contract, (iii) the value of any variable consideration in the contract, (iv) the standalone selling price of multiple obligations in the contract, for the purpose of allocating the consideration in the contract, and (v) determining when a performance obligation has been met. Recognition of revenue based on incorrect judgments, including the identification of performance obligation arrangements as well as the pattern of delivery for those services, could result in inappropriate recognition of revenue, or incorrect timing of revenue recognition, which could have a material effect on our financial condition and results of operations.

We recognize revenue for non-recurring engineering (NRE) fees, as necessary, for product modification orders upon completion of agreed-upon milestones. Revenue is deferred for any amounts received prior to completion of milestones. Certain of our NRE arrangements include formal customer acceptance provisions. In such cases, we determine whether we have obtained customer acceptance for the specific milestone before recognizing revenue.

Infrequently, we receive requests from customers to hold products purchased from us for the customers' convenience. We recognize revenue for such bill and hold arrangements in accordance with the guidance provided by ASC 606, which requires the transaction to meet the following criteria in order to determine that the customer has obtained control: (a) the reason for the bill and hold is substantive, (b) the product has separately been identified as belonging to the customer, (c) the product is currently ready for physical transfer to the customer, and (d) we do not have the ability to use the product or direct it to another customer.

*Allowance for Doubtful Accounts:* Accounts receivable consists primarily of receivables from our customers arising from the sale of our products. We actively monitor our exposure to credit risk through the use of credit approvals and credit limits. Accounts receivable is presented net of reserves for doubtful accounts.

We estimate the collectability of our receivables and establish allowances for accounts receivable that we estimate to be uncollectible. We base these allowances on our historical collection experience, the length of time our accounts receivable are outstanding and the financial condition of individual customers. In situations where we are aware of a specific customer's inability to meet its financial obligation, such as in the case of a bankruptcy filing, we assess the need for a specific reserve for bad debts. We believe that our procedure for estimating such amounts is reasonable and historically has not resulted in material adjustments in subsequent periods. Bad debt expense was less than 1% of net sales in each of fiscal 2025 and 2024.

*Warranty Claims:* We offer warranties on some of our products. We establish a reserve for estimated costs of warranties at the time the product revenue is recognized. This reserve requires us to make estimates regarding the amounts necessary to settle future and existing claims using historical data on products sold as of the balance sheet date. The length of the warranty period, the product's failure rates, and the customer's usage affect estimated warranty cost. If actual warranty costs differ from our estimated amounts, future results of operations could be affected adversely. Warranty cost is recorded as cost of revenue, and the reserve balance recorded as an accrued expense. While we maintain product quality programs and processes, our warranty obligation is affected by product failure rates and the related corrective costs. If actual product failure rates and/or corrective costs differ from the estimates, we revise our estimated warranty liability accordingly.

*Inventories:* Inventories are stated at the lower of average and standard cost or net realizable value. Cost is determined using an average cost method that approximates the first-in, first-out (FIFO) method. The process for evaluating and recording obsolete and excess inventory provisions consists of analyzing the inventory supply on hand and estimating the net realizable value of the inventory based on historical experience, current business conditions and anticipated future revenue. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual experience.

*Income Taxes:* A valuation allowance is established when it is "more-likely-than-not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence must be considered, including our performance, the market environment in which we operate, length of carryforward periods, existing revenue backlog and future revenue projections. If actual factors and conditions differ materially from the estimates made by management, the actual realization of the net deferred tax assets or liabilities could vary materially from the amounts previously recorded. At January 31, 2025, we had provided valuation allowances for future tax benefits resulting from certain domestic and foreign R&D tax credits, foreign tax credit carryforwards, and China net operating losses, all of which are expected to expire unused.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. Although guidance on the accounting for uncertain income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what we have estimated, our income tax expense could be materially impacted.

*Business Combinations:* We account for business acquisitions under the acquisition method of accounting in accordance with ASC 805, "Business Combinations," where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates that, if known, would have affected the measurement of the amounts recognized as of the acquisition date. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, and selection of comparable companies. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from these estimates. During the measurement period, we may record adjustments to acquired assets and assumed liabilities, with corresponding offsets to goodwill. Upon the conclusion of a measurement period, any subsequent adjustments are recorded to earnings.

*Goodwill and Intangible Assets:* We recognize goodwill in accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"). Goodwill is the excess of cost of an acquired entity over the fair value amounts assigned to assets acquired and liabilities assumed in a business combination and is not amortized.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or a business unit one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. Components within an operating segment can be aggregated as a single reporting unit if they have similar economic characteristics. Management evaluates the recoverability of goodwill annually or more frequently if events or changes in circumstances, such as declines in revenue, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is first quantitatively assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Factors that management considers in this assessment include macroeconomic conditions, industry and market considerations, overall financial performance (both current and projected), changes in management and strategy and changes in the composition or carrying amount of net assets. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative assessment is required for the reporting unit. Additionally, we can elect to forgo the qualitative assessment and perform the quantitative test.

The quantitative assessment compares the fair value of the reporting unit with its carrying value. If a quantitative assessment is required, we estimate the fair value of our reporting units using a combination of both an income approach based upon a discounted cash flow model and a market approach. The income approach provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. The income approach requires the use of many assumptions and estimates including future revenue, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates. In addition, we use the market approach, which compares the reporting unit to publicly traded companies and transactions involving similar business, to support the conclusions based upon the income approach. Based on the results of the quantitative assessment, if the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit's net assets, including goodwill, exceeds the fair value of the reporting unit, then we record an impairment charge based on that difference. We have recognized a goodwill impairment of $13.4 million for our PI segment for the fiscal year ended January 31, 2025. Refer to Note 4, " Intangible Assets and Goodwill" in our consolidated financial statements included elsewhere in this report for further details.

We recognize intangibles assets in accordance with ASC 350. Acquired intangible assets subject to amortization are stated at fair value and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the projected undiscounted cash flows are less than the carrying value, then an impairment charge would be recorded for the excess of the carrying value over the fair value, which is determined by the discounting of future cash flows. No impairment of intangible assets was identified for the years ended January 31, 2025 or January 31, 2024.

*Share-Based Compensation:* Compensation expense for time-based restricted stock units is measured at the grant date and recognized ratably over the vesting period. We determine the fair value of time-based and performance-based restricted stock units based on the closing market price of our common stock on the grant date. The recognition of compensation expense associated with performance-based restricted stock units requires judgment in assessing the probability of meeting the performance goals, as well as defined criteria for assessing achievement of the performance-related goals. For purposes of measuring compensation expense, the number of shares ultimately expected to vest is estimated at each reporting date based on management's expectations regarding the relevant performance criteria. The performance shares begin vesting only upon the achievement of the performance criteria. The achievement of the performance goals can impact the valuation and associated expense of the restricted stock units. The assumptions used in accounting for the share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

## Recent Accounting Pronouncements

Reference is made to Note 1, "Summary of Significant Accounting Policies," in our audited consolidated financial statements included elsewhere in this report.

## Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our primary financial market risks consist of foreign currency exchange rates risk and the impact of changes in interest rates that fluctuate with the market on our variable rate credit borrowings under our existing credit agreement.

*Foreign Currency Exchange Risk*

The functional currencies of our foreign subsidiaries and branches are the local currencies—the British Pound in the U.K., the Canadian Dollar in Canada, the Danish Kroner in Denmark, the Chinese Yuan in China, and the Euro in France, Germany and Portugal. We are exposed to foreign currency exchange risk as the functional currency financial statements of foreign subsidiaries are translated to U.S. dollars. The assets and liabilities of our foreign subsidiaries having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date, and at an average exchange rate for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity. The reported results of our foreign subsidiaries will be influenced by their translation into U.S. dollars by currency movements against the U.S. dollar. Our primary currency translation exposure is related to our subsidiaries that have functional currencies denominated in Danish Kroner and the Euro. A hypothetical 10% change in the rates used to translate the results of our foreign subsidiaries would result in an increase or decrease in our consolidated net income of $1.9 million for the year ended January 31, 2025.

Transactional exposure arises where transactions occur in currencies other than the functional currency. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are reported as foreign exchange gain (loss) in the consolidated statements of income. Foreign exchange losses resulting from transactional exposure were $0.5 million for the year ended January 31, 2025.

*Interest Rate Risk*

At January 31, 2025, our total indebtedness primarily consists of an outstanding principal amount of $9.5 million of USD term loan variable-rate debt, $12.7 million of Euro term loan variable-rate debt, and an outstanding principal balance of $20.5 million under our revolving credit facility, which bears interest at a variable rate. At January 31, 2025, the USD term loan and our revolving credit facility debt bears interest at the SOFR rate as defined in the Amended Credit Agreement plus a margin that varies between 1.60% and 2.50% based on our consolidated leverage ratio and the Euro term loan bears interest at a rate per annum equal to the EURIBOR rate as defined in the Amended Credit Agreement, plus a margin that varies within a range of 1.60% to 2.50% based on our consolidated leverage ratio. During fiscal 2025, the weighted average interest rate on our variable rate debt was 6.71%, and the weighted average interest rate on our revolving credit facility debt was 7.28%. The impact on our results of operations of a 100 basis point change in the interest rates on the outstanding balance of our variable-rate term debt and revolving credit facility debt would be approximately $0.4 million annually.

**Item 8.** *Financial Statements and Supplementary Data*

The consolidated financial statements required under this item are submitted as a separate section of this report on the pages indicated at Item 15(a)(1).

**Item 9.** *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.** *Controls and Procedures*

*Evaluation of Disclosure Controls and Procedures*

Our management has evaluated, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms promulgated by the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were effective as of January 31, 2025.

*Management's Annual Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or the degree of compliance may deteriorate.

Management conducted its evaluation of the effectiveness of its internal control over financial reporting as of January 31, 2025. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of management's assessment of the effectiveness of its disclosure controls and procedures did not include the internal controls over financial reporting at MTEX, which was acquired effective May 6, 2024. Our consolidated total assets as of January 31, 2025 include $20.9 million from MTEX and our consolidated revenue for the year ended January 31, 2025 includes $4.2 million from MTEX. This exclusion is consistent with the SEC staff's guidance that an assessment of a recently acquired business may be omitted from the scope of management's assessment of the effectiveness of disclosure controls and procedures that are also part of internal control over financial reporting in the year of acquisition. Based on this assessment, our Principal Executive Officer and Principal Financial Officer believe that as of January 31, 2025, our internal control over financial reporting was effective.

*Remediation of Previously Identified Material Weakness*

As reported in Item 9A of our Annual Report on Form 10-K for the year ended January 31, 2024, our management concluded that our internal control over financial reporting was ineffective as of January 31, 2024 due to a material weakness as a result of not designing or maintaining an effective control environment to ensure the accurate and timely reporting of transactions related to our Astro Machine subsidiary, which was acquired August 4, 2022.

Management has taken actions to remediate the deficiencies in our internal controls over financial reporting and implemented additional processes and controls designed to address the underlying causes associated with the above-mentioned material weakness. Management's internal control remediation efforts included the following:

- During the third quarter of fiscal 2025, we completed the implementation of our NetSuite ERP system at our Astro Machine subsidiary. We have implemented additional controls to mitigate existing risks of proper segregation and change configurations related to this implementation.

- An outside firm continued to assist management with performing control design and operating effectiveness testing throughout the year.

- We regularly reported the results of control testing to the key stakeholders across our organization, including our Audit Committee, on testing progress and defined corrective actions, and we monitored and reported on the results of control remediation. We have strengthened our internal policies, processes, and reviews through these actions.

- We have continued working on documenting and structuring our processes to meet Sarbanes-Oxley (SOX) 404(a) requirements.

Based on the successful implementation and testing of these new and enhanced control processes, we have concluded that the material weakness described above has been remediated as of January 31, 2025.

The effectiveness of our internal control over financial reporting as of January 31, 2025 has been audited by Wolf & Company, P.C., an independent registered public accounting firm, as stated in their attestation report, which is included herein.

*Changes in Internal Controls over Financial Reporting*

Except as noted above, there have been no changes in our internal control over financial reporting during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.** *Other Information*

None of our directors or officers, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, adopted or terminated a Rule 10b5-1 trading plan or arrangement or a non-Rule 10b5-1 trading plan or arrangement, as defined in Item 408(c) of Regulation S-K, during the fiscal quarter covered by this report.

**Item 9C.** *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

**PART III**

**Item 10.** *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated herein by reference to our definitive proxy statement to be filed for our 2025 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year (our "Proxy Statement"). Certain other information relating to our executive officers appears in Part I of this Annual Report on Form 10-K under the heading "Information about our Executive Officers."

**Item 11.** *Executive Compensation*

The information required by this item is incorporated herein by reference to our Proxy Statement.

The information set forth under the heading "Compensation Committee Report" in our Proxy Statement is furnished and shall not be deemed filed for purposes of Section 18 of the Exchange Act, nor be incorporated by reference in any filing under the Securities Act of 1933, as amended.

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated herein by reference to our Proxy Statement.

**Item 13.** *Certain Relationships, Related Transactions and Director Independence*

The information required by this item is incorporated herein by reference to our Proxy Statement.

**Item 14.** *Principal Accountant Fees and Services*

The information required by this item is incorporated herein by reference to our Proxy Statement.

**Item 15. Exhibits and Financial Statement Schedule**

*(a)(1) Financial Statements:*

The following documents are included as part of this Annual Report filed on Form 10-K:

| | Page |
|---|---|
| Reports of Independent Registered Public Accounting Firm | F-1 |
| Consolidated Balance Sheets as of January 31, 2025 and 2024 | F-4 |
| Consolidated Statements of Income (Loss)—Years Ended January 31, 2025, 2024, and 2023 | F-5 |
| Consolidated Statements of Comprehensive Income (Loss)—Years Ended January 31, 2025, 2024, and 2023 | F-6 |
| Consolidated Statements of Changes in Shareholders' Equity—Years Ended January 31, 2025, 2024, and 2023 | F-7 |
| Consolidated Statements of Cash Flows—Years Ended January 31, 2025, 2024, and 2023 | F-8 |
| Notes to Consolidated Financial Statements | F-9 |

*(a)(2) Financial Statement Schedule:*

| | |
|---|---|
| Schedule II—Valuation and Qualifying Accounts and Reserves—Years Ended January 31, 2025, 2024, and 2023 | F-38 |

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

**Item 16. Form 10-K Summary**

Not Applicable.

*(a)(3) Exhibits:*

**Exhibit Number**

| | |
|---|---|
| (2.1) | Share Purchase Agreement, dated January 7, 2017, as amended, by and among ANI ApS, Trojan Holding ApS, as a Seller and as the Sellers' Representative, and Li Wei Chong filed as Exhibit 2.1 to our Annual Report on Form 10-K for the year ended January 31, 2017 and incorporated by reference herein* |
| (2.2) | Share Purchase Agreement, dated May 4, 2024, by and among AstroNova Portugal, Unipessoal, Lda., as Purchaser, AstroNova, Inc., as First Guarantor, Effort Premier Solutions Lda., as Seller, and Elói Serafim Alves Ferreira, as Guarantor filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, event date May 4, 2024, filed with the SEC on May 9, 2024 and incorporated by reference herein* |
| (3.1) | Restated Articles of Incorporation of the Company and all amendments thereto filed as Exhibit 3A to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2016 and incorporated by reference herein. |
| (3.2) | By-laws of the Company as amended to date filed as Exhibit 3B to our Annual Report on Form 10-K for the fiscal year ended January 31, 2008 (File No. 000-13200) and incorporated by reference herein. |
| (4.1) | Specimen form of common stock certificate of the Company filed as Exhibit 4 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2016 and incorporated by reference herein. |
| (4.2) | Description of securities registered pursuant to Section 12 of the Exchange Act filed as Exhibit 4.2 to our Annual Report on Form 10-K for the fiscal year ended January 31, 2020 (File No. 000-13200) and incorporated by reference herein. |
| (10.1) | Astro-Med, Inc. 2007 Equity Incentive Plan as filed as Appendix A to the Definitive Proxy Statement filed on April 25, 2007 on Schedule 14A (File No. 000-13200) for the 2007 annual shareholders meeting and incorporated by reference herein.** |

| Exhibit Number | |
|---|---|
| (10.2) | Change in Control Agreement dated as of November 24, 2014 by and between the Company and Gregory A. Woods filed as Exhibit 10.13 to our Annual Report on Form 10-K for the year ended January 31, 2015 and incorporated by reference herein.** |
| (10.3) | AstroNova Inc. 2015 Equity Incentive Plan filed as Exhibit A to the Definitive Proxy Statement filed on April 21, 2015 (File No. 000-13200) for the 2015 annual shareholders meeting and incorporated by reference herein.** |
| (10.4) | Form of Incentive Stock Option Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.5) | Form of Non-Statutory Stock Option Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.6) | Form of Non-Employee Director Non-Statutory Stock Option Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.7) | Form of Restricted Stock Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.8) | Form of Non-Employee Director Restricted Stock Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.9) | Form of Time-Based Restricted Stock Unit Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.10) | Form of Performance Restricted Stock Unit Agreement granted under the 2015 Equity Incentive Plan filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2016 and incorporated by reference herein.** |
| (10.11) | Asset Purchase and License Agreement, dated September 28, 2017, by and between AstroNova, Inc. and Honeywell International, Inc. filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event date September 28, 2017, filed with the SEC on October 4, 2017 and incorporated by reference herein. |
| (10.12) | Form of Performance-based Restricted Stock Unit Award Agreement filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |
| (10.13) | Form of Restricted Stock Unit Agreement (time-based vesting) filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |
| (10.14) | Form of Incentive Stock Option filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |

| Exhibit Number | |
|---|---|
| (10.15) | Form of Non-statutory Stock Option filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |
| (10.16) | Form of Non-statutory Stock Option (Non-employee Director) filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |
| (10.17) | Form of Restricted Stock Agreement filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |
| (10.18) | Form of Non-employee Director Restricted Stock Agreement filed as Exhibit 10.7 to the Company's Current Report on Form 8-K, event date June 4, 2018, filed with the SEC on June 4, 2018 and incorporated by reference herein.** |
| (10.19) | AstroNova, Inc. Amended and Restated Non-Employee Director Annual Compensation Program.** |
| (10.20) | AstroNova, Inc. 2018 Equity Incentive Plan Non-Employee Director Restricted Stock Agreement filed as Exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2019 and incorporated by reference herein.* |
| (10.21) | AstroNova, Inc. 2018 Equity Incentive Plan, as amended, filed as Appendix A to the Company's Definitive Proxy Statement filed with the SEC on May 25, 2019 on Schedule 14A and incorporated by reference herein.* |
| (10.22) | Amended and Restated Credit Agreement dated as of July 30, 2020 among AstroNova, Inc., ANI ApS, TrojanLabel ApS, and Bank of America, N.A. filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2020 and incorporated by reference herein. |
| (10.23) | Amended and Restated Security and Pledge Agreement dated as of July 30, 2020 among AstroNova, Inc. and Bank of America, N.A., filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, event date July 30, 2020, filed with the SEC on August 5, 2020 and incorporated by reference herein. |
| (10.24) | Open-End Mortgage Deed to Secure Present and Future Loans under Chapter 25 of Title 34 of the Rhode Island General Laws, Assignment of Leases and Rents, Security Agreement and Fixture Filing dated as of July 30, 2020 among AstroNova, Inc. and Bank of America, N.A., filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, event date July 30, 2020, filed with the SEC on August 5, 2020 and incorporated by reference herein. |
| (10.25) | First Amendment to Credit Agreement dated as of March 24, 2021 among AstroNova, Inc. ANI ApS, TrojanLabel ApS and Bank of America, N.A., filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the period ended January 31, 2021, and incorporated by reference herein. |
| (10.26) | First Amendment to Open-End Mortgage Deed to Secure Present and Future Loans under Chapter 25 of Title 34 of the Rhode Island General Laws, Assignment of Leases and Rents, Security Agreement and Fixture Filing dated as of March 24, 2021 among AstroNova, Inc. and Bank of America, N.A., filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K for the period ended January 31, 2021, and incorporated by reference herein. |

| | |
|---|---|
| (10.27) | Form of Indemnification Agreement for directors and officers, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2021, and incorporated by reference herein.** |
| (10.28) | LIBOR Transition Amendment dated as of December 14, 2021 among AstroNova, Inc. and Bank of America, N.A., filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K for the period ended January 31, 2022, and incorporated by reference herein. |
| (10.29) | AstroNova, Inc. 2022 Employee Stock Purchase Plan, filed as Annex A to the AstroNova, Inc. Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2022 and incorporated by reference herein.** |
| (10.30) | Transitional Management Agreement dated May 4, 2024, by and between AstroNova Portugal, Unipessoal, Lda., Effort Premier Solutions Lda., Elói Serafim Alves Ferreira, and MTEX New Solutions, S.A., filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event date May 4, 2024, filed with the SEC on May 9, 2024 and incorporated by reference herein* |
| (10.31) | Third Amendment to Amended and Restated Credit Agreement dated as of May 6, 2024 among AstroNova, Inc., Astro Machine Corporation and Bank of America, N.A., filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, event date May 4, 2024, filed with the SEC on May 9, 2024 and incorporated by reference herein* |
| (10.32) | Offer Letter dated May 31, 2024 between the Company and Thomas DeByle, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event date June 17, 2024, filed with the SEC on June 20, 2024 and incorporated by reference herein.** |
| (10.33) | Separation Agreement dated June 25, 2024 between the Company and David S. Smith, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event date June 25, 2024, filed with the SEC on June 27, 2024 and incorporated by reference herein.** |
| (10.34) | Amendment dated August 5, 2024 to Separation Agreement between the Company and David S. Smith, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event dated August 5, 2024, filed with the SEC on August 8, 2024 and incorporated by reference herein.** |
| (10.35) | Fourth Amendment to Amended and Restated Credit Agreement dated as of March 20, 2025 among AstroNova, Inc., Astro Machine Corporation and Bank of America, N.A., filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, event date March 20, 2025, filed with the SEC on March 21, 2025 and incorporated by reference herein. |
| (19) | Statement of Policy Regarding Transaction in Securities of AstroNova, Inc. |
| (21) | List of Subsidiaries of the Company. |
| (23.1) | Consent of Wolf & Company, P.C. |
| (31.1) | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| (31.2) | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| (32.1) | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| (32.2) | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| (97) | AstroNova, Inc. Compensation Recovery Policy filed as Exhibit 97 to the Company's Annual Report on Form 10-K for the period ended January 31, 2024, and incorporated by reference herein. |
| (101.INS) | XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document |
| (101.SCH) | Inline XBRL Taxonomy Extension Schema Document |
| (104) | Cover Page Interactive Data File (embedded within the Inline XBRL document). |

---

\*     Schedules to this Exhibit have been omitted in reliance on Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules to the SEC upon request.

\*\*    Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRONOVA, INC.
(Registrant)

Date: April 15, 2025

By: /s/ Gregory A. Woods

(Gregory A. Woods, Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Gregory A. Woods<br>**Gregory A. Woods** | President, Chief Executive Officer and Director (Principal Executive Officer) | April 15, 2025 |
| /s/ Thomas D. DeByle<br>**Thomas D. DeByle** | Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer) | April 15, 2025 |
| /s/ Alexis P. Michas<br>**Alexis P. Michas** | Director | April 14, 2025 |
| /s/ Mitchell I. Quain<br>**Mitchell I. Quain** | Director | April 15, 2025 |
| /s/ Yvonne E. Schlaeppi<br>**Yvonne E. Schlaeppi** | Director | April 15, 2025 |
| /s/ Richard S. Warzala<br>**Richard S. Warzala** | Director | April 15, 2025 |
| /s/ Darius G. Nevin<br>**Darius G. Nevin** | Director | April 15, 2025 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

<h1 style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</h1>

The Shareholders and Board of Directors of
AstroNova, Inc.

*Opinion on the Financial Statements*
We have audited the accompanying consolidated balance sheets of AstroNova, Inc. (the "Company") as of January 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 2025, and the related notes to the consolidated financial statements and the financial statement schedule listed in Item 15(a)(2) (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated April 15, 2025 expressed an opinion that the Company maintained effective internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

*Basis for Opinion*
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matters*
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Goodwill Impairment Assessment*
As described in Notes 1 and 4 to the financial statements, the Company's consolidated goodwill balance was $14.5 million as of January 31, 2025. Management tests goodwill for impairment annually or more frequently if an event or change in circumstances indicate the asset may be impaired. Management performed the annual goodwill impairment test as of January 31, 2025. Impairment testing for goodwill is done at the reporting unit level. The fair value of the reporting unit is determined utilizing a combination of both an income approach and a market approach. The income approach utilizes a discounted cash flow analysis based upon the forecasted future business results of the reporting unit. The market approach utilizes the guideline public company method. If the fair value of a reporting unit is less than its carrying amount, an impairment charge would be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This evaluation resulted in an impairment of the Product Identification reporting unit's goodwill, totaling $13.4 million. As disclosed by management, the most significant assumptions used in the goodwill impairment assessment relate to revenue growth rates, the discount rate and the gross margin rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for the Product Identification reporting unit is a critical audit matter are (i) the significant judgment by management when determining the fair value of the reporting unit; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, the discount rate and gross margin rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's goodwill impairment assessments, including controls over the determination of the fair value of the reporting unit. These procedures also included, among others (i) testing management's process for determining the fair value of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow analysis; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow analysis; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, gross margin rates and the discount rate. Evaluating management's significant assumptions related to revenue growth rates and the gross margin rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

*Valuation of Intangible Assets in the MTEX Acquisition*
As described in Note 2 to the financial statements, the Company completed an acquisition of MTEX for consideration of $18.7 million in the year ended January 31, 2025. The Company accounted for this acquisition as a business combination.

Auditing the accounting for the acquisition was complex due to the significant estimation uncertainty in determining the fair values of identified intangible assets of $7.54 million, including the customer relationship intangible asset and internally developed technology assets. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business and due to the limited historical data on which to base these assumptions. The significant assumptions used to form the basis of the forecasted results included customer attrition rates and forecasted revenues and expenditures. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others (i) obtaining an understanding of management's process for accounting for the transaction; (ii) evaluating the qualifications of the third-party expert engaged by management; (iii) testing management's and the third-party expert's, process for developing the valuation models, and (iv) evaluating the significant assumptions used in developing the valuation models. In evaluating management's assumptions used in the development of the valuation models we considered (i) whether these assumptions were consistent with evidence obtained in other areas of the audit and (ii) the sensitivity to change of the assumptions used.

/s/ Wolf & Company, P.C.
We have served as the Company's auditor since 2013.

Boston, Massachusetts
April 15, 2025

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors of
AstroNova, Inc.

*Opinion on the Internal Control Over Financial Reporting*
We have audited AstroNova, Inc.'s (the Company) internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained effective internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated April 15, 2025 expressed an unqualified opinion.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded MTEX from its assessment of internal control over financial reporting as of January 31, 2025, because it was acquired by the Company in a purchase business combination in the second quarter of fiscal 2025. We have also excluded MTEX from our audit of internal control over financial reporting. MTEX is a wholly owned subsidiary whose total assets and revenues represent approximately 14% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2025.

*Basis for Opinion*
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Wolf & Company, P.C.
We have served as the Company's auditor since 2013.

Boston, Massachusetts
April 15, 2025

**ASTRONOVA, INC.**

**CONSOLIDATED BALANCE SHEETS**

**As of January 31**

**(In Thousands, Except Share Data)**

| | 2025 | 2024 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and Cash Equivalents | $ 5,050 | $ 4,527 |
| Accounts Receivable, net of reserves of $3,104 in 2025 and $618 in 2024 | 21,218 | 23,056 |
| Inventories | 47,894 | 46,371 |
| Prepaid Expenses and Other Current Assets | 3,855 | 2,720 |
| Total Current Assets | 78,017 | 76,674 |
| Property, Plant and Equipment, net | 17,639 | 14,185 |
| Identifiable Intangibles, net | 23,519 | 18,836 |
| Goodwill | 14,515 | 14,633 |
| Deferred Tax Assets, net | 8,431 | 6,882 |
| Right of Use Asset | 1,781 | 603 |
| Other Assets | 1,693 | 1,438 |
| TOTAL ASSETS | $ 145,595 | $ 133,251 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts Payable | $ 7,928 | $ 8,068 |
| Accrued Compensation | 3,745 | 2,923 |
| Other Accrued Expenses | 4,461 | 2,706 |
| Revolving Credit Facility | 20,929 | 8,900 |
| Current Portion of Long-Term Debt | 6,110 | 2,842 |
| Short-Term Debt | 581 | — |
| Current Liability—Royalty Obligation | 1,358 | 1,700 |
| Current Liability—Excess Royalty Payment Due | 691 | 935 |
| Income Taxes Payable | — | 349 |
| Deferred Revenue | 543 | 1,338 |
| Total Current Liabilities | 46,346 | 29,761 |
| NON-CURRENT LIABILITIES | | |
| Long-Term Debt, net of current portion | 19,044 | 10,050 |
| Royalty Obligation, net of current portion | 1,106 | 2,093 |
| Lease Liabilities, net of current portion | 1,535 | 415 |
| Grant Deferred Revenue | 1,090 | — |
| Income Taxes Payable | 684 | 551 |
| Deferred Tax Liabilities | 40 | 99 |
| TOTAL LIABILITIES | 69,845 | 42,969 |
| Commitments and Contingencies (See Note 22) | | |
| SHAREHOLDERS' EQUITY | | |
| Preferred Stock, $10 Par Value, Authorized 100,000 shares, None Issued | — | — |
| Common Stock, $0.05 Par Value, Authorized 13,000,000 shares; Issued 10,936,220 shares in 2025 and 10,812,137 shares in 2024 | 547 | 541 |
| Additional Paid-in Capital | 64,215 | 62,684 |
| Retained Earnings | 49,380 | 63,869 |
| Treasury Stock, at Cost, 3,394,942 shares in 2025 and 3,368,763 shares in 2024 | (35,043) | (34,593) |
| Accumulated Other Comprehensive Loss, net of tax | (3,349) | (2,219) |
| TOTAL SHAREHOLDERS' EQUITY | 75,750 | 90,282 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 145,595 | $ 133,251 |

See Notes to the Consolidated Financial Statements.

# ASTRONOVA, INC.

## CONSOLIDATED STATEMENTS OF INCOME (LOSS)

### For the years ended January 31

### (In Thousands, Except Per Share Data)

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Revenue | $ 151,283 | $ 148,086 | $ 142,527 |
| Cost of Revenue | 98,534 | 96,465 | 94,371 |
| Gross Profit | 52,749 | 51,621 | 48,156 |
| Costs and Expenses: |  |  |  |
|   Selling and Marketing | 25,560 | 24,428 | 24,456 |
|   Research and Development | 6,610 | 6,906 | 6,822 |
|   General and Administrative | 15,816 | 11,491 | 11,435 |
|   Goodwill Impairment | 13,403 | — | — |
|     Operating Expenses | 61,389 | 42,825 | 42,713 |
| Operating Income (Loss) | (8,640) | 8,796 | 5,443 |
| Other Income (Expense): |  |  |  |
|   Interest Expense | (3,210) | (2,697) | (1,678) |
|   Gain (Loss) on Foreign Currency Transactions | 335 | (83) | (474) |
|   Other, net | (772) | 57 | 119 |
|     Total Other Income (Expense) | (3,647) | (2,723) | (2,033) |
| Income (Loss) before Income Taxes | (12,287) | 6,073 | 3,410 |
| Income Tax Provision | 2,202 | 1,379 | 749 |
| Net Income (Loss) | $ (14,489) | $ 4,694 | $ 2,661 |
| Net Income (Loss) Per Common Share—Basic | $ (1.93) | $ 0.63 | $ 0.36 |
| Net Income (Loss) Per Common Share—Diluted | $ (1.93) | $ 0.63 | $ 0.36 |
| Weighted Average Number of Common Shares Outstanding—Basic | 7,509 | 7,415 | 7,307 |
| Dilutive Effect of Common Stock Equivalents | — (1) | 81 | 67 |
| Weighted Average Number of Common Shares Outstanding—Diluted | 7,509 | 7,496 | 7,374 |

(1) For the year ended January 31, 2025, we had weighted average common stock equivalent shares outstanding of 45,908 that could potentially dilute earnings per share in future periods. These shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive given the net loss during the period.

See Notes to the Consolidated Financial Statements.

# ASTRONOVA, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

### For the years ended January 31

### (In Thousands)

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net Income (Loss) | $ (14,489) | $ 4,694 | $ 2,661 |
| Other Comprehensive Income (Loss), net of taxes and reclassification adjustments: | | | |
| Foreign Currency Translation Adjustments | (1,130) | 19 | (537) |
| Loss from Cash Flow Hedges Reclassified to Income Statement | — | — | 47 |
| Other Comprehensive Income (Loss) | (1,130) | 19 | (490) |
| Comprehensive Income (Loss) | $ (15,619) | $ 4,713 | $ 2,171 |

See Notes to the Consolidated Financial Statements.

# ASTRONOVA, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

### ($ In Thousands)

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance January 31, 2022 | 10,566,404 | $ 528 | $ 59,692 | $ 56,514 | $ (33,974) | $ (1,748) | $ 81,012 |
| Share-Based Compensation | — | — | 1,290 | — | — | — | 1,290 |
| Employee Option Exercises | 25,123 | 2 | 153 | — | — | — | 155 |
| Restricted Stock Awards Vested, net | 85,324 | 4 | (4) | — | (261) | — | (261) |
| Net Income | — | — | — | 2,661 | — | — | 2,661 |
| Other Comprehensive Loss | — | — | — | — | — | (490) | (490) |
| Balance January 31, 2023 | 10,676,851 | $ 534 | $ 61,131 | $ 59,175 | $ (34,235) | $ (2,238) | $ 84,367 |
| Share-Based Compensation | — | — | 1,347 | — | — | — | 1,347 |
| Employee Option Exercises | 18,998 | 1 | 212 | — | — | — | 213 |
| Restricted Stock Awards Vested, net | 116,288 | 6 | (6) | — | (358) | — | (358) |
| Net Income | — | — | — | 4,694 | — | — | 4,694 |
| Other Comprehensive Income | — | — | — | — | — | 19 | 19 |
| Balance January 31, 2024 | 10,812,137 | $ 541 | $ 62,684 | $ 63,869 | $ (34,593) | $ (2,219) | $ 90,282 |
| Share-Based Compensation | — | — | 1,378 | — | — | — | 1,378 |
| Employee Option Exercises | 27,096 | 1 | 158 | — | — | — | 159 |
| Restricted Stock Awards Vested, net | 96,987 | 5 | (5) | — | (450) | — | (450) |
| Net Loss | — | — | — | (14,489) | — | — | (14,489) |
| Other Comprehensive Loss | — | — | — | — | — | (1,130) | (1,130) |
| Balance January 31, 2025 | 10,936,220 | $ 547 | $ 64,215 | $ 49,380 | $ (35,043) | $ (3,349) | $ 75,750 |

See Notes to the Consolidated Financial Statements.

# ASTRONOVA, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### For the years ended January 31

### (In Thousands)

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net Income (Loss) | $ (14,489) | $ 4,694 | $ 2,661 |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) By Operating Activities: | | | |
| Depreciation and Amortization | 4,780 | 4,266 | 3,916 |
| Grant Income charged to Depreciation | 159 | — | — |
| Goodwill Impairment | 13,403 | — | — |
| Amortization of Debt Issuance Costs | 30 | 23 | 25 |
| Restructuring Cost | — | 2,040 | — |
| Share-Based Compensation | 1,378 | 1,347 | 1,290 |
| Deferred Income Tax Provision (Benefit) | 9 | (78) | (1,336) |
| Changes in Assets and Liabilities, net of impact of acquisition: | | | |
| Accounts Receivable | 2,859 | (1,486) | (1,234) |
| Other Receivable – Employee Retention Credit Receivable | — | — | 3,135 |
| Inventories | 1,616 | 2,910 | (11,581) |
| Accounts Payable and Accrued Expenses | (2,379) | (46) | (3,236) |
| Deferred Revenue | (1,520) | — | — |
| Income Taxes Payable | (904) | (343) | 1,710 |
| Other | (94) | (973) | 1,714 |
| Net Cash Provided (Used) by Operating Activities | 4,848 | 12,354 | (2,936) |
| Cash Flows from Investing Activities: | | | |
| Cash Paid for Acquisitions, net of cash acquired | (19,109) | — | (17,034) |
| Additions to Property, Plant and Equipment | (1,165) | (875) | (229) |
| Net Cash Used by Investing Activities | (20,274) | (875) | (17,263) |
| Cash Flows from Financing Activities: | | | |
| Net Cash Proceeds from Employee Stock Option Plans | 13 | 105 | 85 |
| Net Cash Proceeds from Share Purchases under Employee Stock Purchase Plan | 146 | 107 | 70 |
| Net Cash Used for Payment of Taxes Related to Vested Restricted Stock | (450) | (358) | (261) |
| Net (Repayments)/Borrowings under Revolving Credit Facility | 11,508 | (7,000) | 15,900 |
| Payment of Minimum Guarantee Royalty Obligation | (1,902) | (1,725) | (2,000) |
| Proceeds from Long-Term Debt Borrowings | 15,078 | — | 6,000 |
| Principal Payments on Long-Term Debt | (8,980) | (2,100) | (1,000) |
| Payments of Debt Issuance Costs | (35) | — | (39) |
| Net Cash Provided (Used) by Financing Activities | 15,378 | (10,971) | 18,755 |
| Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents | 571 | 73 | 114 |
| Net Increase in Cash and Cash Equivalents | 523 | 581 | (1,330) |
| Cash and Cash Equivalents, beginning of year | 4,527 | 3,946 | 5,276 |
| Cash and Cash Equivalents, end of year | $ 5,050 | $ 4,527 | $ 3,946 |
| Supplemental Information: | | | |
| Cash Paid During the Period for: | | | |
| Interest | $ 2,701 | $ 2,343 | $ 791 |
| Income Taxes, net of refunds | $ 2,210 | $ 1,694 | $ 311 |
| Non-Cash Transactions: | | | |
| Operating Lease Obtained in Exchange for Operating Lease Liabilities | $ 1,581 | $ — | $ — |
| Financed Equipment Purchase | $ — | $ 822 | $ — |
| Reclassification of Inventories to Property, Plant and Equipment | $ — | $ — | $ 348 |
| Recognize Intangible Asset and Royalty Payable Related to Honeywell Asset Purchase and License Agreement | $ — | $ — | $ 530 |

See Notes to the Consolidated Financial Statements.

**Note 1—Summary of Significant Accounting Policies**

*Basis of Presentation:* The accompanying financial statements and accompanying notes have been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and are presented in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Our fiscal year end is January 31. Unless otherwise stated, all years and dates refer to our fiscal year.

*Principles of Consolidation:* The consolidated financial statements include the accounts of AstroNova, Inc. and its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

*Reclassification:* Certain amounts in prior year's financial statements have been reclassified to conform to the current year's presentation.

*Use of Estimates:* The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect these financial statements and accompanying notes using information that is reasonably available to us at this time. Some of the more significant estimates relate to revenue recognition; allowances for doubtful accounts; inventory valuation; income taxes; valuation of long-lived assets, intangible assets and goodwill; share-based compensation; and warranty reserves. Management's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and management's assessments of the probable future outcome of these matters. Consequently, actual results could differ from those estimates.

*Cash and Cash Equivalents:* Highly liquid investments with an original maturity of 90 days or less are considered to be cash equivalents. At January 31, 2025 and 2024, $2.7 million and $2.3 million, respectively, was held in foreign bank accounts.

*Inventories:* Inventories are stated at the lower of standard and average cost or net realizable value and include material, labor and manufacturing overhead. Cost is determined using an average cost method that approximates the first-in, first-out (FIFO) method.

*Property, Plant and Equipment:* Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets (land improvements—10 to 20 years; buildings and leasehold improvements—10 to 45 years; machinery and equipment—3 to 10 years; and computer equipment and software—3 to 10 years).

*Revenue Recognition:* We recognize revenue in accordance with Accounting Standards Codification ("ASC") 606 "Revenue from Contracts with Customers ("ASC 606")." The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process to recognize revenue and requires judgment and estimates within the revenue recognition process, including identifying contracts with customers, identifying performance obligations in the contract, determining and estimating the amount of any variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation and recognizing revenue when the entity satisfies each performance obligation.

The vast majority of our revenue is generated from the sale of distinct products. Revenue is measured as the amount of consideration we expect to receive in exchange for such products, which is generally at the contractually stated prices, and is recognized when we satisfy a performance obligation by transferring control of a product to a customer. The transfer of control generally occurs at one point in time, upon shipment, when title and risk of loss pass to the customer. Returns and customer credits are infrequent and are recorded as a reduction to revenue. Sales taxes and value added taxes collected concurrently with revenue generating activities are excluded from revenue.

Many of the contracts entered into with customers are commonly comprised of a combination of equipment, supplies, installation and/or training services. We determine performance obligations by assessing whether the products or services are distinct from other elements of the contract. In order to be distinct, the product must perform either on its own or with readily available resources and must be separate within the context of the contract.

Most of our hardware products contain embedded operating systems and data management software which is included in the purchase price of the equipment. The software is deemed incidental to the systems as a whole, as it is not sold or marketed separately, and its production costs are minor compared to those of the hardware system. Hardware and software elements are typically delivered at the same time and are accounted for as a single performance obligation for which revenue is recognized at the point in time when ownership is transferred to the customer.

Installation and training services vary based on certain factors such as the complexity of the equipment, staffing availability in a geographic location and customer preferences, and can range from a few days to a few months. The delivery of installation and training services are not assessed to determine whether they are separate performance obligations, as the amounts are not material to the contract.

Shipping and handling activities that occur after control over a product has transferred to a customer are accounted for as fulfillment activities rather than performance obligations, as allowed under a practical expedient provided by ASC 606. The shipping and handling fees charged to customers are recognized as revenue and the related costs are included in cost of revenue at the point in time when ownership of the product is transferred to the customer.

We may perform services at the request of the customer, generally for the repair and maintenance of products previously sold. These services are short in duration and total approximately 5.0% of revenue for each of the years ended January 31, 2025 and 2024. Revenue is recognized as services are rendered and accepted by the customer. We also provide service agreements on certain of our Product Identification equipment. Service agreements are purchased separately from the equipment and provide for the right to obtain service and maintenance on the equipment for a period of typically one to two years. Accordingly, revenue on these agreements is recognized over the term of the agreements. The portion of service agreement contracts that are uncompleted at the end of any reporting period is included in deferred revenue.

We generally provide warranties for our products. The standard warranty period is typically 12 months for most hardware products except for airborne printers, which typically have warranties that extend for 3-5 years, consistent with industry practice. Such assurance-type warranties are not deemed to be separate performance obligations from the hardware product and costs associated with providing the warranties are accrued in accordance with ASC 450, "Contingencies," as we have the ability to ascertain the likelihood of the liability and can reasonably estimate the amount of the liability. Our estimate of costs to service the warranty obligations is based on historical experience and expectations of future conditions. To the extent that our experience in warranty claims or costs associated with servicing those claims differ from the original estimates, revisions to the estimated warranty liability are recorded at that time, with an offsetting adjustment to cost of revenue. On occasion, customers request a warranty period longer than our standard warranty. In those instances, in which extended warranty services are separately quoted to the customer, an additional performance obligation is created, and the associated revenue is deferred and recognized as service revenue ratably over the term of the extended warranty period. The portion of service contracts and extended warranty services agreements that are uncompleted at the end of any reporting period are included in deferred revenue.

We recognize and subsequently amortize an asset for the incremental direct costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year (refer to Note 3, "Revenue Recognition" for a discussion of Contract Costs). We apply the practical expedient to expense costs incurred for costs to obtain a contract when the amortization period would have been less than a year. These costs include sales commissions paid to the internal direct sales team as well as to third-party representatives and distributors. Contractual agreements with each of these parties outline commission structures and rates to be paid. In general, such contracts are all individual procurement decisions by the customers and do not include renewal provisions and, as such, the majority of the contracts have an economic life of significantly less than a year.

*Accounts Receivables and Allowance for Doubtful Accounts:* Standard payment terms are typically 30 days after shipment but vary by type and geographic location of our customer. Credit is extended based upon an evaluation of the customer's financial condition. Our allowance for doubtful accounts represents our estimate of expected credit losses related to our trade receivables. We pool our trade receivables based on similar risk characteristics, such as the age of receivables. To estimate our allowance for doubtful accounts, we leverage information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when we deem the amount is uncollectible. Accounts receivable are stated at their estimated net realizable value.

*Business Combinations:* We account for business acquisitions under the acquisition method of accounting in accordance with ASC 805, ''Business Combinations,'' ASC 805 requires the purchase price of the acquisition to be allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair value as of the acquisition date as determined by widely accepted valuation techniques in accordance with ASC 820, "Fair Value Measurement." Any excess of the purchase price over the fair value of the net identified assets acquired and liabilities assumed will be recorded as goodwill. ASC 805 establishes a measurement period to provide companies with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date. Accounting for business combinations requires us to make significant estimates and assumptions at the acquisition date relevant to the determination of the fair value of the tangible and intangible assets acquired and liabilities assumed. These estimates include, but are not limited to, expected future cash flows, discount rates, royalty rates, and other assumptions. Such estimates are inherently uncertain and may be subject to refinement.  If the initial accounting for the business combination has not been completed by the end of the reporting period in which the business combination occurs, provisional amounts are reported to present information about facts and circumstances that existed as of the acquisition date. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of the tangible and intangible assets acquired and liabilities assumed with the corresponding offset to goodwill, to the extent such information was not available to us at the acquisition date to determine such amounts. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of income.

Acquisition-related costs not considered part of the considerations are expensed as incurred and recorded in acquisition costs within the consolidated statement of income (loss). Changes in the fair value of contingent consideration arrangements that are not measurement period adjustments are recognized in earnings in the period of the change. The results of operations of the acquired entity, including revenues and earnings, are included in our financial statements from the closing date of the acquisition.

*Research and Development Costs:* We charge costs to expense in the period incurred, and these expenses are presented in the consolidated statement of income (loss).  The following costs are included in research and development expense: salaries and benefits, external engineering service costs, engineering related information costs and supplies.

*Foreign Currency Translation:* The financial statements of foreign subsidiaries and branches are measured using the local currency as the functional currency. Foreign currency-denominated assets and liabilities are translated into U.S. dollars at year-end exchange rates with the translation adjustment recorded as a component of accumulated comprehensive income (loss) in shareholders' equity. Revenues and expenses are translated at the average monthly exchange rates in effect during the related period. We do not provide for U.S. income taxes on foreign currency translation adjustments associated with our subsidiaries in Germany, Denmark and China since their undistributed earnings are considered to be permanently invested. Included in our consolidated statements of income (loss) was a net transaction foreign exchange losses of $0.5 million, $0.1 million, and $0.5 million in fiscal 2025, 2024, and 2023, respectively.

*Advertising:* We expense advertising costs as incurred. Advertising costs including advertising production, trade shows and other activities are designed to enhance demand for our products and amounted to $2.0 million, $1.8 million, and $1.6 million, in fiscal years 2025, 2024, and 2023, respectively.

*Long-Lived Assets:* Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the projected undiscounted cash flows are less than the carrying value, then an impairment charge would be recorded for the excess of the carrying value over the fair value, as determined by the discounting of future cash flows. There were no impairment charges for our long-lived assets in fiscal years 2025, 2024, or 2023.

*Intangible Assets:* Intangible assets include the value of customer and distributor relationships, trademarks and existing technology acquired in connection with business and asset acquisitions and are stated at cost (fair value at acquisition) less accumulated amortization. These intangible assets have a definite life and are amortized over the assets' useful lives using a systematic and rational basis which is representative of the assets' use. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. If necessary, an impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. There were no impairment charges for our intangible assets in fiscal years 2025, 2024, or 2023.

*Goodwill:* Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Management evaluates the recoverability of goodwill annually or more frequently if events or changes in circumstances, such as declines in revenue, earnings or cash flows, or material adverse changes in the business climate indicate that the carrying value of an asset might be impaired. Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment, or a business unit one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. However, components within an operating segment are aggregated as a single reporting unit if they have similar economic characteristics. We determined that each of our operating segments Product Identification ("PI") and Test & Measurement ("T&M") represents a reporting unit for purposes of goodwill impairment testing.

The accounting guidance related to goodwill impairment testing allows for the performance of an optional qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Factors that management considers in this qualitative assessment include macroeconomic conditions, industry and market considerations, overall financial performance (both current and projected), changes in management and strategy and changes in the composition or carrying amount of net assets. If this qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative assessment is required for the reporting unit. Additionally, we can elect to forgo the qualitative assessment and perform the quantitative test.

The quantitative assessment compares the fair value of the reporting unit with its carrying value. If the quantitative assessment is performed, we estimate the fair value of our reporting units using a combination of both the income approach and a market approach. The income approach is based on a discounted cash flow model and provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. The market approach compares the reporting unit to publicly traded companies and transactions involving similar business, and requires the use of many assumptions and estimates including future revenue, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit's net assets including goodwill exceeds the fair value of the reporting unit, then we record an impairment charge based on that difference.

For our fiscal 2025 analysis of goodwill we elected to forgo the qualitative assessment and perform a quantitative assessment. Based on the quantitative assessment performed, a goodwill impairment charge of $13.4 million was recognized related to our PI reporting unit (refer to Note 4, "Intangible Assets and Goodwill" for a further discussion of this impairment). There was no impairment to our T&M segment's goodwill in fiscal year 2025, nor any impairment charges for goodwill in either of our T&M or PI segments for either fiscal year 2024 or 2023.

*Leases:* We account for our leases in accordance with ASC 842, "Leases" ("ASC 842"). ASC 842 requires a lessee to recognize assets and liabilities on the balance sheet for all leases, with the result being the recognition of a right of use ("ROU") asset and a lease liability. The lease liability is equal to the present value of the minimum lease payments for the term of the lease, including any optional renewal periods determined to be reasonably certain to be exercised, using a discount rate determined at lease commencement. This discount rate is the rate implicit in the lease, if known; otherwise, the incremental borrowing rate for the expected lease term is used. Our incremental borrowing rate approximates the rate we would have to pay to borrow on a collateralized basis over a similar term at lease inception. The value of the ROU asset is equal to the initial measurement of the lease liability plus any lease payments made to the lessor at or before the commencement date and any unamortized initial direct costs incurred by the lessee, less any unamortized lease incentives received. Several of our lease contracts include options to extend the lease term and we include the renewal options for these leases in the determination of the ROU asset and lease liability when the likelihood of renewal is determined to be reasonably certain.

We enter into lease contracts for certain of our facilities at various locations worldwide. At inception of a contract, we determine whether the contract is or contains a lease. If we have a right to obtain substantially all of the economic benefits from the use of the identified asset and the right to direct the use of the asset, then the contract contains a lease.

There are two types of leases, operating leases and finance leases. Lease classification is determined at lease commencement. We have made an accounting policy election to apply the short-term exception, which does not require the capitalization of leases with terms of 12 months or less. All of our leases are classified as operating leases. Operating lease expense is recognized on a straight-line basis over the lease term and included in general and administrative expense on the consolidated statement of income. ROU assets are classified as such on the consolidated balance sheets, short-term lease liabilities are classified in accrued expenses, and long-term lease liabilities are classified as such in the consolidated balance sheets. In the statements of cash flow, payments for operating leases are included as operating activities.

In addition, several of our facility lease agreements include non-lease components for items such as common area maintenance and utilities which are accounted for separately from the lease component.

*Income Taxes:* We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and tax basis of the assets and liabilities and are measured using statutory tax rates that will be in effect when the differences are expected to reverse. Our deferred taxes are presented as non-current in the accompanying consolidated balance sheets. An allowance against deferred tax assets is recognized when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. At both January 31, 2025 and January 31, 2024, a valuation allowance was provided for deferred tax assets attributable to certain domestic R&D, foreign tax credit carryforwards and China net operating losses, all of which are expected to expire unused.

We account for uncertain tax positions in accordance with the guidance provided in ASC 740, "Accounting for Income Taxes." This guidance describes a recognition threshold and measurement attribute for the financial statement disclosure of tax positions taken or expected to be taken in a tax return and requires recognition of tax benefits that satisfy a more-likely-than-not threshold. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

*Net Income Per Common Share:* Basic net income per share is based on the weighted average number of shares outstanding during the period. Diluted net income per share is based on the basic weighted average number of shares and potential common equivalent shares for stock options, restricted stock awards and restricted stock units outstanding during the period using the treasury stock method. In fiscal years 2025, 2024, and 2023, there were 173,380; 295,370; and 685,667, respectively, of common equivalent shares that were not included in the computation of diluted net income per common share because their inclusion would be anti-dilutive.

*Fair Value Measurement:* We measure our assets and liabilities at fair value on a recurring and non-recurring basis in accordance with the guidance provided in ASC 820, "Fair Value Measurement and Disclosures," which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, ASC 820 establishes a three-tiered hierarchy for inputs used in management's determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect management's belief about the assumptions market participants would use in pricing a financial instrument based on the best information available in the circumstances.

The fair value hierarchy is summarized as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities;

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, accounts payable, accrued compensation, other accrued expenses and income tax payable are reflected in the consolidated balance sheet at carrying value, which approximates fair value due to the short-term nature of these instruments.

*Self-Insurance:* We are self-insured for U.S. medical and dental benefits for qualifying employees and maintain stop-loss coverage from a third party which limits our exposure to large claims. We record a liability associated with these benefits that includes an estimate of both claims filed and losses incurred but not yet reported based on historical claims experience. In estimating this accrual, we utilize an independent third-party broker to estimate a range of expected losses, which are based on analyses of historical data. Assumptions are closely monitored and adjusted when warranted by changing circumstances. Our liability for self-insured claims is included within accrued compensation in our consolidated balance sheets and was $0.3 million at both January 31, 2025 and 2024.

*Share-Based Compensation:* Compensation expense for time-based restricted stock units is measured at the grant date and recognized ratably over the vesting period. We determine the fair value of time-based and performance-based restricted stock units based on the closing market price of our common stock on the grant date. The recognition of compensation expense associated with performance-based restricted stock units requires judgment in assessing the probability of meeting the performance goals, as well as defined criteria for assessing achievement of the performance-related goals. For purposes of measuring compensation expense, the number of shares ultimately expected to vest is estimated at each reporting date based on management's expectations regarding the relevant performance criteria. The performance shares begin vesting only upon the achievement of the performance criteria. The achievement of the performance goals can impact the valuation and associated expense of the restricted stock units. The assumptions used in accounting for the share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Share-based compensation becomes deductible for determining income taxes when the related award vests, is exercised, or is forfeited depending on the type of share-based award and subject to relevant tax law.

*Derivative Financial Instruments:* We occasionally use derivative instruments as part of our overall strategy to manage exposure to market risks primarily associated with fluctuations in foreign currency exchange rates and interest rates. Derivative instruments are recognized as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the statement of income during the current period. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the hedged transaction affects earnings (e.g., in "Interest Expense" when the hedged transactions are interest cash flows associated with floating-rate debt, or "Other, Net" for portions reclassified relating to the remeasurement of the debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, are recognized in the statement of income during the current period.

Net Investment Hedges

We formally assess a net investment hedge, both at inception and on a quarterly basis thereafter, as to whether the designated derivative or nonderivative instrument is highly effective as an economic hedge of foreign exchange risk associated with the hedged net investment. The change in the fair value of a derivative instrument or the change in the carrying value of a nonderivative instrument that is designated and highly effective as a net investment hedge is recorded in the cumulative translation adjustment component of Accumulated Other Comprehensive Income ("AOCI"), offsetting the translation adjustment of the net investment being hedged.

If a net investment hedging relationship ceases to be highly effective, we discontinue hedge accounting, and any future change in the fair value of the derivative hedging instrument or future change in the carrying value of the nonderivative hedging instrument is recorded in the "other expenses" in the consolidated statement of income (loss), which is where the gain or loss on the sale or substantial liquidation of the underlying net investment would be recorded. However, any deferred gains or losses previously recorded in the cumulative translation adjustment component of AOCI will remain in AOCI until the hedged net investment is sold or substantially liquidated, at which time the cumulative deferred gains or losses are recorded in the "other expenses" line in the consolidated statement of income (loss).

*Recent Accounting Pronouncements*

*Financial Standards Adopted During Fiscal 2025*

Effective January 31, 2025, we adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. ASU 2023-07 also requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss to assess segment performance and make decisions about allocating resources. The amendments in this update do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 was applied retrospectively to all prior periods presented in the financial statements. The adoption of ASU 2023-07 has only impacted our segment disclosures with no impact to our consolidated financial statements. See Note 17 "Segment Reporting and Geographical Information," for segment disclosures.

*Financial Accounting Standards Not Yet Adopted*

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 enhances expense disclosures on both an annual and interim basis by requiring public entities to disclose additional information about specific expense categories in the notes to the consolidated financial statements. This ASU requires disclosure in tabular format of purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion, as applicable, for each income statement line item that contains those expenses. Specific expenses, gains and losses that are already disclosed under existing US GAAP are also required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts will need to be described quantitatively. Additionally, ASU 2024-03 requires disclosure of the total amount of selling expenses and the entity's definition of selling expenses. ASU 2024-03 is effective for the first annual disclosure period beginning after December 15, 2026 and for the interim periods subsequent to that, with early adoption permitted. The amendment should be applied prospectively; however, retrospective application is permitted. We are currently evaluating the new disclosure requirements of ASU 2024-04 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09") to enhance the transparency and decision usefulness of income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 modifies the requirement for income tax disclosures to include (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. We will adopt this standard beginning with our fiscal year ending January 31, 2026. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

There were no other new accounting pronouncements, issued or effective during fiscal 2025, that have had or are expected to have a material impact on our consolidated financial statements.

## Note 2—Acquisitions

<u>Fiscal 2025</u>

*MTEX*

*Background*

On May 4, 2024, AstroNova, along with its wholly-owned Portuguese subsidiary, AstroNova Portugal, Unipessoal, Lda (the "Purchaser") entered into a Share Purchase Agreement (the "Purchase Agreement") with Effort Premier Solutions Lda., a private limited company incorporated under the laws of Portugal (the "Seller") and Elói Serafim Alves Ferreira, as a guarantor (the "Guarantor").

In accordance with the terms and subject to the conditions set forth in the Purchase Agreement, the Purchaser acquired from the Seller, 100% of the issued and outstanding share capital of MTEX New Solution, S.A., a joint stock company with limited liability incorporated under the laws of Portugal ("MTEX"). The closing date for the acquisition was May 6, 2024. This transaction is a business combination and accounted for using the acquisition method as prescribed by ASC 805.

The purchase price for this acquisition consisted of EUR 17,268,345 (approximately $18.7 million) paid by the Purchaser to the Seller on the closing date, and up to an additional EUR 731,655 (approximately $0.8 million) retained by the Purchaser to secure certain indemnification obligations of the Seller to be released by the Purchaser subject to resolution of such obligations. The Seller may be entitled to additional contingent consideration if specified revenue targets are achieved by MTEX as set forth in the Purchase Agreement for the three calendar year periods ending after the closing date. The contingent consideration consists of potential earn-out payments to the seller of EUR 1.0 million (approximately $1.1 million) if the specified revenue target is achieved in the full fiscal year of 2025, an additional EUR 1.5 million (approximately $1.6 million) if the specified revenue target is achieved in full fiscal year 2026, and an additional EUR 1.5 million (approximately $1.6 million) if the specified earnings targets are achieved in full fiscal year 2027, with a maximum of EUR 4.0 million (approximately $4.4 million) if all of the specified earnings targets are achieved over the three-year period.

Also on May 4, 2024, the Purchaser, the Seller, the Guarantor and MTEX entered into a Transitional Management Agreement (the "Transitional Management Agreement") pursuant to which the Guarantor will serve as MTEX's Chief Executive Officer for a term of three years following the closing date. Under the terms of the Transitional Management Agreement, the Guarantor will receive a salary and grant of restricted stock units and will be entitled to participate in our incentive compensation programs on the same terms as our executive officers. The Transitional Management Agreement includes customary non-competition and confidentiality provisions. Following fiscal 2025, the Guarantor ceased to be employed by MTEX.

Upon the closing of the transaction, MTEX became a wholly owned indirect subsidiary of AstroNova, Inc.

*Purchase Price Allocation*

A summary of the estimate of the fair value of the consideration transferred as of the acquisition closing date is presented in the table below:

| (In thousands) | Preliminary Estimate | Measurement Period Adjustment | Revised Estimate |
|---|---|---|---|
| Cash Paid at Closing | $ 18,732 | $ (1) | $ 18,731 |
| Holdback Amount | 742 | — | 742 |
| Fair Value of the Earnout | 1,619 | (1,619) | — |
| Total Purchase Price | $ 21,093 | $ (1,620) | $ 19,473 |

The approach to valuing the initial contingent consideration relating to the earn-out requires the use of unobservable factors such as projected revenues over the term of the earn-out periods, discounted for the period over which the initial contingent consideration is measured, and relevant volatility rates. Based upon these assumptions, the earn-out contingent consideration was valued using an option pricing model, which resulted in the estimated fair value being reduced to zero as of the acquisition closing date.

The following table sets forth the preliminary purchase price allocation of the MTEX acquisition for the estimated fair value of the net assets acquired and liabilities assumed as of May 6, 2024:

| (In thousands) | Preliminary Estimate | Measurement Period Adjustment | Revised Estimate |
|---|---|---|---|
| Cash | $ 364 | $ — | $ 364 |
| Accounts Receivable | 3,989 | (2,748) | 1,241 |
| Inventory | 3,807 | (200) | 3,607 |
| Prepaid Expenses and Other Current Assets | 301 | — | 301 |
| Property, Plant and Equipment | 4,802 | — | 4,802 |
| Other Long-Term Assets | 5,154 | 1,054 | 6,208 |
| Identifiable Intangible Assets | 9,556 | (2,017) | 7,539 |
| Goodwill | 10,629 | 3,621 | 14,250 |
| Accounts Payable and Other Current Liabilities | (4,225) | (1,870) | (6,095) |
| Debt Assumed | (7,918) | — | (7,918) |
| Other Long-Term Liabilities | (5,366) | 540 | (4,826) |
| Total Purchase Price | $ 21,093 | $ (1,620) | $ 19,473 |

Although we have made a number of adjustments to the opening balance sheet through January 31, 2025, as we continue to finalize our due diligence and accounting for this acquisition, the amounts above remain provisional and are based on information that is currently available. Management believes the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed but is waiting to complete their financial due diligence necessary to finalize those fair values. Therefore, the provisional measurements of fair values reflected continue to be subject to changes that could be significant. Management anticipates there will be changes to the purchase price allocation as further information is collected and analyzed and pending the final completion of certain appraisals and valuation report. We expect to complete the final fair value determination of the assets acquired and liabilities assumed, resolutions of working capital, and any other purchase price adjustments identified as soon as practicable within the measurement period and, in any event, not later than one year from the acquisition closing date.

The following table reflects the preliminary fair value of the acquired identifiable intangible assets and related estimated useful lives:

| (In thousands) | Preliminary Fair Value | Measurement Period Adjustment | Revised Estimate | Useful Life (years) |
|---|---|---|---|---|
| Customer Relations | $ 8,786 | $ (6,183) | $ 2,603 | 10 |
| Internally Developed Technology | 488 | 4,231 | 4,719 | 6 |
| Trademarks/Tradenames | 282 | (65) | 217 | 3 |
| Total | $ 9,556 | $ (2,017) | $ 7,539 | |

The customer relations intangible asset represents relationships that will be maintained with certain historical customers of MTEX. The trademark/tradename intangible assets reflect the industry reputation of the MTEX name, and the registered trademarks held by MTEX for the use of several marks and logos. The internally developed technology intangible asset represents software used to collect a wide range of data on each piece of equipment and the ability to monitor customer ink usage and troubleshoot issues with customers.

The fair value of the customer relations intangible asset acquired was estimated by applying the income approach using the Multi-Period Excess Earning Method. This fair value measurement is based on significant inputs that are not observable in the market and therefore represents a Level 3 measurement as defined in ASC 820, "Fair Value Measurement". The fair value determined under this approach is a function of (i) future revenues expected to be generated by these assets and the profitability of the assets, (ii) identification of the contribution of other tangible and intangible assets to the cash flows generated by these asset to apply an appropriate capital charge against the cash flow, and (iii) a discount rate of 15.5% used to calculate the present value of the stream of anticipated cash flows. The fair value of the trademark intangible asset acquired was estimated by applying the income approach using the "relief-from-royalty" method. The value under the relief-from-royalty method is a function of (i) the concluded royalty rate of 0.75%, (ii) projected revenues generated by product sales under the asset being valued, and (iii) a discount rate of 15.5%. The fair value of the internally developed technology intangible asset acquired was estimated by applying the cost approach, which takes into consideration the internal development costs of the technology and a hypothetical developer's profit margin to build the software, the opportunity costs the buyer avoids by not having to reproduce this asset and any duplicative or unproductive efforts, as well as functional obsolescence of the technology.

Purchased goodwill of $14.3 million, which is not deductible for tax purposes, represented the excess of the purchase price over the estimated fair value assigned to the tangible and identifiable intangible assets acquired and liabilities assumed from MTEX. The goodwill recognized under ASC 805 was attributable to the expected earnings potential of the business, synergies which are expected to enhance and expand our overall product portfolio, opportunities in new and existing markets, and MTEX's assembled workforce. The carrying amount of the goodwill was allocated to the PI segment. During the fourth quarter of the current year, based on the results our quantitative test of goodwill in the PI segment, a goodwill impairment of $13.4 million was recognized. Refer to Note 4, "Intangible Assets and Goodwill" for further details.

We incurred $1.2 million of acquisition-related costs for this transaction which are included in general and administrative expenses in our consolidated statements of income (loss) for year ended January 31, 2025.

The operating results and earnings before taxes attributable to MTEX included in our consolidated statements of income (loss) for the year ended January 31, 2025 were as follows:

| (In thousands) | 2025 |
|---|---|
| Revenue | $ 4,163 |
| Gross Profit | 511 |
| Operating Expenses: | |
| Selling Expenses | 2,485 |
| Research and Development Expenses | 309 |
| General and Administrative Expenses | 1,194 |
| Goodwill Impairment | 13,403 |
| Total Operating Expenses | $ 17,391 |
| Operating Income (Loss) | (16,880) |
| Other Income (Expenses) | (862) |
| Earnings (Loss) before Taxes | $ (17,742) |

MTEX results are reported as part of the PI segment. Pro forma results as if the acquisition was closed on February 1, 2024 are not provided, as such amounts were impractical to determine.

Fiscal 2023

*Astro Machine*

On August 4, 2022, we acquired Astro Machine LLC ("Astro Machine"), an Illinois-based manufacturer of printing equipment, including label printers, tabbers, conveyors, and envelope feeders, for aggregate consideration of $17.1 million. The purchase included 100% of the issued and outstanding equity interests of Astro Machine for a purchase price of $15.6 million and certain real estate assets comprised of a 34,460 square foot industrial manufacturing and office building on 1.26 acres of land, which is Astro Machine's principal place of business for a purchase price of $1.5 million. Upon the closing of the transaction, Astro Machine became a wholly owned subsidiary of AstroNova, Inc.

This transaction is a business combination and was accounted for using the acquisition method of accounting prescribed by ASC 805, "Business Combinations."

The following table sets forth the final purchase price allocation of the Astro Machine acquisition for the estimated fair value of the net asset acquired and liabilities assumed as of the date of acquisition:

| (In thousands) | |
|---|---|
| Cash | $ 91 |
| Accounts Receivable | 3,393 |
| Inventory | 5,715 |
| Property, Plant and Equipment | 4,200 |
| Identifiable Intangible Assets | 3,480 |
| Goodwill | 2,730 |
| Accounts Payable and Other Current Liabilities | (2,484) |
| Total Purchase Price | $ 17,125 |

The fair value of the intangible assets acquired was estimated by applying the income approach. This fair value measurement is based on significant inputs that are not observable in the market and therefore represent a Level 3 measurement as defined in ASC 820, "Fair Value Measurement." Key assumptions in estimating the fair value of the intangibles include (1) remaining useful life of the tradename/trademarks and customer relations (2) the royalty rate of 0.75%, (3) customer attrition rate of 18.0%, (4) discount rate of 19.0% and (5) a range of revenue and net income projections for the fiscal years 2023 through 2026.

The following table sets forth the fair value of the acquired identifiable intangible assets and related estimated useful lives:

| (In thousands) | Fair Value | Useful Life (years) |
|---|---|---|
| Customer Relations | $ 3,060 | 5 |
| Trademarks/Tradenames | 420 | 5 |
| Total | $ 3,480 | |

The Customer Relations intangible asset represents the relationships that will be maintained with certain historical customers of Astro Machine. The trademark/tradename intangible assets reflect the industry reputation of the Astro Machine name recognition and the registered trademarks for the use of several marks and logos held by Astro Machine.

Goodwill of $2.7 million, which is not deductible for tax purposes, represents the excess of the purchase price over the estimated fair value assigned to the tangible and identifiable intangible assets acquired and liabilities assumed from Astro Machine and is attributable to synergies which are expected to enhance and expand our overall product portfolio, opportunities in new and existing markets, future technologies that have yet to be determined and Astro Machine's assembled work force. The carrying amount of the goodwill was allocated to the PI segment.

Total acquisition-related costs for Astro Machine of $0.7 million are included in general and administrative expenses in our consolidated statement of income for the year ended January 31, 2023.

The amounts of revenue and earnings before taxes attributable to Astro Machine and included in our consolidated statement of income were as follows:

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Revenue | $ 18,497 | $ 18,147 | $ 12,515 |
| Earnings before Taxes | $ 1,476 | $ 2,616 | $ 1,571 |

Astro Machine results are reported as part of the PI segment. Proforma results are not provided, as disclosure of such amounts was impractical to determine as the acquired business had insufficient financial records and no audit history prior to the transaction.

## Note 3—Revenue Recognition

We derive revenue from the sale of (i) hardware, including digital color label printers and specialty OEM printing systems, portable data acquisition systems and airborne printers used in the flight deck and interior of commercial, business and military aircraft, (ii) related consumable supplies including paper, labels, tags, inks, toners and ribbons, (iii) repairs and maintenance of equipment and (iv) service agreements.

**Revenues disaggregated by primary geographic markets and major product types are as follows:**

*Primary geographical markets:*

| (In thousands) | 2025 | 2024 | 2023* |
|---|---|---|---|
| United States | $ 89,466 | $ 84,757 | $ 83,559 |
| Europe | 39,121 | 41,761 | 38,859 |
| Canada | 8,210 | 8,742 | 8,690 |
| Asia | 8,018 | 7,216 | 5,547 |
| Central and South America | 4,967 | 4,221 | 4,589 |
| Other | 1,501 | 1,389 | 1,283 |
| Total Revenue | $ 151,283 | $ 148,086 | $ 142,527 |

*Certain amounts have been reclassified to conform to the current year's presentation.

*Major product types:*

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Hardware | $ 44,632 | $ 49,440 | $ 42,445 |
| Supplies | 81,423 | 79,252 | 82,072 |
| Service and Other | 25,228 | 19,394 | 18,010 |
| Total Revenue | $ 151,283 | $ 148,086 | $ 142,527 |

In December 2022, we entered into an amended contract with one of our T&M customers that provided for a total payment of $3.25 million to be received as a result of our claims allowable under French law relating to additional component costs we have incurred, and will continue to incur in order to supply aerospace printers under the contract for the period beginning in April 2022 and continuing through 2025. We have recognized $0.8 million, $1.3 million, and $1.1 million in revenue for the years ended January 31, 2025, 2024 and 2023, respectively as a result of this arrangement. As we have received the total payment amount per the amended contract, there is no balance in deferred revenue at January 31, 2025.

### Contract Assets and Liabilities

We normally do not have contract assets, which are primarily unbilled accounts receivable that are conditional on something other than the passage of time.

Our contract liabilities, which represent billings in excess of revenue recognized, are related to advanced billings for purchased service agreements and extended warranties. Contract liabilities were $543,000 and $530,000 at January 31, 2025 and January 31, 2024, respectively, and are recorded as current deferred revenue in the accompanying consolidated balance sheets The increase in the deferred revenue balance for the year ended January 31, 2025 is due to cash payments received in advance of satisfying performance obligations, offset by revenue recognized during the period, including $265,000 of revenue recognized that was included in the deferred revenue balance at January 31, 2024.

### Contract Costs

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain costs related to obtaining sales contracts for our aerospace printer products meet the requirement to be capitalized. These costs are deferred and amortized over the remaining useful life of these contracts, which we currently estimate to be approximately 16 years as of January 31, 2025. Amortized contract costs for the year ended January 31, 2025 were $88,000 and $75,000 for each of the years ended January 31, 2024 and 2023. The balance of deferred incremental direct costs net of accumulated amortization at January 31, 2025, was $1.5 million, of which $0.1 million is reported in other current assets and $1.4 million is reported in other assets in the accompanying consolidated balance sheet.

### Note 4—Intangible Assets and Goodwill

Intangible assets are as follows:

| | January 31, 2025 | | | | January 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| (In thousands) | Gross Carrying Amount | Accumulated Amortization | Currency Translation Adjustment | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Currency Translation Adjustment | Net Carrying Amount |
| RITEC: | | | | | | | | |
| Customer Contract Relationships | 2,830 | (1,755) | — | 1,075 | 2,830 | (1,689) | — | 1,141 |
| TrojanLabel: | | | | | | | | |
| Distributor Relations | 937 | (774) | 16 | 179 | 937 | (686) | 30 | 281 |
| Honeywell: | | | | | | | | |
| Customer Contract Relationships | 27,773 | (13,661) | — | 14,112 | 27,773 | (12,795) | — | 14,978 |
| Astro Machine: | | | | | | | | |
| Customer Contract Relationships | 3,060 | (1,530) | — | 1,530 | 3,060 | (918) | — | 2,142 |
| Trademarks | 420 | (210) | — | 210 | 420 | (126) | — | 294 |
| MTEX: | | | | | | | | |
| Customer Contract Relationships | 2,603 | (194) | (104) | 2,305 | — | — | — | — |
| Internally Developed Technology | 4,719 | (586) | (181) | 3,952 | — | — | — | — |
| Trademarks | 217 | (54) | (7) | 156 | — | — | — | — |
| Intangible Assets, net | $ 42,559 | $ (18,764) | $ (276) | $ 23,519 | $ 35,020 | $ (16,214) | $ 30 | $ 18,836 |

There were no impairments to intangible assets during the periods ended January 31, 2025 and 2024. Amortization expense of $2.6 million, $2.4 million, and $1.9 million, with regard to acquired intangibles has been included in the consolidated statements of income for the years ended January 31, 2025, 2024, and 2023, respectively.

Estimated amortization expense for the next five fiscal years is as follows:

| (In thousands) | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|
| Estimated amortization expense | $ 2,832 | $ 2,832 | $ 2,338 | $ 1,972 | $ 1,972 |

Goodwill is as follows:

| (In thousands) | PI | T&M | Total |
|---|---|---|---|
| Balance at January 31, 2024 | $ 10,111 | $ 4,522 | $ 14,633 |
| Acquisition | 14,250 | — | 14,250 |
| Impairment | (13,403) | — | (13,403) |
| Foreign Currency Translation | (965) | — | (965) |
| Balance at January 31, 2025 | $ 9,993 | $ 4,522 | $ 14,515 |

We assess recoverability of goodwill on an annual basis or when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a deterioration in macroeconomic conditions and a sustained decrease in stock price. Due to the actual and expected future underperformance of a unit within our Product Identification segment, MTEX, relative to management's original expectations, we performed a strategic review of the MTEX operation which resulted in a restructuring plan including cutting approximately 70% of the MTEX product portfolio and integrating MTEX's sales, marketing and customer support functions into our global teams. We then performed a quantitative test as of January 31, 2025 of the carrying value of the Product Identification segment which included $14.3 million of goodwill recognized as part of the May 2024 acquisition of MTEX by applying a combination of an income approach, which utilizes discounted cash flows for each reporting unit, and a market approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that are discounted using a weighted-average cost of capital that reflects current market conditions appropriate to the reporting unit. The discounted cash flow model uses management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. The market approach considers a benchmark of our market multiples and comparable transactions occurring within the last two years. Other estimates and assumptions include terminal value growth rates, weighted average cost of capital and changes in future working capital requirements. Determining fair value requires the exercise of significant assumptions and judgments, which are considered Level 3 inputs under the fair value hierarchy, including the amount and timing of expected future cash flows, long term growth rates, and the discount rates.

In connection with the valuation, we also performed a reconciliation of the aggregate fair value of the two reporting units to the Company's market capitalization as of January 31, 2025. The reconciliation considered the Company's publicly traded market capitalization, adjusted for a reasonable control premium, as well as other market-based factors such as observed premiums in comparable market transactions. Based on the results of the impairment test, we concluded that the carrying value of our PI reporting unit exceeded the fair value by $13.4 million and, accordingly, we recorded an impairment charge of that amount. The fair value of our T&M segment exceeded the carrying value therefore there was no goodwill impairment charge to this segment.

## Note 5—Inventories

The components of inventories are as follows:

| | January 31, | |
|---|---|---|
| (In thousands) | 2025 | 2024 |
| Materials and Supplies | $ 35,181 | $ 39,078 |
| Work-in-Progress | 2,559 | 1,054 |
| Finished Goods | 19,879 | 15,645 |
| | 57,619 | 55,777 |
| Inventory Reserve | (9,725) | (9,406) |
| | $ 47,894 | $ 46,371 |

## Note 6—Property, Plant and Equipment

Property, plant and equipment consist of the following:

| (In thousands) | January 31, 2025 | | January 31, 2024 | |
|---|---|---|---|---|
| Land and Land Improvements | $ | 2,304 | $ | 2,304 |
| Buildings and Leasehold Improvements | | 15,116 | | 14,381 |
| Machinery and Equipment | | 30,403 | | 26,123 |
| Computer Equipment and Software | | 14,538 | | 14,238 |
| Gross Property, Plant and Equipment | | 62,361 | | 57,046 |
| Accumulated Depreciation | | (44,722) | | (42,861) |
| Net Property Plant and Equipment | $ | 17,639 | $ | 14,185 |

Depreciation expense on property, plant and equipment was $2.1 million, $1.8 million, and $2.0 million for the years ended January 31, 2025, 2024, and 2023, respectively.

## Note 7—Accrued Expenses

Accrued expenses consist of the following:

| (In thousands) | January 31, 2025 | | January 31, 2024 | |
|---|---|---|---|---|
| Customer Deposits | $ | 786 | $ | 86 |
| Acquisition Escrow Holdback | | 710 | | — |
| Warranty | | 548 | | 711 |
| Professional Fees | | 253 | | 375 |
| Grant Performance Obligation  - Short Term | | 212 | | — |
| Current Portion of Lease Liability | | 320 | | 233 |
| Accrued Property & Sales Tax | | 538 | | 209 |
| Stockholder Relation Fees | | 63 | | 94 |
| Other Accrued Expenses | | 1,031 | | 998 |
| | $ | 4,461 | $ | 2,706 |

## Note 8—Credit Agreement and Long-Term Debt

*Credit Agreement*

In connection with our purchase of MTEX, on May 6, 2024, we entered a Third Amendment to Amended and Restated Credit Agreement (the "Third Amendment") with Bank of America, N.A., as lender (the "Lender"). The Third Amendment amended the Amended and Restated Credit Agreement dated as of July 30, 2020, as amended by the First Amendment to Amended and Restated Credit Agreement, dated as of March 24, 2021, the LIBOR Transition Amendment, dated as of December 14, 2021, the Second Amendment to Amended and Restated Credit Agreement dated as of August 4, 2022, and the Joinder Agreement relating to our subsidiary Astro Machine Corporation ("Astro Machine") dated as of August 26, 2022 (as so amended, the "Existing Credit Agreement"; the Existing Credit Agreement as amended by the Third Amendment, (the "Amended Credit Agreement"), between AstroNova, Inc. as the borrower, Astro Machine as a guarantor, and the Lender.

The Amended Credit Agreement provides for (i) a new term loan to AstroNova, Inc. in the principal amount of EUR 14.0 million (the "Term A-2 Loan"), which term loan is in addition to the existing term loan (the "Term Loan") outstanding under the Existing Credit Agreement in the principal amount of approximately $12.3 million as of the effective date of the Third Amendment, and (ii) an increase in the aggregate principal amount of the revolving credit facility available to AstroNova, Inc. from $25.0 million to $30.0 million until January 31, 2025, upon and after which the aggregate principal amount of the revolving credit facility reduces to $25.0 million. At the closing of the Third Amendment, we borrowed the entire EUR 14.0 million Term A-2 Loan, EUR 3.0 million under the revolving credit facility and a US dollar amount under the revolving credit facility that was converted to Euros to satisfy the entire purchase price payable on the closing date pursuant to the purchase agreement for our purchase of MTEX. The revolving credit facility may otherwise be used for general corporate purposes.

The Amended Credit Agreement requires that the Term A-2 Loan be paid in quarterly installments on the last day of each of our fiscal quarters through April 30, 2027 in the principal amount of EUR 583,333 each, and the entire then-remaining principal balance of the Term A-2 Loan is required to be paid on August 4, 2027. The Amended Credit Agreement requires that the remaining balance of the Term Loan be paid in quarterly installments on the last day of each of our fiscal quarters through April 30, 2027 in the principal amount of $675,000 each, and the entire then remaining principal balance of the Term Loan is required to be paid on August 4, 2027. We may voluntarily prepay the Term A-2 Term Loan or the Term Loan, in whole or in part, from time to time without premium or penalty (other than customary breakage costs, if applicable). We may repay borrowings under the revolving credit facility at any time without premium or penalty (other than customary breakage costs, if applicable), but in any event no later than August 4, 2027, and any outstanding revolving loans thereunder will be due and payable in full, and the revolving credit facility will terminate, on such date. We may reduce or terminate the revolving line of credit at any time, subject to certain thresholds and conditions, without premium or penalty.

The Term A-2 Loan bears interest at a rate per annum equal to the EURIBOR rate as defined in the Amended Credit Agreement, plus a margin that varies within a range of 1.60% to 2.50% based on our consolidated leverage ratio. The Term Loan and revolving credit loans bear interest at a rate per annum equal to, at our option, either (a) the Term SOFR rate as defined in the Amended Credit Agreement (or, in the case of revolving credit loans denominated in Euros or another currency other than U.S. Dollars, the applicable quoted rate), plus a margin that varies within a range of 1.60% to 2.50% based on our consolidated leverage ratio, or (b) a fluctuating reference rate equal to the highest of (i) the federal fund rate plus 0.50%, (ii) Bank of America's publicly announced prime rate, (iii) the Term SOFR rate plus 1.00%, or (iv) 0.50%, plus a margin that varies within a range of 0.60% to 1.50% based on our consolidated leverage ratio. In addition to certain other fees and expenses that we are required to pay to the Lender, we are required to pay a commitment fee on the undrawn portion of the revolving credit facility that varies within a range of 0.15% and 0.35% based on our consolidated leverage ratio.

The loans under the Amended Credit Agreement are subject to certain mandatory prepayments, subject to various exceptions, from net cash proceeds from certain dispositions of property, certain issuances of equity, certain issuances of additional debt and certain extraordinary receipts.

Amounts repaid under the revolving credit facility may be reborrowed, subject to our continued compliance with the Amended Credit Agreement. No amount of the Term A-2 Loan or the Term Loan that is repaid may be reborrowed.

We must comply with various customary financial and non-financial covenants under the Amended Credit Agreement. The financial covenants under the Amended Credit Agreement consist of a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio, certain of the provisions of which were modified by the Third Amendment; the minimum consolidated asset coverage ratio under the Existing Credit Agreement was eliminated by the Third Amendment. The primary non-financial covenants limit our and our subsidiaries' ability to incur future indebtedness, to place liens on assets, to pay dividends or distributions on our or our subsidiaries' capital stock, to repurchase or acquire our or our subsidiaries' capital stock, to conduct mergers or acquisitions, to sell assets, to alter our or our subsidiaries' capital structure, to make investments and loans, to change the nature of our or our subsidiaries' business, and to prepay subordinated indebtedness, in each case subject to certain exceptions and thresholds as set forth in the Amended Credit Agreement, certain of which provisions were modified by the Third Amendment. As of January 31, 2025, we were not in compliance with the Amended Credit Agreement, as a result of our failure to comply with the maximum consolidated leverage ratio and the minimum consolidated fixed charge coverage ratio in effect for our fiscal measurement period ended January 31, 2025.

The Lender is entitled to accelerate repayment of the loans and to terminate its revolving credit commitment under the Amended Credit Agreement upon the occurrence of any of various customary events of default, which include, among other events, the following (which are subject, in some cases, to certain grace periods): failure to pay when due any principal, interest or other amounts in respect of the loans, breach of any of our covenants or representations under the loan documents, default under any other of our or our subsidiaries' significant indebtedness agreements, a bankruptcy, insolvency or similar event with respect to us or any of our subsidiaries, a significant unsatisfied judgment against us or any of our subsidiaries, or a change of control.

Our obligations under the Amended Credit Agreement continue to be secured by substantially all of our personal property assets (including a pledge of the equity interests we hold in ANI Scandinavia ApS, AstroNova GmbH, AstroNova SAS and the Purchaser), subject to certain exceptions, and by a mortgage on our owned real property in West Warwick, Rhode Island, and are guaranteed by, and secured by substantially all of the personal property assets of, Astro Machine.

Subsequent to the end of fiscal 2025, on March 20, 2025, we entered into a Fourth Amendment to Amended and Restated Credit Agreement with Bank of America (the "Fourth Amendment"), which further amended the Amended Credit Agreement. The Fourth Amendment also provided a waiver of the events of default that had occurred under the Amended Credit Agreement as a result of our failure to comply with the maximum consolidated leverage ratio and the minimum consolidated fixed charge coverage ratio in effect thereunder for our fiscal measurement period ended January 31, 2025 as described above.  See Note 24, "Subsequent Events" for further information regarding the Fourth Amendment.

*Equipment Financing*

In January 2024, we entered into a secured equipment loan facility agreement with Banc of America Leasing & Capital, LLC and borrowed a principal amount of $0.8 million thereunder for the purpose of financing our purchase of production equipment.  This loan matures on January 23, 2029, and bears interest at a fixed rate of 7.06%.  Under this loan agreement, equal monthly payments including principal and interest of $16,296 commenced on February 23, 2024 and will continue through the maturity of the equipment loan facility on January 23, 2029.

*Assumed Financing Obligations of MTEX*

In connection with our acquisition of MTEX, on the May 6, 2024 closing date of this acquisition we assumed certain existing financing obligations of MTEX that remain outstanding as of November 2, 2024. The long-term debt obligations of MTEX that remain outstanding include a term loan (the "MTEX Term Loan") pursuant to an agreement dated December 22, 2023 (the "MTEX Term Loan Agreement") between MTEX and Caixa Central de Crédito Agricola Mutuo. The MTEX Term Loan, which provides for a term loan in the principal amount of EUR 1.5 million ($1.6 million) and bears interest at a fixed rate of 6.022% per annum, requires monthly principal and interest payments totaling EUR 17,402 ($18,795) commencing in October 2024 and continuing through maturity on December 21, 2033.

MTEX has also received government assistance in the form of interest-free loans from government agencies located in Portugal (the "MTEX Government Grant Term Loans"). The MTEX Government Grant Term Loans are to be repaid to the applicable government agencies and are classified as long-term debt. The current balance of the MTEX Government Grants Term Loans as of January 31, 2025 is $0.9 million. The MTEX Government Grant Term Loans provide interest-free financing so long as monthly principal payments are made. In the event that MTEX and the applicable government agency renegotiate the payment dates, interest will be calculated according to a rate determined by the government agency as of the date of renegotiation and added to the outstanding principal payments. The MTEX Government Grant Term Loans mature at different dates through January 2027.

Additionally, we assumed short-term financing obligations of MTEX, including letters of credit, maturing term loans, and financing arrangements for working capital classified as debt.  As of January 31, 2025, $0.6 million of the short-term debt obligation assumed in the purchase of MTEX remains outstanding.

*Revolving Credit Facilities*

At January 31, 2025, we had a principal balance of $20.5 million outstanding under our revolving credit facility under the Amended Credit Agreement. The balance outstanding under the revolving credit facility bore interest at a weighted average rate of 7.28% and 7.70% for the years ended January 31, 2025 and January 31, 2024, respectively, and we incurred $1.0 million and $1.2 million for interest on these obligations during the years ended January 31, 2025 and January 31, 2024, respectively. Commitment fees on the undrawn portion of our revolving credit facility of $42,000 and $30,000 were incurred for the years ended January 31, 2025 and 2024, respectively. Both the interest expense and commitment fees are included as interest expense in the accompanying consolidated statements of income (loss) for all periods presented. At January 31, 2025, $4.5 million remained available for borrowing under our revolving credit facility.  Additionally, MTEX has a EUR 0.5 million ($0.5 million) available line of credit with Caixa Central de Crédito Agricola Mutuo. This credit line was established in December 2023 and is renewable every six months. There was EUR 0.4 million ($0.4 million) outstanding on this line of credit as of January 31, 2025.

*Long-Term Debt*

Long-term debt in the accompanying consolidated balance sheets is as follows:

| (In thousands) | January 31, 2025 | | January 31, 2024 | |
|---|---|---|---|---|
| USD Term Loan 6.90% as of January 31, 2025 and 7.56% as of January 31, 2024); maturity date of August 4, 2027 | $ | 9,450 | $ | 12,150 |
| Euro Term A-2 Loan (5.38% as of January 31, 2025); maturity date of August 4, 2027 | | 12,719 | | — |
| MTEX Euro Term Loan (6.022% Fixed Rate as of January 31, 2025); maturity date of December 21, 2033 | | 1,514 | | — |
| MTEX Euro Government Grant Term Loan (0% as of January 31, 2025); maturity dates through January 2027 | | 876 | | — |
| Equipment Loan (7.06% Fixed Rate); maturity date of January 23, 2029 | | 680 | | 822 |
| Total Debt | | 25,239 | | 12,972 |
| Less: Debt Issuance Costs, net of accumulated amortization | | 85 | | 80 |
| Current Portion of Debt | | 6,110 | | 2,842 |
| Long-Term Debt | $ | 19,044 | $ | 10,050 |

During the years ended January 31, 2025, 2024 and 2023, we recognized $1.6 million, $1.0 million, and $0.6 million of interest expense on our long-term debt, respectively, which was included in interest expense in the accompanying consolidated statement of income (loss) for all periods presented.

The schedule of required principal payments remaining on our long-term debt outstanding as of January 31, 2025 is as follows:

| (In thousands) | | |
|---|---|---|
| Fiscal 2026 | $ | 6,110 |
| Fiscal 2027 | | 5,595 |
| Fiscal 2028 | | 12,258 |
| Fiscal 2029 | | 348 |
| Fiscal 2030 | | 928 |
| | $ | 25,239 |

**Note 9 – Financial Instruments and Risk Management**

We use foreign currency-denominated debt to partially hedge our net investment in our operations in Portugal against adverse movements in exchange rates. On August 3, 2024, a portion of the Euro-denominated debt has been designated and was effective as an economic hedge of part of the net investment in our Portuguese operation. Accordingly, foreign currency transaction gains or losses due to spot rate fluctuations on the Euro-denominated debt are included in the foreign currency translation adjustments in the condensed consolidated statement of comprehensive income for the year ended January 31, 2025, and within the accumulated other comprehensive items in the shareholder's equity section of the consolidated balance sheet as of January 31, 2025 as follows:

| (In thousands) | Amount of Foreign Currency Translation Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative | |
|---|---|---|
| | January 31, 2025 | January 31, 2024 |
| **Financial Instruments Designated as Net Investment Hedge** | | |
| Euro-Denominated Debt | $ (24) | $ — |

On January 31, 2025 we assessed the effectiveness of the net investment hedge and determined that it was no longer highly effective, accordingly, future change in the carrying value of this nonderivative hedging instrument would have to be recorded in the "other expenses" in the consolidated statements of income (loss). To address this situation, the Euro-denominated debt has been designated as an economic hedge of part of our net investment in our German operation in place of part of our net investment in our Portugal operation effective January 31, 2025.

**Note 10—Royalty Obligations**

In fiscal 2018, we entered into an Asset Purchase and License Agreement with Honeywell International, Inc. ("Honeywell") to acquire an exclusive, perpetual, world-wide license to manufacture Honeywell's narrow-format flight deck printers for two aircraft families along with certain inventory used in the manufacturing of the licensed printers. The purchase price included a guaranteed minimum royalty payment of $15.0 million, to be paid in quarterly installments over a ten-year period. This ten-year period ends on September 30, 2028. Royalty payments are based on gross revenues from the sales of the printers, paper and repair services of the licensed products. The royalty rates vary based on the year in which they are paid or earned and product sold or service provided, and range from single-digit to mid double-digit percentages of gross revenue.

The guaranteed minimum royalty payment obligation was recorded at the present value of the minimum annual royalty payments. As of January 31, 2025, we had paid an aggregate of $13.0 million of the guaranteed minimum royalty obligation. At January 31, 2025, the current portion of the outstanding guaranteed minimum royalty obligation of $1.1 million is to be paid over the next twelve months and is reported as a current liability and the remainder of $0.8 million is reported as a long-term liability on our consolidated balance sheet. In addition to the guaranteed minimum royalty payments, for the periods ended January 31, 2025, 2024, and 2023, we also incurred excess royalty expense of $2.5 million, $2.3 million, and $1.3 million, respectively, which is included in cost of revenue in our consolidated statements of income for those periods. A total of $0.6 million of excess royalty is payable and reported as a current liability on our consolidated balance sheet at January 31, 2025.

In fiscal 2023, we entered into an Asset Purchase and License Agreement with Honeywell (the "New HW Agreement") to acquire an exclusive, perpetual, world-wide license to manufacture Honeywell's flight deck printers for the Boeing 787 aircraft. The New HW Agreement provides for royalty payments to Honeywell based on gross revenues from the sales of the printers, paper and repair services of the licensed products in perpetuity. The royalty rates vary based on the year in which they are paid or earned and as products are sold or as services are provided and range from single-digit to mid-double-digit percentages of gross revenue. The New HW Agreement includes a provision for guaranteed minimum royalty payments to be paid in the event that the royalties earned by Honeywell do not meet the minimum for the preceding calendar year as follows: $100,000 in 2024, $200,000 in 2025, $233,000 in each of 2026 and 2027, and $234,000 in 2028.

As of January 31, 2024, the total outstanding royalty obligation under the New HW Agreement was $0.6 million, including $0.2 million recorded as a current liability in the accompanying consolidated balance sheet. During fiscal 2025, we incurred and paid $0.4 million in royalty expense. As of January 31, 2025, the total outstanding royalty obligation on the New HW Agreement is $0.5 million, including $0.3 million recorded as a current liability in the accompanying consolidated balance sheet.

**Note 11—Leases**

We enter into lease contracts for certain of our facilities at various locations worldwide. Our leases have remaining lease terms of one to ten years, some of which include options to extend the lease term for periods of up to five years when it is reasonably certain that we will exercise such options.

Balance sheet and other information related to our leases is as follows:

| Operating Leases (In thousands) | Balance Sheet Classification | January 31, 2025 | | January 31, 2024 | |
|---|---|---|---|---|---|
| Lease Assets | Right of Use Assets | $ | 1,781 | $ | 603 |
| Lease Liabilities—Current | Other Accrued Expenses | $ | 320 | $ | 233 |
| Lease Liabilities—Long Term | Lease Liabilities | $ | 1,535 | $ | 415 |

Lease cost information is as follows:

| Operating Leases (In thousands) | Statement of Income Classification | 2025 | | 2024 | |
|---|---|---|---|---|---|
| Operating Lease Costs | General and Administrative Expense | $ | 410 | $ | 318 |

At January 31, 2025, maturities of operating lease liabilities are as follows:

| (In thousands) | | |
|---|---|---:|
| 2026 | $ | 437 |
| 2027 | | 393 |
| 2028 | | 336 |
| 2029 | | 244 |
| 2030 | | 191 |
| Thereafter | | 691 |
| Total Lease Payments | | 2,292 |
| Less: Imputed Interest | | (437) |
| Total Lease Liabilities | $ | 1,855 |

As of January 31, 2025, the weighted-average remaining lease term and weighted-average discount rate for our operating leases are 7.0 years and 5.96%, respectively. We calculated the weighted-average discount rate using incremental borrowing rates, which equal the rates of interest that we would pay to borrow funds on a fully collateralized basis over a similar term.

Supplemental cash flow information related to leases is as follows:

| (In thousands) | 2025 | 2024 |
|---|---:|---:|
| Cash paid for operating lease liabilities | $ 418 | $ 350 |

## Note 12 – Government Grants

Our recently acquired subsidiary, MTEX, receives grants from its local government in Portugal to support its operations and various capital projects. We account for these government grants by analogy to International Accounting Standards 20, "Accounting for Government Grants and Disclosure of Government Assistance," which follows a grant accounting model. Under this accounting framework, government assistance is recognized when it is probable we will receive assistance and comply with the conditions attached to the assistance. Operational-related assistance is recorded on a systematic basis over the periods in which the related costs or expenditures have occurred and is presented as a reduction in the expense for which it is intended to defray. Capital-related assistance is recorded as long-term deferred revenue and is recognized in cost of revenue as an offset against depreciation expense over the applicable asset's useful life.

The grant programs have execution periods ending on various dates beginning in May 2025 and continuing through November 2026. The government agencies may verify compliance with the conditions established in the contracts during the investment phase and upon completion and are entitled to propose adjustments and require reimbursement if the contracts do not meet the specifications. Historically, no significant corrections or returns have occurred. As of January 31, 2025, there are no contingencies associated with the government grants.

The capital-related government contracts between the Portuguese government and MTEX are defined on a grant-by-grant basis, with partial reimbursement of the assets acquired in connection with these grants. We have $1.3 million of deferred revenue for capital related government grants which is included in the accompanying consolidated balance sheet as of January 31, 2025 of which $0.2 million is included in other accrued expenses, and we have recognized $0.2 million of grant revenue, included in cost of revenue as an offset to depreciation expense in the consolidated statement of income (loss) for the year ended January 31, 2025.

Under the operational-related assistance grants, MTEX commits to research and development projects that the Portuguese government partially reimburses. We have recognized $0.5 million of grant revenue for our operational related assistance grants which is offset against the expenditures recognized for those grants and is included in selling and marketing expense in the accompanying condensed consolidated statement of income (loss) for the year ended January 31, 2025.

## Note 13—Accumulated Other Comprehensive Loss

The changes in the balance of accumulated other comprehensive loss by component are as follows:

| (In thousands) | Foreign Currency Translation Adjustments | Net Unrealized Gain (Losses) on Cash Flow Hedges | Total |
|---|---|---|---|
| Balance at January 31, 2022 | $ (1,701) | $ (47) | $ (1,748) |
| Other Comprehensive Income (Loss) before reclassification | (537) | — | (537) |
| Amounts reclassified from AOCI to Earnings | — | 47 | 47 |
| Other Comprehensive Income (Loss) | (537) | 47 | (490) |
| Balance at January 31, 2023 | $ (2,238) | $ — | $ (2,238) |
| Other Comprehensive Income (Loss) before reclassification | 19 | — | 19 |
| Amounts reclassified from AOCI to Earnings | — | — | — |
| Other Comprehensive Income (Loss) | 19 | — | 19 |
| Balance at January 31, 2024 | $ (2,219) | $ — | $ (2,219) |
| Other Comprehensive Income (Loss) before reclassification | (1,130) | — | (1,130) |
| Amounts reclassified from AOCI to Earnings | — | — | — |
| Other Comprehensive Income (Loss) | (1,130) | — | (1,130) |
| Balance at January 31, 2025 | $ (3,349) | $ — | $ (3,349) |

The amounts presented above in other comprehensive income (loss) are net of taxes except for translation adjustments associated with our German, Danish and Shanghai subsidiaries. The foreign cumulative translation adjustment includes translation adjustments and net investment hedges.  See Note 9, "Financial Instruments and Risk Management" for additional disclosures about the net investment hedge.

## Note 14—Shareholders' Equity

During fiscal years 2025 and 2024, certain of our employees delivered a total of 26,179 and 26,731 shares, respectively, of our common stock to satisfy the exercise price and related taxes for stock options exercised and restricted stock vesting. The shares delivered were valued at a total of $0.5 million and $0.4 million, respectively, and are included in treasury stock in the accompanying consolidated balance sheets at January 31, 2025 and 2024. These transactions did not impact the number of shares authorized for repurchase under our current repurchase program.

## Note 15—Share-Based Compensation

The Company maintains the following share-based compensation plans:

*Stock Plans:*

We have one equity incentive plan from which we are authorized to grant equity awards, the AstroNova, Inc. 2018 Equity Incentive Plan (the "2018 Plan"). The 2018 Plan provides for, among other things, the issuance of awards, including incentive stock options, non-qualified stock options, stock appreciation rights, time-based restricted stock units ("RSUs"), or performance-based restricted stock units ("PSUs") and restricted stock awards ("RSAs"). At the June 6, 2023 annual meeting of shareholders, the 2018 Plan was amended to increase the number of shares of our common stock available for issuance by 600,000, bringing the total number of shares available for issuance under the 2018 Plan from 950,000 to 1,550,000.  Under the 2018 Plan, we may also issue an additional number of shares equal to the number of shares subject to outstanding awards under our prior 2015 Equity Incentive Plan that are forfeited, canceled, satisfied without the issuance of stock, otherwise terminated (other than by exercise),or, for shares of stock issued pursuant to any unvested award, that are reacquired by us at not more than the grantee's purchase price (other than by exercise). Under the 2018 Plan, all awards to employees generally have a minimum vesting period of one year. Options granted under the 2018 Plan must be issued at an exercise price of not less than the fair market value of our common stock on the date of grant and expire after ten years. Under the 2018 Plan, there were 132,196 unvested RSUs; 121,581 unvested PSUs; and options to purchase an aggregate of 130,500 shares outstanding as of January 31, 2025.

In addition to the 2018 Plan, we previously granted equity awards under our 2015 Equity Incentive Plan (the "2015 Plan") and our 2007 Equity Incentive Plan (the "2007 Plan"). No new awards may be issued under either the 2007 or 2015 Plans, but outstanding awards will continue to be governed by those plans. As of January 31, 2025, options to purchase an aggregate of 178,599 shares were outstanding under the 2007 Plan and options to purchase an aggregate of 112,600 shares were outstanding under the 2015 Plan.

We also have a Non-Employee Director Annual Compensation Program (the "Program") under which each non-employee director receives an automatic grant of RSAs on the date of the regular full meeting of the Board of Directors held each fiscal quarter. Under the Program, the number of whole shares to be granted each quarter is equal to 25% of the number calculated by dividing the director's annual compensation amount by the fair market value of the Company's stock on such day. On June 11, 2024, each director's annual compensation amount was adjusted to be $72,800. All RSAs granted under this Program vest immediately.

*Share-Based Compensation:*

Share-based compensation expense has been recognized as follows:

| | Years Ended January 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| (In thousands) | | | |
| Stock Options | $ — | $ — | $ 7 |
| Restricted Stock Awards and Restricted Stock Units | 1,338 | 1,322 | 1,271 |
| Employee Stock Purchase Plan | 40 | 25 | 12 |
| Total | $ 1,378 | $ 1,347 | $ 1,290 |

*Stock Options:*

Aggregated information regarding stock options granted under the plans is summarized below:

| | Number of Shares | Weighted-Average Exercise Price Per Share |
|---|---|---|
| Options Outstanding, January 31, 2022 | 598,043 | $ 14.67 |
| Options Granted | — | — |
| Options Exercised | (42,944) | 8.74 |
| Options Forfeited | (5,500) | 15.42 |
| Options Cancelled | (2,400) | 8.09 |
| Options Outstanding, January 31, 2023 | 547,199 | $ 15.16 |
| Options Granted | — | — |
| Options Exercised | (9,100) | 11.54 |
| Options Forfeited | (10,525) | 15.20 |
| Options Cancelled | (4,225) | 10.50 |
| Options Outstanding, January 31, 2024 | 523,349 | $ 15.26 |
| Options Granted | — | — |
| Options Exercised | (65,900) | 13.86 |
| Options Forfeited | — | — |
| Options Cancelled | (35,750) | 14.69 |
| Options Outstanding, January 31, 2025 | 421,699 | $ 15.52 |

Set forth below is a summary of options outstanding at January 31, 2025:

| | Outstanding | | | Exercisable | | |
|---|---|---|---|---|---|---|
| Range of Exercise prices | Number of Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life | Number of Shares | Weighted-Average Exercise Price | Weighted Average Remaining Contractual Life |
| $10.01-15.00 | 215,224 | $ 13.70 | 1.1 | 215,224 | $ 13.70 | 1.1 |
| $15.01-20.00 | 206,475 | 17.42 | 2.6 | 206,475 | 17.42 | 2.6 |
| | 421,699 | $ 15.52 | 1.8 | 421,699 | $ 15.52 | 1.8 |

No options were granted during fiscal 2025 or fiscal 2024. As of January 31, 2025, there was no unrecognized compensation expense related to the unvested stock options granted under the plans.

As of January 31, 2025, there was no aggregate intrinsic value (the aggregate difference between the closing stock price of our common stock on January 31, 2025, and the exercise price of the outstanding options) received by the option holders if all options had been exercised for all exercisable options and all options outstanding. The total aggregate intrinsic value of options exercised during fiscal 2025, 2024, and 2023 was $242,000, $32,000, and $200,000, respectively.

*Restricted Stock Units, Performance-Based Restricted Stock Units and Restricted Stock Awards:*

Aggregated information regarding RSUs, PSUs and RSAs granted under the Plan is summarized below:

| | RSUs, PSUs & RSAs | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at January 31, 2022 | 220,980 | $ 13.23 |
| Granted | 141,371 | 12.70 |
| Vested | (85,324) | 13.45 |
| Forfeited | (2,100) | 13.25 |
| Outstanding at January 31, 2023 | 274,927 | $ 12.82 |
| Granted | 157,643 | 12.64 |
| Vested | (116,288) | 12.29 |
| Forfeited | (15,577) | 13.37 |
| Outstanding at January 31, 2024 | 300,705 | $ 12.90 |
| Granted | 96,040 | 16.93 |
| Vested | (96,987) | 13.95 |
| Forfeited | (45,981) | 12.64 |
| Outstanding at January 31, 2025 | 253,777 | $ 14.07 |

As of January 31, 2025, there was $1.4 million of unrecognized compensation expense related to unvested RSUs, PSUs and RSAs. This expense is expected to be recognized over a weighted average period of 1.9 years.

*Employee Stock Purchase Plan (ESPP):*

On June 7, 2022, we adopted the AstroNova Inc. 2022 Employee Stock Purchase Plan ("2022 ESPP") to replace our previous Employee Stock Purchase Plan. The 2022 ESPP allows eligible employees to purchase shares of common stock at a 15% discount from fair value on the first or last day of an offering period, whichever is less. A total of 40,000 shares were reserved for issuance under this plan and 12,550 and 9,897 shares were purchased under the 2022 ESSP during the years ended January 31, 2025 and 2024, respectively. As of January 31, 2025, 12,508 shares remain available for purchase under the 2022 ESPP.

## Note 16—Income Taxes

The components of income (loss) before income taxes are as follows:

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Domestic | $ 5,605 | $ 5,448 | $ 1,773 |
| Foreign | (17,892) | 625 | 1,637 |
| | $ (12,287) | $ 6,073 | $ 3,410 |

The components of the provision for income taxes are as follows:

| (In thousands) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Current: | | | | | | |
| Federal | $ | 1,125 | $ | 966 | $ | 902 |
| State | | 134 | | 71 | | 313 |
| Foreign | | 153 | | 420 | | 870 |
| | | 1,412 | | 1,457 | | 2,085 |
| Deferred: | | | | | | |
| Federal | $ | (621) | $ | (32) | $ | (1,053) |
| State | | (13) | | 2 | | (315) |
| Foreign | | 1,424 | | (48) | | 32 |
| | | 790 | | (78) | | (1,336) |
| | $ | 2,202 | $ | 1,379 | $ | 749 |

Total income tax provision differs from the expected tax provision as a result of the following:

| (In thousands) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Income Tax Provision at Statutory Rate | $ | (2,579) | $ | 1,275 | $ | 716 |
| Goodwill Impairment | | 2,814 | | — | | — |
| Portugal Tax Incentives - Valuation Allowance | | 2,373 | | — | | — |
| Foreign Rate Differential | | 163 | | 197 | | 157 |
| Change in Reserves Related to ASC 740 Liability | | 133 | | 60 | | 93 |
| Transaction Costs | | 121 | | — | | — |
| State Taxes, Net of Federal Tax Effect | | 96 | | 56 | | (2) |
| Meals and Entertainment | | 21 | | 14 | | — |
| Change in Valuation Allowance | | (68) | | 73 | | 182 |
| Share Based Compensation | | (74) | | (43) | | (52) |
| Foreign Derived Intangible Income | | (151) | | (98) | | (180) |
| R&D Credits | | (205) | | (160) | | (160) |
| Return to Provision Adjustment | | (363) | | 12 | | (22) |
| Other | | (79) | | (7) | | 17 |
| | $ | 2,202 | $ | 1,379 | $ | 749 |

Our effective tax rate for fiscal 2025 was (17.9)% compared to 22.7% in fiscal 2024 and 22.0% in fiscal 2023. The decrease in the effective tax rate in fiscal 2025 from fiscal 2024 is primarily related to the decrease in pre-tax book income and the federal income tax provision associated with the goodwill impairment and MTEX losses, the decrease in return to provision adjustments, and the decrease in the valuation allowance associated with China losses. This decrease was partially offset by other factors increasing the effective tax rate such as the valuation allowance recorded on Portuguese tax credits, goodwill impairment recorded on MTEX for the PI reporting segment, and transaction costs associated with the MTEX acquisition.

The increase in the effective tax rate in fiscal 2024 from fiscal 2023 is primarily related to the impact of the valuation allowance recorded on China net operating losses, the increase in the current provision for state and local taxes, and the change in the foreign rate differential. This increase was partially offset by other factors decreasing the effective tax rate such as foreign derived intangible income ("FDII") deduction, share based compensation, and the R&D tax credit.

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statement of income. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities are as follows:

| (In thousands) | January 31, 2025 | January 31, 2024 |
|---|---|---|
| Deferred Tax Assets: | | |
| Honeywell Royalty Liability | $ 4,280 | $ 3,561 |
| Section 174 Capitalization | 2,894 | 1,981 |
| Portugal Tax Incentives | 2,373 | — |
| Inventory | 1,994 | 2,242 |
| State R&D Credits | 1,721 | 2,160 |
| Net Operating Loss | 886 | 199 |
| Share-Based Compensation | 575 | 590 |
| Portugal Statutory Tax Adjustments | 541 | — |
| Compensation Accrual | 285 | 276 |
| Foreign Tax Credit | 154 | 154 |
| Bad Debt | 115 | 134 |
| Warranty Reserve | 120 | 171 |
| ASC 842 Adjustment – Lease Liability | 87 | 38 |
| Deferred Service Contract Revenue | — | 100 |
| Unrecognized State Tax Benefits | — | 49 |
| Other | 563 | 381 |
| | 16,588 | 12,036 |
| Deferred Tax Liabilities: | | |
| Accumulated Tax Depreciation in Excess of Book Depreciation | 1,632 | 1,491 |
| Intangibles | 1,544 | 989 |
| Purchase Price Accounting | 270 | — |
| Portugal Statutory Tax Adjustments | 110 | — |
| ASC 842 Adjustment – Lease Liability | 87 | 33 |
| Other | 154 | 206 |
| | 3,797 | 2,719 |
| Subtotal | 12,791 | 9,317 |
| Valuation Allowance | (4,400) | (2,534) |
| Net Deferred Tax Assets | $ 8,391 | $ 6,783 |

Deferred taxes are reflected in the consolidated balance sheet as follows:

| (In thousands) | January 31, 2025 | January 31, 2024 |
|---|---|---|
| Deferred Tax Assets | 8,431 | 6,882 |
| Deferred Tax Liabilities | (40) | (99) |
| Total Net Deferred Tax Assets | $ 8,391 | $ 6,783 |

The valuation allowances of $4.4 million at January 31, 2025 and $2.5 million at January 31, 2024, relate to Rhode Island research and development tax credit carryforwards, foreign tax credit carryforwards, Portugal tax credits, and China's net operating losses that are expected to expire unutilized.

At January 31, 2025, we had net operating loss carryforwards of $0.9 million, which expire in 2027 through 2045 and interest expense carryforwards of $11,700, which carry forward indefinitely.

At January 31, 2025, we had state research credit carryforwards of approximately $1.7 (net of federal benefit) million which expire in 2026 through 2031. Additionally, we had $0.2 million of foreign tax credits. We maintain a full valuation allowance against these credits as we expect these credits to expire unused. Due to the acquisition of MTEX that occurred during 2024, we acquired tax attributes of $2.3 million related to tax incentives associated with the System of Tax Incentives in Business Research and Development ("SIFIDE") and Investment Support Tax Regime ("RFAI"). The SIFIDE incentive is a research and development credit for Portuguese tax resident companies carrying out commercial, industrial, or agricultural activities, and non-resident companies with a permanent establishment in the Portuguese territory. The RFAI is a tax regime for investment promotion, in which an incentive is given to companies that invest in certain regions (capped at 50% of the corporate income tax due) of 30% (for qualified investments lower than €15 million) or 10% (for the part of qualified investments exceeding that limit) of the qualified investment. The credits have carryforward periods of 10 years and 12 years for SIFIDE and RFAI, respectively. We maintain a full valuation allowance against these credits as we expect these credits to expire unused.

We believe that it is reasonably possible that some unrecognized tax benefits, accrued interest and penalties could decrease income tax expense in the next year due to either the review of previously filed tax returns or the expiration of certain statutes of limitation. The changes in the balances of unrecognized tax benefits, excluding interest and penalties are as follows:

| (In thousands) | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| Balance, beginning of the year | $ | 505 | $ | 414 | $ | 303 |
| Increases in prior period tax positions | | 10 | | — | | 24 |
| Increases in current period tax positions | | 143 | | 162 | | 136 |
| Reductions related to lapse of statutes of limitations | | (19) | | (71) | | (49) |
| Balance, end of the year | $ | 639 | $ | 505 | $ | 414 |

During fiscal 2025 and 2024, we released $19,000 and $71,000, respectively, of uncertain tax positions including accrued interest and penalties relating to a change in various unrecognized tax positions. We have accrued potential interest and penalties of $45,000 included in income taxes payable in the accompanying consolidated balance sheet at January 31, 2025.

We and our subsidiaries file income tax returns in U.S. federal jurisdictions, various state jurisdictions, and various foreign jurisdictions. In fiscal 2024, we released $6,000 of state nexus positions as a result of the expiration of the statute of limitations.

U.S. income taxes have not been provided on $8.2 million of undistributed earnings of our foreign subsidiaries since it is our intention to permanently reinvest such earnings offshore. If the earnings were distributed in the form of dividends, we would not be subject to U.S. tax as a result of the TCJA but, could be subject to foreign income and withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

**Note 17—Segment Reporting and Geographical Information**

Our operations consist of the design, development, manufacture and sale of specialty printers and data acquisition and analysis systems, including both hardware and software and related consumable supplies. We organize and manage our business as a portfolio of products and services designed around a common theme of data acquisition and information output. We have two reporting segments consistent with our revenue product groups: Product Identification ("PI") and Test & Measurement ("T&M").

Our PI segment produces an array of high-technology digital color and monochrome label printers and mini presses, labeling software and supplies for a variety of commercial industries worldwide and includes our fiscal 2025 MTEX acquisition and our fiscal 2023 acquisition of Astro Machine. Our T&M segment produces data acquisition systems used worldwide for a variety of recording, monitoring and troubleshooting applications for many industries including aerospace, automotive, defense, rail, energy, industrial and general manufacturing. The T&M segment also includes our line of aerospace flight deck and cabin printers.

Our chief operating decision maker ("CODM") has been identified as the President and Chief Executive Officer. The CODM regularly receives and uses discrete financial information about each reporting segment which is used for performance assessments and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the reporting segments based on segment profit or loss, which represents the segments' income (loss) before income taxes and excludes corporate expenses. The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies herein.

Business is conducted in the United States and through foreign branch offices and subsidiaries in Canada, Europe, China, Southeast Asia and Mexico. Manufacturing activities are primarily conducted in the United States. Revenue and service activities outside the United States are conducted through wholly owned entities and, to a lesser extent, through authorized distributors and agents. Transfer prices are intended to produce gross profit margins as would be associated with an arms-length transaction.

Summarized below are the revenue and segment operating profit for each reporting segment:

| ($ in thousands) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| **Revenue:** | | | | | | |
| PI : | $ | 102,345 | $ | 104,041 | $ | 103,089 |
| T&M | | 48,938 | | 44,045 | | 39,438 |
| Total Revenue | $ | 151,283 | $ | 148,086 | $ | 142,527 |
| | | | | | | |
| **Cost of Revenue:** | | | | | | |
| PI | $ | 68,420 | $ | 69,064 | $ | 70,079 |
| T&M | | 30,114 | | 27,401 | | 24,292 |
| Total Cost of Revenue | $ | 98,534 | $ | 96,465 | $ | 94,371 |
| | | | | | | |
| **Operating Expenses:** | | | | | | |
| PI[1] | $ | 37,892 | $ | 24,890 | $ | 25,121 |
| T&M[1] | | 7,681 | | 6,444 | | 6,157 |
| Total Operating Expenses | $ | 45,573 | $ | 31,334 | $ | 31,278 |
| | | | | | | |
| **Segment Operating Income (Loss):** | | | | | | |
| PI | $ | (3,967) | $ | 10,087 | $ | 7,889 |
| T&M | | 11,143 | | 10,200 | | 8,989 |
| Total Segment Operating Income (Loss) | $ | 7,176 | $ | 20,287 | $ | 16,878 |
| | | | | | | |
| Corporate Expense [2] | | (15,816) | | (11,491) | | (11,435) |
| Operating Income (Loss) | $ | (8,640) | $ | 8,796 | $ | 5,443 |
| Other Income (Expense) [3] | | (3,647) | | (2,723) | | (2,033) |
| Income (Loss) Before Income Taxes | $ | (12,287) | $ | 6,073 | $ | 3,410 |
| Income Tax Provision | | 2,202 | | 1,379 | | 749 |
| Net Income (Loss) | $ | (14,489) | $ | 4,694 | $ | 2,661 |

(1) PI and T&M segment operating expenses include Selling and Marketing, Research and Development, and Goodwill Impairment.
(2) The amounts included in Corporate Expenses consist of executive and finance compensation, acquisition and integration costs, restructuring costs, professional fees as well as certain other non-recurring costs not allocated to the reporting segments.
(3) Includes interest expense, gain/(loss) on foreign exchange and other miscellaneous income/(expense) not allocated to the reporting segments.

No customer accounted for greater than 10% of net revenue in fiscal 2025, 2024, or 2023.

Revenue by product type for each reporting segment:

| ($ in thousands) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| PI : | | | | | | |
| Hardware | $ | 18,294 | $ | 21,270 | $ | 18,123 |
| Supplies | | 76,797 | | 75,418 | | 78,392 |
| Other | | 7,254 | | 7,353 | | 6,574 |
| Total PI Revenue | | 102,345 | | 104,041 | | 103,089 |
| T&M: | | | | | | |
| Hardware | | 26,337 | | 28,170 | | 24,322 |
| Supplies | | 4,626 | | 3,834 | | 3,680 |
| Other | | 17,975 | | 12,041 | | 11,436 |
| Total T&M Revenue | | 48,938 | | 44,045 | | 39,438 |
| Total Revenue | $ | 151,283 | $ | 148,086 | $ | 142,527 |

Other information by segment is presented below:

| | Assets January 31, | | | |
| (In thousands) | 2025 | | 2024 | |
|---|---|---|---|---|
| PI | $ | 82,531 | $ | 70,028 |
| T&M | | 55,086 | | 55,783 |
| Corporate* | | 7,978 | | 7,440 |
| Total | $ | 145,595 | $ | 133,251 |

* Corporate assets consist principally of cash, cash equivalents, deferred tax assets and refunds, and certain prepaid corporate assets.

| | Depreciation and Amortization | | | | | | Capital Expenditures | | | | | |
| (In thousands) | 2025 | | 2024 | | 2023 | | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PI | $ | 3,530 | $ | 2,572 | $ | 2,219 | $ | 1,066 | $ | 1,687 | $ | 121 |
| T&M | | 1,250 | | 1,694 | | 1,697 | | 99 | | 10 | | 108 |
| Total | $ | 4,780 | $ | 4,266 | $ | 3,916 | $ | 1,165 | $ | 1,697 | $ | 229 |

## Geographical Data

Presented below is selected financial information by geographic area:

| | Revenue (1) | | | | | | Long-Lived Assets (2) January 31, | | | |
| (In thousands) | 2025 | | 2024 | | 2023 | | 2025 | | 2024 | |
|---|---|---|---|---|---|---|---|---|---|---|
| United States | $ | 89,466 | $ | 84,757 | $ | 83,559 | $ | 29,868 | $ | 32,090 |
| Europe | | 39,121 | | 41,761 | | 38,859 | | 11,149 | | 754 |
| Canada | | 8,210 | | 8,742 | | 8,690 | | 141 | | 171 |
| Asia | | 8,018 | | 7,216 | | 5,547 | | — | | 6 |
| Central and South America | | 4,967 | | 4,221 | | 4,589 | | — | | — |
| Other | | 1,501 | | 1,389 | | 1,283 | | — | | — |
| Total | $ | 151,283 | $ | 148,086 | $ | 142,527 | $ | 41,158 | $ | 33,021 |

(1) Certain amounts have been reclassified to conform to the current year's presentation.

(2) Long-lived assets exclude goodwill assigned to the T&M segment of $4.5 million at both January 31, 2025 and 2024 and $10.0 and $10.1 million assigned to the PI segment at January 31, 2025 and 2024, respectively.

## Note 18—Employee Benefit Plans

We sponsor a Profit-Sharing Plan (the "Plan") which provides retirement benefits to all eligible domestic employees. The Plan allows participants to defer a portion of their cash compensation and contribute such deferral to the Plan through payroll deductions. The Company makes matching contributions up to specified levels. The deferrals are made within the limits prescribed by Section 401(k) of the Internal Revenue Code.

All contributions are deposited into trust funds. It is our policy to fund any contributions accrued. Our annual contribution amounts are determined by the Board of Directors. Contributions paid or accrued amounted to $0.6 million in fiscal 2025 and $0.5 million in each of fiscal 2024 and fiscal 2023.

## Note 19—Product Warranty Liability

We offer a manufacturer's warranty for the majority of our hardware products. The specific terms and conditions of warranty vary depending upon the products sold and the country in which we do business. We estimate the warranty costs based on historical claims experience and record a liability in the amount of such estimates at the time product revenue is recognized. We regularly assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Activity in the product warranty liability, which is included in other accrued expenses in the accompanying consolidated balance sheets, is as follows:

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Balance, beginning of the year | $ 711 | $ 1,072 | $ 834 |
| Provision for Warranty Expense | 709 | 1,181 | 2,077 |
| Cost of Warranty Repairs | (872) | (1,542) | (1,839) |
| Balance, end of the year | $ 548 | $ 711 | $ 1,072 |

## Note 20—Restructuring

On July 26, 2023, we adopted a restructuring plan (the "2024 Restructuring Plan") for our PI segment that transitioned a portion of the printer manufacturing within that segment from our facility in Rhode Island to our Astro Machine facility located in Illinois. Additionally, we ceased selling certain of our older, lower-margin or low-volume PI segment products and made targeted reductions to our workforce. As part of the 2024 Restructuring Plan, we also consolidated certain of our international PI sales and distribution facilities and streamlined our channel partner network. As of January 31, 2024, we have completed this plan.

As a result of the adoption and implementation of our 2024 Restructuring Plan, in fiscal 2024 we recognized a pre-tax restructuring charge of $2.6 million, comprised primarily of non-cash charges related to inventory write-offs associated with product curtailment and discontinuation and facility exit related costs, and cash charges related to severance-related costs. The following table is a summary of the restructuring costs by type included in the accompanying consolidated statement of income (loss) for the year ended January 31, 2024:

| (In thousands) | Inventory Write-Off | Severance and Employee Related Costs | Facility Exit and Other Restructuring Costs | Total |
|---|---|---|---|---|
| Cost of Revenue | $ 1,991 | $ 73 | $ — | $ 2,064 |
| Operating Expenses: | | | | |
| Selling & Marketing | — | 351 | 49 | 400 |
| Research & Development | — | 29 | — | 29 |
| General & Administrative | — | 83 | — | 83 |
| Total | $ 1,991 | $ 536 | $ 49 | 2,576 |

*Product Retrofit Program*

In connection with our 2024 Restructuring Plan, we identified the need to address quality and reliability issues in certain models of our PI printers as a result of faulty ink provided by one of our larger suppliers. We identified approximately 150 printers sold to our customers that were affected by the faulty ink. In order to remedy these issues and maintain solid customer relationships, during the second quarter of fiscal 2024, we initiated a program to retrofit all of the printers sold to our customers that were affected by the faulty ink.

The initial estimated costs associated with this program were $0.8 million, which included the cost of parts, labor and travel. During fiscal 2024, we worked with our customers to either repair or replace the affected printers. At the end of fiscal 2024, we adjusted our estimate of costs for this program as we determined not all customers wanted to retrofit their printers and consequently the program was concluded. As a result, at the end of the fourth quarter of fiscal 2024, we reversed $0.2 million of charges for this program. Total costs of this program as of January 31, 2024, were $0.6 million and are included in cost of revenue in the accompanying consolidated statement of income (loss) for the year ended January 31, 2024. This program was concluded by the end of fiscal 2024 and there was no balance in the related liability for this program at January 31, 2025 and January 31, 2024.

## Note 21—Concentration of Risk

Credit is generally extended on an uncollateralized basis to almost all customers after review of credit worthiness. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts, which constitute our customer base. We periodically perform on-going credit evaluations of our customers. We have not historically experienced significant credit losses on collection of our accounts receivable.

During the years ended January 31, 2025 and 2024, we had two vendors that accounted for 27.3% and 23.5% of purchases, respectively, and for the year ended January 31, 2023, we had one vendor that accounted for 18.7% of purchases. We had one vendor that accounted for 13.3%, 46.9%, and 16.2%, respectively, of accounts payable as of January 31, 2025, 2024, and 2023.

## Note 22—Commitments and Contingencies

In order to meet our manufacturing demands and, in some cases, lock in particular pricing structures for specific goods used in manufacturing, we enter into purchase commitments with our suppliers. At January 31, 2025, our purchase commitments totaled $29.0 million, with $27.4 million due within 12 months, some of which are non-cancelable.

We are also subject to contingencies, including legal proceedings and claims arising in the normal course of business that cover a wide range of matters including, among others, contract and employment claims; workers compensation claims; product liability; warranty and modification; and adjustment or replacement of component parts of units sold.

Direct costs associated with the estimated resolution of contingencies are accrued at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, we believe that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operations. It is possible, however, that results of operations for any future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

## Note 23—Fair Value Measurements

### Assets and Liabilities Not Recorded at Fair Value on the Consolidated Balance Sheet

Our long-term debt, including the current portion, not reflected in the financial statements at fair value, is reflected in the table below:

| | Fair Value Measurement at January 31, 2025 | | | | Carrying |
| --- | --- | --- | --- | --- | --- |
| (In thousands) | Level 1 | Level 2 | Level 3 | Total | Value |
| Long-Term Debt and Related Current Maturities | $ — | $ — | $ 25,202 | $ 25,202 | $ 25,239 |

| | Fair Value Measurement at January 31, 2024 | | | | Carrying |
| --- | --- | --- | --- | --- | --- |
| (In thousands) | Level 1 | Level 2 | Level 3 | Total | Value |
| Long-Term Debt and Related Current Maturities | $ — | $ — | $ 13,026 | $ 13,026 | $ 12,972 |

The fair value of our long-term debt, including the current portion, is estimated by discounting the future cash flows using current interest rates at which similar borrowings with the same maturities would be made to borrowers with similar credit ratings and is classified as Level 3.

## Note 24— Subsequent Events

*Credit Agreement Amendment and Waiver*

On March 20, 2025, we entered into a Fourth Amendment to Amended and Restated Credit Agreement (the "Fourth Amendment") with Bank of America, which further amended the Amended Credit Agreement (as so amended, the "Further Amended Credit Agreement").

The Further Amended Credit Agreement modified the remaining quarterly installments in which the outstanding balance of the existing Term Loan must be paid; the outstanding principal balance of the Term Loan as of the effective date of the Amendment was $9.5 million. Under the Further Amended Credit Agreement, such remaining quarterly installments must be paid on the last day of each of our fiscal quarters through April 30, 2027 in the principal amount of (i) in the case of the installments for the fiscal quarters ending April 30, 2025 through January 31, 2026, $325,000 each, (ii) in the case of the installments for the fiscal quarters ending April 30, 2026 through January 31, 2027, $725,000 each, and (iii) in the case of the installment for the fiscal quarter ending April 30, 2027, $950,000; the entire then-outstanding principal balance of the Term Loan is required to be paid on August 4, 2027. We continue to have the right to voluntarily prepay the Term Loan, in whole or in part, from time to time without premium or penalty (other than customary breakage costs, if applicable).

The remaining repayment installments of the existing Term A-2 Loan were not modified by the Fourth Amendment; the outstanding principal balance of the Term A-2 Loan as of the effective date of the Fourth Amendment was EUR 12,250,000 million. The amount and availability and repayment terms of the existing $25.0 million revolving credit facility available to the Company under the Further Amended Credit Agreement were not modified by the Fourth Amendment; the outstanding principal balance under the revolving credit facility as of the effective date of the Fourth Amendment was $21.7 million.

The Further Amended Credit Agreement modified the applicable interest rate margins payable with respect to the Term Loan, the Term A-2 Loan and the revolving credit facility loans and modified the commitment fee payable with respect to the undrawn portion of the revolving credit facility. Under the Further Amended Credit Agreement, the Term Loan and revolving credit facility loans bear interest at a rate per annum equal to, at the Company's option, either (a) the Term SOFR rate as defined in the Further Amended Credit Agreement (or, in the case of revolving credit loans denominated in Euros or another currency other than U.S. Dollars, the applicable quoted rate), plus a margin that varies within a range of 1.60% to 2.85% based our consolidated leverage ratio, or (b) a fluctuating reference rate equal to the highest of (i) the federal fund rate plus 0.50%, (ii) Bank of America's publicly announced prime rate (iii) the Term SOFR Rate plus 1.00%, or (iv) 0.50%, plus a margin that varies within a range of 0.60% to 1.85% based our consolidated leverage ratio. Under the Further Amended Credit Agreement, the Term A-2 Loan bears interest at a rate per annum equal to the EURIBOR rate as defined in the Further Amended Credit Agreement, plus a margin that varies within a range of 1.60% to 2.85% based on the Company's consolidated leverage ratio. Under the Further Amended Credit Agreement, the commitment fee that we are is required to pay on the undrawn portion of the revolving credit facility under the Further Amended Credit Agreement varies within a range of 0.15% and 0.40% based on our consolidated leverage ratio.

We must comply with various customary financial and non-financial covenants under the Further Amended Credit Agreement, certain provisions of which covenants were modified by the Fourth Amendment. The financial covenants under the Further Amended Credit Agreement consist of a maximum consolidated leverage ratio, a minimum consolidated fixed charge coverage ratio that is tested commencing with the measurement period ending with the fiscal quarter ending January 31, 2026, and a minimum interim consolidated fixed charge coverage ratio that is tested for certain measurement periods ending April 30, 2025, July 31, 2025 and October 31, 2025; the interim minimum consolidated fixed charge coverage ratio was added by the Fourth Amendment, and certain provisions of the existing financial covenants were modified by the Fourth Amendment.

Pursuant to the Further Amended Credit Agreement, the Lender waived the events of default that had occurred under the Amended Credit Agreement as a result of our failure to comply with the maximum consolidated leverage ratio and the minimum consolidated fixed charge coverage ratio in effect thereunder for our fiscal measurement period ended January 31, 2025.

*Restructuring - Fiscal 2026*

Subsequent to year end, on March 20, 2025, we announced our restructuring actions for fiscal 2026 which include the reduction of approximately 10% of the Company's global workforce, primarily in the PI segment, and the realignment of its underperforming MTEX operation in Portugal. As part of this initiative, AstroNova has cut approximately 70% of the MTEX product portfolio, phasing out low-volume, low-profit models and prioritizing higher-margin products that capitalize on the Company's consumables business. In addition, all MTEX sales, marketing and customer support functions have been integrated into AstroNova's global teams. The restructuring action is expected to achieve projected annualized cost savings of $3.0 million.

# ASTRONOVA, INC.

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

| Description | | Balance at Beginning of Year | | Provision/ (Benefit) Charged to Operations | | Deductions(2) | | Balance at End of Year |
|---|---|---|---|---|---|---|---|---|
| Allowance for Doubtful Accounts(1): | | | | | | | | |
| (In thousands) | | | | | | | | |
| Year Ended January 31, | | | | | | | | |
| 2025 | $ | 618 | $ | 2,486 | $ | — | $ | 3,104 |
| 2024 | $ | 731 | $ | (113) | $ | — | $ | 618 |
| 2023 | $ | 826 | $ | 100 | $ | (195) | $ | 731 |

(1) The allowance for doubtful accounts has been netted against accounts receivable in the balance sheets as of the respective balance sheet dates.

(2) Uncollectible accounts written off, net of recoveries.

# CORPORATE AND SHAREHOLDER INFORMATION

**DIRECTORS**

**Gregory A. Woods**
President and Chief Executive Officer, AstroNova, Inc.

**Alexis P. Michas**
Managing Partner, Juniper Investment Company, LLC

**Mitchell I. Quain**
Executive Council, American Securities, Inc.

**Darius G. Nevin**
Chairman of the Board, Psychemedics Corporation

**Yvonne E. Schlaeppi**
Managing Partner, Stratevise LLC

**Richard S. Warzala***
Chairman of the Board, President and
Chief Executive Officer, Allied Motion Technologies, Inc.
* Lead Independent Director

**GENERAL COUNSEL**
Foley Hoag LLP
Boston, Massachusetts 02210

**REGISTERED PUBLIC ACCOUNTING FIRM**
Wolf & Company, P.C.
Boston, Massachusetts 02110

**TRANSFER AGENT AND REGISTRAR**
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940
800-522-6645
www.computershare.com

**ANNUAL MEETING**
The Annual Meeting of Shareholders will be held at the offices of Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts on Wednesday, July 9, 2025, beginning at 9:00 a.m., Eastern Daylight Time.

**CORPORATE HEADQUARTERS**
600 East Greenwich Avenue
West Warwick, Rhode Island 02893 USA
800-343-4039

**COMMON STOCK**
COMMON STOCK
AstroNova, Inc. common stock is listed on the Nasdaq Global Market.
Ticker Symbol: ALOT
The closing price on May 15, 2025 was $8.71

**INVESTOR INQUIRIES**
Securities analysts, portfolio managers and other interested investors seeking information about the Company may visit our website at:
**www.astronovainc.com** or send inquiries to:
**ALOT@allianceadvisors.com**

**PRODUCT INFORMATION**
For information about AstroNova products and services, please call us at 800-343-4039 or 401-828-4000

or visit our websites:
**www.astronovainc.com**
**www.astronovaproductid.com**
**www.tm.astronovainc.com**
**www.aerospace.astronovainc.com**
**www.getlabels.com**



**WORLD HEADQUARTERS**
600 East Greenwich Ave.
West Warwick, RI 02893 USA

**EMEA HEADQUARTERS**
Waldstraße 70
D-63128 Dietzenbach, Germany

**CANADA**
3505 Rue Isabelle, Suite O
Brossard, QC J4Y 2R2
Canada

**LATIN AMERICA**
Lago Alberto 375
Floor 11th – Suite 120
Anáhuac I Secc, Miguel Hidalgo
11320 Ciudad de México, CDMX

**CHINA**
AstroNova (Shanghai) Trading Co., Ltd.
Part D, Building No. 8 Plot Section
No. 81 Meiyue Road
Pilot Free Trade Zone, Shanghai 200131
China

**SINGAPORE**
1 Scott Road #24-10
Shaw Centre
Singapore, 228208

**FRANCE**
10A Rue Blaise Pascal
78990 Elancourt, France

**UNITED KINGDOM**
167-169 Great Portland Street
5th Floor
London W1W 5PF  United Kingdom

**DENMARK**
Marielundvej 46A, 2.
2730 Herlev, Denmark

**MALAYSIA**
UOA Business Park
K03-03A-09,
1, Jalan Pengaturcara U1/51A,
Kawasan Perindustrian Temasya,
40150 Shah Alam,
Selangor, Malaysia

**UNITED STATES**
**ASTRO MACHINE**
630 Lively Boulevard
Elk Grove Village, IL 60007

**PORTUGAL**
Rua Academia FC Famalicão, 272
4760 - 482 Esmeriz
Vila Nova de Famalicão
Portugal

**For More Information: www.astronovainc.com**

          